As filed with the Securities and Exchange Commission on January 9, 2008.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BAYHILL THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	94-3383454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3400 W. Bayshore Road

Palo Alto, CA 94303

(650) 320-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark W. Schwartz, Ph.D.

President and Chief Executive Officer

Bayhill Therapeutics, Inc.

3400 W. Bayshore Road

Palo Alto, CA 94303

(650) 320-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson Robert A. Koenig Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Martin J. Waters Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, CA 92130 Telephone: (858) 350-2300 Facsimile: (858) 350-2399

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.001 per share	$86,250,000	$3,389.63

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 9, 2008.

             Shares

BAYHILL THERAPEUTICS, INC.

Common Stock

$             per share

• We are offering shares of common stock.	• This is our initial public offering and no public market currently exists for our shares.
• We anticipate that the initial public offering price will be between $ and $ per share.	• Proposed trading symbol: Nasdaq Global Market — BHTX

This investment involves risks. See “ Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Bayhill Therapeutics, Inc.	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2008.

Pacific Growth Equities, LLC	Lazard Capital Markets

Merriman Curhan Ford & Co.	Punk, Ziegel & Company

The date of this prospectus is                      , 2008.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2008 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Overview

We are a clinical-stage biopharmaceutical company using our proprietary therapeutic platform to develop a pipeline of novel products to treat autoimmune diseases in a fundamentally new manner. Our product candidates are designed to restore the immune system to its normal state, which is known as “tolerance.” We believe our product candidates selectively eliminate specific, harmful immune responses while leaving the rest of the immune system intact. We believe that our approach, which is both targeted and selective, will lead to improved efficacy, safety and tolerability relative to current therapies. Currently there are no approved therapies that restore tolerance. Our lead product candidate, BHT-3009, for the treatment of multiple sclerosis, or MS, has completed proof-of-concept studies and is expected to enter into its next clinical trial in the fourth quarter of 2008. We believe our clinical data to date demonstrate that our approach induces tolerance and that BHT-3009 will be an effective treatment for MS. Our second product candidate, BHT-3021, for the treatment of type 1 diabetes, is currently in a Phase I/II clinical trial. Our third product candidate, BHT-3034, for the treatment of myasthenia gravis, is in preclinical development. We maintain all worldwide marketing, distribution and manufacturing rights to each of our product candidates.

Our product candidates currently in development are:

•

BHT-3009 for the treatment of multiple sclerosis.     MS is a chronic autoimmune disease characterized by the immune system’s attack on myelin basic protein, or MBP, and other specific self-antigens, or antigens present in the body’s own tissues, in the myelin sheath of the central nervous system. This attack on self-antigens leads to the onset of MS, which is characterized by symptoms such as numbness, lack of coordination, blindness and paralysis. MS is the most common non-traumatic cause of disability in young adults in the United States and Europe. According to the National Multiple Sclerosis Society, an estimated 400,000 people in the United States have MS, while more than two million people are afflicted with this debilitating disease worldwide. Current therapies have limited efficacy and, in some cases, severe side effects. Based on our clinical data, we believe BHT-3009 reprograms the immune system to tolerize to, rather than attack, the MBP in the myelin sheath of the central nervous system of patients with MS.

In August 2007, we completed a Phase II clinical trial in patients with Relapsing Remitting Multiple Sclerosis, or RR-MS, which demonstrated a decrease in brain lesions measured with magnetic resonance imaging among a group of patients specified prior to unblinding the study data who had high levels of anti-MBP antibodies at enrollment and who received the 0.5 mg dose of BHT-3009. We believe that data from this trial also demonstrate proof of concept that BHT-3009 has a tolerizing effect on the immune system in RR-MS patients, as measured by reduction of myelin-specific antibodies in cerebral spinal fluid. BHT-3009 was well tolerated and patients experienced no significant side effects. We plan to initiate our next clinical trial for BHT-3009 in RR-MS patients in the fourth quarter of 2008.

•

BHT-3021 for the treatment of type 1 diabetes.    Type 1 diabetes, also known as juvenile diabetes, is an autoimmune disease that is believed to occur when the immune system attacks specific self-antigens in the pancreas, including proinsulin, which is widely believed to be the most important self-antigen related to the disease. The attack on proinsulin results in the inability of certain pancreatic cells, known as islet cells, to produce insulin and thereby maintain normal glucose levels. Long-term consequences of abnormal glucose regulation may include blindness, kidney disease, heart disease, vascular disease and stroke. According to the Juvenile Diabetes Research Foundation International, as many as three million people in the United States may have type 1 diabetes, including over 15,000 children newly diagnosed each year. Insulin replacement therapy, the only treatment for patients with type 1 diabetes, does not adequately restore normal glucose regulation and does not fully prevent these complications. We believe BHT-3021 will tolerize the immune system to proinsulin, inhibiting the attack on this self-antigen. If administered early in the course of type 1 diabetes, we believe BHT-3021 will preserve and may potentially restore pancreatic function, thereby reducing or eliminating the need for lifelong insulin replacement therapy. We are currently enrolling patients in a Phase I/II placebo-controlled clinical trial of BHT-3021. This clinical trial will assess safety and pharmacodynamics, measure immune tolerance and evaluate pancreatic function in patients with type 1 diabetes. We currently expect to release top-line results from this clinical trial in the first half of 2009.

•

BHT-3034 for the treatment of myasthenia gravis.    Myasthenia gravis is an autoimmune disease that causes interruption in the transmission of nerve impulses to muscles at the neuromuscular junction, the location where nerve cells connect with the muscles they control. In myasthenia gravis, it is believed that an autoimmune response attacks acetylcholine receptors, blocking nerve impulses and muscle stimulation via the neurotransmitter acetylcholine. Patients with myasthenia gravis experience chronic fatigue, weakness that increases with physical activity, and, in some cases, respiratory distress. According to the Myasthenia Gravis Foundation of America, up to 60,000 people in the United States may have this disease. There are currently no approved disease-modifying therapies for myasthenia gravis. We believe BHT-3034 will induce tolerance in patients with myasthenia gravis and improve the clinical outcomes for these patients. BHT-3034 is currently in preclinical studies.

Limitations of Existing Therapies

Most drugs used today to treat autoimmune diseases affect symptoms but not the underlying causes of the diseases. Existing disease-modifying therapies non-specifically alter immune responses to both disease-related self-antigens as well as foreign antigens. This lack of specificity can result in a broad range of adverse side effects, including serious infections that may result in death. As a result, we believe that there is a considerable commercial opportunity for selectively targeted therapies that are effective and safe.

BHT-DNA Therapeutic Platform

Our product candidates are derived from our proprietary therapeutic platform, known as BHT-DNA. We designed our BHT-DNA platform to induce tolerance by using a proprietary plasmid that encodes and delivers the disease-specific self-antigen to the immune system. Plasmids are small circular molecules of double-stranded DNA. Upon injection, the DNA plasmid is taken up by antigen-presenting cells, which are cells that help the immune system determine whether or not an antigen is foreign. Once the plasmid is taken up, these cells express the entire self-antigen protein encoded by the DNA plasmid. The expressed antigen is presented to the immune system in a manner that causes the antigen-presenting cells to turn off the immune cells that are attacking self-antigens and causing tissue injury. It is through this mechanism that we believe our product candidates selectively reprogram the immune system in a manner that targets disease-causing cells, leaving the remainder of the immune system intact to fulfill its normal function of fighting pathogens and tumors. We believe this specificity will result in improved efficacy with less serious and fewer side effects relative to currently available therapies for autoimmune diseases. Furthermore, we believe that our BHT-DNA platform is applicable to any autoimmune disease in which the target protein self-antigen or self-antigens are known. There are currently 26 autoimmune diseases for which the target protein self-antigen or self-antigens are known, including multiple sclerosis, type 1 diabetes and myasthenia gravis.

Our BHT-DNA therapeutic platform offers us a number of advantages:

•	we possess the capability to develop a robust pipeline of product candidates targeting autoimmune diseases for which the target protein self-antigens are known.

•	we can rapidly create and optimize preclinical product candidates for diseases with known self-antigens.

•	we expect to use substantially similar chemistry, manufacturing, and control processes for all product candidates developed from our therapeutic platform.

•	we expect that the regulatory review process for all product candidates developed from our therapeutic platform will share common elements.

•	our proprietary plasmids encode the entire target self-antigenic protein, thereby minimizing the risk of missing the self-antigen peptides relevant to each patient.

•	our therapeutic platform optimizes tolerance through persistent low-level self-antigen expression that replicates the body’s natural processes, avoiding the need for frequent dosing.

Our Corporate Strategy

Our strategy is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of novel products for the treatment of autoimmune diseases. We intend to:

•	rapidly advance clinical development of BHT-3009 and BHT-3021;

•	collaborate opportunistically to accelerate the development and commercialization of our product candidates;

•	leverage our proprietary therapeutic platform to discover and develop new product candidates for autoimmune diseases; and

•	build a sales and marketing infrastructure for targeted market opportunities.

Risks Associated with Our Business

In executing our business strategy, we face significant risks and uncertainties, as more fully described in the section entitled “Risk Factors.” These risks include, among others, the incurrence of substantial and increasing net losses for the foreseeable future because we have no products approved for commercial sale and we have not generated any product revenue to date, and the need to obtain substantial additional funding for our clinical programs. In addition, all of our product candidates are subject to regulatory approval by the United States Food and Drug Administration and comparable agencies in other countries. In order to receive regulatory approval for the commercial sale of BHT-3009, BHT-3021 or any other product candidates, we must conduct adequate and well controlled clinical trials to demonstrate substantial evidence of both safety and efficacy in humans. We expect to initiate our next clinical trial for BHT-3009 in the fourth quarter of 2008, and a Phase I/II clinical trial for BHT-3021 is ongoing. We will need to conduct further clinical trials of our product candidates in order to support the eventual filing of applications for regulatory approval. If clinical trials of our current product candidates or future product candidates do not produce results necessary to support regulatory approval, we will be unable to commercialize these products.

Corporate Information

We were formed under the name “SunVax, Inc.” and incorporated in Delaware in December 2000. We subsequently changed our name to “Tolerion, Inc.” in April 2002 and to “Bayhill Therapeutics, Inc.” in November 2002. Our principal executive offices are located at 3400 W. Bayshore Road, Palo Alto, California 94303, and our telephone number is (650) 320-2800. Our website address is www.bayhilltherapeutics.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Bayhill,” “we,” “us” and “our” refer to Bayhill Therapeutics, Inc.

“Bayhill Therapeutics” is our trademark. This prospectus also contains trademarks and tradenames of other companies.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

The principal purposes of this offering are to fund our development activities, including clinical trials for our internal development programs primarily related to our most advanced product candidates, BHT-3009 and BHT-3021, to increase our working capital and to provide funding for general corporate purposes, including research and development activities relating to our product candidates and therapeutic platform. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	BHTX

The number of shares of common stock to be outstanding immediately after this offering is based on 65,749,775 shares outstanding as of September 30, 2007, and excludes:

•	7,389,975 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $0.19 per share;

•	345,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.00 per share;

•	384,614 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.30 per share; and

•

             shares of common stock reserved for future issuance under our 2008 Equity Award Plan, which will become effective upon the completion of this offering (plus an additional 428,623 shares of common stock reserved for future grant or issuance under our 2002 Equity Incentive Plan, as amended, as of September 30, 2007, which shares will be added to the shares to be reserved under our 2008 Equity Award Plan upon the effectiveness of the 2008 Equity Award Plan).

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into 62,568,373 shares of common stock;

•	no exercise of the underwriters’ over-allotment option;

•	a 1-for- reverse stock split of our common stock and preferred stock to be effected immediately prior to the effectiveness of our initial public offering registration statement; and

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

Summary Financial Data

The following summary financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We were incorporated on December 6, 2000. We derived the statements of operations data, including share data, for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2007 and 2006, for the period from December 6, 2000 (date of inception) through September 30, 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly state our financial position as of September 30, 2007 and results of operations for the nine months ended September 30, 2007 and 2006 and for the cumulative period from December 6, 2000 to September 30, 2007. The operating results for any interim period are not necessarily indicative of the results that may be expected for any future period.

The pro forma net loss per common share and pro forma weighted average number of shares give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock as if the conversion occurred on September 30, 2007.

	Years Ended December 31,			Nine Months Ended September 30,		Period from December 6, 2000 (inception) to September 30, 2007
	2006	2005	2004	2007	2006
	(In thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$20,036	$11,212	$5,878	$11,880	$15,324	$55,787
General and administrative	1,761	1,834	1,638	1,872	1,212	8,824

Total operating expenses	21,797	13,046	7,516	13,752	16,536	64,611

Loss from operations	(21,797)	(13,046)	(7,516)	(13,752)	(16,536)	(64,611)
Interest income (expense):
Interest income	1,242	806	144	606	974	3,064
Interest expense	—	(27)	(295)	(311)	—	(667)

Net loss	$(20,555)	$(12,267)	$(7,667)	$(13,457)	$(15,562)	$(62,214)

Net loss per share — basic and diluted	$(7.48)	$(5.48)	$(5.17)	$(4.33)	$(5.78)

Weighted average number of shares used in per share calculations — basic and diluted	2,747	2,239	1,484	3,106	2,693

Pro forma net loss per common share (unaudited) — basic and diluted
Weighted average number of shares used in pro forma per share calculations — basic and diluted

The balance sheet data as of September 30, 2007 are presented below:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 62,568,373 shares of our common stock; and

•

on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,248
Short-term investments	5,444
Working capital (current assets less current liabilities)	12,242
Total assets	18,964
Long-term debt, net of current portion and discounts	8,871
Convertible preferred stock	62
Deficit accumulated during development stage	(62,214)
Total stockholders' equity	4,165

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We have a history of net losses. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. As a result, we expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve profitability.

We are not profitable and do not expect to be profitable in the foreseeable future. We have incurred significant net losses in each year since our inception, including net losses of approximately $7.7 million, $12.3 million and $20.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. As of September 30, 2007, our deficit accumulated during development stage was approximately $62.2 million. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We have not completed development of any product candidate and have never generated any product revenues. We expect our expenses to increase significantly as we initiate our next clinical trial for our most advanced product candidate, BHT-3009. We also expect an increase in our expenses associated with the clinical trials of our other product candidates, the manufacturing of clinical trial materials, our continued research and development activities and the creation of additional infrastructure to support operations as a public company. As a result, we expect to incur substantial and increasing net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

We have financed our operations primarily through the sale of equity securities and debt financings. The size of our future net losses will depend, in part, on the rate of growth of our expenses and the rate of growth of our revenues, if any. If we are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives marketing approval is insufficient, we will not achieve profitability. In addition, revenues from any potential strategic partnerships are uncertain because we may not enter into any strategic partnerships. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We will need substantial additional funding, and if we are unable to raise capital when needed, we will be forced to delay, reduce or eliminate one or more of our product development programs or enter into strategic collaboration arrangements on unfavorable terms.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, establishing manufacturing capabilities and seeking and obtaining regulatory approval, requires extensive funding and capital expenditures. We expect our research and development expenses to significantly increase in connection with our ongoing activities, particularly as we initiate our next clinical trial for BHT-3009 and advance clinical development of our other product candidates. We currently anticipate that the net proceeds from this offering together with existing cash, cash equivalents and short-term investments will be sufficient to fund our projected operating requirements for at least 18 months.

Thereafter, we expect to fund our future operating requirements through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or any future commercialization efforts, or we may be required to enter into one or more strategic collaboration arrangements on unfavorable terms. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. In such cases, our business would be harmed.

We are a pharmaceutical company with a limited operating history. We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operations to date have been primarily limited to organizing and staffing our company, developing our technology and undertaking preclinical studies and clinical trials of our product candidates. We have not yet received regulatory approval to begin marketing any of our product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. Specifically, our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter to quarter or year to year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this prospectus:

•	the successful completion of clinical development and the regulatory approval process of our product candidates;

•	our ability to obtain sufficient funding to support our efforts to deploy our technology to create a pipeline of product candidates;

•	potential adverse side effects or lack of efficacy of our product candidates that could delay or prevent commercialization or cause an approved drug to be taken off the market;

•	market acceptance of our future products;

•	competition from existing products or new products that may emerge;

•	the ability of patients to obtain coverage or sufficient reimbursement for our future products;

•	potential product liability claims;

•	our dependence on third-party manufacturers to supply or manufacture our product candidates;

•	our ability to establish or maintain collaborations, licensing agreements or other arrangements;

•	our ability to assert intellectual property protection with respect to any of our product candidates;

•	compliance with obligations under intellectual property licenses with third parties; and

•	our ability to attract and retain key personnel to manage our business effectively.

Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance, and fluctuations in our results may negatively impact the price of our common stock.

Risks Relating to the Development, Regulatory Approval and

Commercialization of Our Product Candidates

The technology underlying our products is uncertain and unproven.

All of our product development efforts are based on unproven technologies and therapeutic approaches that have not been widely tested in humans. To date, no products that use our technology have been extensively studied or commercialized. The United States Food and Drug Administration, or the FDA, has not determined any of our product candidates to be safe or effective in humans. Our BHT-DNA therapeutic platform has only been evaluated in preclinical tests and early clinical trials. If our product candidates do not perform as anticipated in clinical trials, this result may be viewed as an indication of the viability of our BHT-DNA therapeutic platform for developing therapies for autoimmune diseases. As a result, the utility of our BHT-DNA therapeutic platform and our ability to develop products based on this platform would be highly uncertain and our business would be harmed.

Even if our clinical trials are successful, we might not obtain regulatory approval for any indication. Preclinical and clinical data can be interpreted in many different ways, and the FDA or foreign regulatory officials could interpret data that we consider to be promising differently, which could delay or prevent regulatory approval of our product candidates. Moreover, the degree of regulatory risk as well as the commercialization risk is generally greater for products based on new technologies, such as ours, than for products based on established technology.

We are dependent on the success of our two most advanced product candidates, BHT-3009 and BHT-3021, and we cannot be certain that either of these product candidates will successfully complete clinical development or receive regulatory approval.

We have invested a significant portion of our efforts and financial resources in the development of our two most advanced product candidates, BHT-3009 and BHT-3021. Our ability to generate product revenue, which we do not expect to occur for at least several years, if ever, will depend heavily on the successful development and regulatory approval of these product candidates. If we fail to demonstrate in clinical trials that our product candidates are safe and effective for the indications we are studying, our clinical development programs for BHT-3009 and BHT-3021 will not lead to regulatory approval from the FDA and similar foreign regulatory agencies, and we will therefore fail to commercialize these product candidates. Any failure to obtain regulatory approval of BHT-3009 or BHT-3021 would have a material adverse impact on our business.

Delays in the commencement, enrollment and successful completion of clinical trials could result in increased costs to us, as well as delay or limit our ability to obtain regulatory approval for our product candidates.

Although for planning purposes we project dates for the commencement, enrollment and completion of our clinical trials, delays in the commencement, enrollment and completion of clinical trials could significantly affect our product development costs. We do not know whether planned clinical trials for

BHT-3009 and BHT-3021 will begin or be completed as scheduled, if at all. We have limited experience in conducting and managing clinical trials and may experience delays. For example, our ongoing Phase I/II clinical trial of BHT-3021 for type 1 diabetes was delayed approximately nine months due to, among other things, underestimating the number of trial sites needed to enroll our targeted number of patients. Clinical trials may not be commenced, may be delayed or may be unsuccessful for a variety of reasons, including:

•

we may not reach agreements on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

we may be unable to engage a sufficient number of adequate trial sites because many candidate sites are already engaged in other clinical trial programs for the same indication as our product candidates;

•

we may be unable to maintain sites that we have engaged if such sites are required to withdraw from a clinical trial or become ineligible to participate in clinical studies for contractual, legal or medical reasons;

•

we may not recruit and enroll patients to participate in clinical trials due to, among other things, small numbers of patients in the target population and their reluctance to enroll in clinical trials, changing standards of medical care, failure to meet enrollment criteria and competition from other clinical trial programs for patients with the same indication as our product candidates;

•	patients who do not meet enrollment criteria may be erroneously enrolled in our clinical trials, which may negatively impact our clinical data and/or result in unforeseen patient safety issues;

•

we may not retain patients who have enrolled in a clinical trial due to patients’ tendencies to withdraw, due to, among other things, inability to comply with the treatment protocol, perceived lack of efficacy, personal issues, side effects from the therapy or unavailability for further follow-up; and

•	we may not secure adequate funding to continue or complete our clinical trials.

Successful completion of a clinical trial requires clinical sites to store, handle, document and administer the product candidate appropriately and to perform outcome assessments according to the trial’s protocol. Any site’s failure to handle the clinical trial material properly, to follow the protocol or to perform the outcome assessments appropriately could result in contamination or inactivation of the clinical trial material or could generate incomplete or potentially misleading data that might call the trial results into question. If any of these events were to occur, we may have to repeat all or a portion of the clinical trial.

If we experience delays in the commencement, enrollment or successful completion of our clinical trials, or if our clinical trials fail, we would experience significant increases in costs and we may not obtain regulatory approval in a timely manner, if at all.

Our reliance on clinical trials conducted outside the United States may delay or limit our ability to obtain regulatory approval for our product candidates.

We run clinical trials at sites outside of the United States, including sites in developing nations such as countries in Eastern Europe. Challenges associated with complying with different regulatory requirements may delay or prevent us from opening trials in one or more countries. Different and changing standards of medical care among countries may adversely affect patient recruitment and retention and performance of the trial according to its protocol. Investigators may misunderstand instructions and errors may occur in the translation of documents such as the trial protocol, either of which could result in, among other things, investigators performing incorrect procedures. Incorrect translation of trial data could lead to erroneous conclusions. The FDA may impose additional requirements prior to accepting data from these foreign countries or may not accept the data at all. Any of these events could delay or limit our ability to obtain regulatory approval for our product candidates.

Conducting clinical trials is a lengthy, costly and uncertain process that may not demonstrate that our product candidates are safe or effective, or result in regulatory approval.

To receive regulatory approval for the commercial sale of BHT-3009, BHT-3021 or any other product candidates, we must successfully complete adequate and well controlled clinical trials demonstrating, with substantial evidence, the efficacy and safety of our product candidates in the indications being studied. Clinical testing is expensive, takes many years to complete and has an uncertain outcome. Clinical failure can occur at any stage of the testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. In addition, the results of our clinical trials may show that our product candidates may cause undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in the denial of regulatory approval by the FDA and other regulatory authorities.

Although we have recently completed a Phase II study for BHT-3009 in patients with multiple sclerosis, we cannot be certain if or when we will initiate or complete additional testing, including required registration trials. Because our programs use new technologies, existing preclinical and clinical data on the safety and efficacy of our programs is limited. The results of preclinical or earlier stage clinical trials do not necessarily predict safety or efficacy in humans. Furthermore, we cannot guarantee that our clinical trial designs are adequate to satisfy regulatory requirements for proof of safety and efficacy necessary for approval of our products. For example, our early-stage clinical trials for BHT-3009 used endpoints that are not approved surrogates for clinical efficacy, and later-stage clinical trials may fail to show desired efficacy in studies employing the necessary clinical endpoints.

Clinical trial data may reveal new safety concerns, including worsening diabetes and multiple sclerosis in some patients that may require additional clinical trials to, among other things, assess and possibly reduce the risk. Clinical trials that successfully meet their efficacy endpoints may nonetheless require additional clinical trials for regulatory approval. If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, particularly for our BHT-3009 and BHT-3021 product candidates, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates. In addition, we may not be able to obtain approval for indications that are as broad as we intended.

Our product candidates are regulated as gene therapy products and, as such, are subject to additional regulatory oversight, which may delay or prevent approval of our product candidates.

The commencement of clinical trials requires us to obtain approval from multiple regulatory authorities. In the United States, our product candidates are regulated by the FDA, the National Institutes of Health Recombinant DNA Advisory Committee, or RAC, and clinical sites’ institutional review boards, or IRBs, and bio-safety committees. Outside of the United States, our product candidates are regulated by comparable authorities. Successful completion of clinical trials requires adherence to the clinical trial protocol and regulatory requirements, including good clinical practices. Clinical trials may be delayed or may be unsuccessful for a variety of regulatory reasons, including:

•	inability to obtain and maintain regulatory approval from the FDA and other authorities, including authorities that regulate trials of biologics, such as RAC; or

•	inability to obtain ethics committee or IRB approval to conduct a clinical trial at numerous prospective sites.

In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or approved protocols; or

•	unforeseen safety issues or any determination that continuation of the trial presents unacceptable health risks.

Suspension or termination of our clinical trials could significantly delay our ability to obtain marketing approval for our product candidates, if we are able to obtain approval at all, and could have a material adverse impact on our business.

Regulatory reforms may adversely affect our ability to develop and obtain approval for our product candidates.

Changes in regulatory requirements and guidance for proof of safety and efficacy may occur from time to time. Completed clinical trials may not meet these revised guideline requirements, and we may need to perform additional clinical trials. We may also need to amend ongoing clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit our clinical trial protocols to IRBs or Ethics Committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial.

Recent amendments to the Food Drug and Cosmetic Act include changes in clinical trial requirements that may affect the development of our product candidates. For example, our product candidate BHT-3021 is being developed for an indication that affects both pediatric and adult populations. New requirements with respect to assessing the safety and efficacy of new drugs in pediatric populations have recently been enacted that may require us to conduct additional trials in those populations or to amend current protocols to include those populations. Our product candidates may not meet additional toxicology requirements for products used in pediatric populations. Additionally, IRBs’ and parents’ ethical concerns about testing experimental products in children may delay development of or prevent us from developing our product candidates in this population.

In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and new requirements for many drug manufacturers to develop risk evaluation and management strategies that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues has resulted in the enactment of the Food and Drug Administration Amendment Act of 2007, which provides for a more cautious approach by the FDA to clinical trials, as well as post-marketing surveillance. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought. We cannot yet predict the impact these changes in FDA requirements or future changes in FDA regulations, guidance or interpretations may have on the development of our product candidates.

All of our product candidates require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our product candidates will harm our business.

All of our product candidates require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our product candidates would delay market launch, increase our cash requirements and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, takes many years and varies substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of any Biologic License Application, or BLA, in the United States or any marketing approval application or other foreign applications for any of our product candidates.

We may seek fast track designation, priority review or accelerated approval for our product candidates, which are FDA programs intended to facilitate the development of and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We cannot predict whether any of our product candidates will obtain a fast track, priority review or accelerated approval designation, or the ultimate impact, if any, of the fast track, priority review or accelerated approval process on the timing or likelihood of FDA approval of any of our product candidates. Furthermore, if we receive accelerated approval of one of our product candidates based on a surrogate endpoint and fail to timely demonstrate statistically significant benefit under a clinical endpoint post-approval, we will be required to withdraw our product from the market.

If we submit to the FDA any BLA, including any amended BLA, seeking marketing approval for any of our product candidates, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that our marketing approval application submissions to any other regulatory authorities will be accepted for filing and reviewed by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our product candidates will receive favorable recommendation from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities.

In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our product candidates or other products. Approvals may not be granted on a timely basis, if at all, and if granted may not cover all of the indications for which we may seek approval. Also, an approval might contain significant limitations in the form of warnings, precautions or contraindications.

We intend to develop and validate a diagnostic test for patient selection for BHT-3009, and such test may not be accurate or useful for the intended purposes, and may itself require regulatory approval.

We intend to develop and validate a diagnostic test for use with BHT-3009 that will be used as a patient selection tool in our future clinical trials and during commercialization of BHT-3009. If we cannot develop a test in a timely manner that we can successfully use to identify the appropriate patients for BHT-3009, clinical development and regulatory approval of BHT-3009 could be significantly delayed. We believe such a test may require its own regulatory clearance and delays or failure to obtain such regulatory clearance would delay or prevent us from commercializing BHT-3009.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or to commercialize our product candidates.

We have agreements with third-party CROs to provide monitors for and to manage data for our ongoing clinical programs. We and our CROs are required to comply with current good clinical practices, or GCPs, regulations and guidelines enforced by the FDA and other international regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce GCPs through periodic inspections of the trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, regulatory authorities will determine that any of our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under current Good Manufacturing Practices, or cGMP, regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We have no experience manufacturing large clinical-scale or commercial-scale pharmaceutical products and have no manufacturing facility. As a result, we are dependent on numerous third parties to manufacture our product candidates and for our supply chain, and if we experience problems with any of these suppliers the manufacturing of our products could be delayed.

We do not own or operate manufacturing facilities for clinical or commercial manufacture of our product candidates, which includes the drug substance and the finished drug product. We currently outsource all manufacturing and packaging of our preclinical and clinical product candidates to third parties. Our third-party manufacturers have not manufactured any of our product candidates in quantities sufficient for the completion of required clinical trials or at a commercial scale. In addition, we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates. The manufacturers, therefore, could discontinue the manufacture or supply of our product candidates at any time. Our inability to obtain adequate supply could delay or otherwise adversely affect the clinical development of our product candidates.

We are currently changing manufacturers of BHT-3009 and we must show that the new manufacturer’s product is comparable to the previous manufacturer’s product. If the products are not comparable, the FDA may require us to postpone our next trial for BHT-3009 while we perform additional studies, including preclinical safety and toxicology and possibly a new Phase I trial.

Our product candidates are biological materials that are manufactured from E. coli bacteria that are stored in cell banks. If a product candidate’s master cell bank and all useable working cell banks are damaged or become unavailable to us, we would be unable to manufacture that product candidate. Creation of a new master cell bank requires a substantial period of time and the FDA would likely require us to perform toxicology tests and clinical safety trials of the new master cell bank’s product.

We may be unable to enter into agreements for future clinical or commercial supply of our product candidates with third-party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, the various manufacturers of each product candidate will likely be single source suppliers to us for a significant period of time. We may not be able to establish additional sources of supply for our products prior to commercialization.

The manufacturers of our product candidates are also subject to various licensing and regulatory requirements. Our manufacturers are subject to the licensing requirements of the FDA, United States Drug Enforcement Administration, or DEA, and state and foreign regulatory authorities. Our manufacturers’ facilities are subject to inspection by the FDA, as well as by the DEA, and state and foreign regulatory authorities. Failure to obtain or maintain these licenses or to meet the inspection criteria of these agencies would disrupt our manufacturing processes and adversely affect our ongoing clinical trials and our business and future prospects, results of operations, financial condition and cash flow. Any failure by our manufacturers to follow or document their adherence to cGMP regulations or satisfy other manufacturing and product release regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, may result in the temporary or permanent termination of a clinical study, or may delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business.

Failure by any of our suppliers to comply with applicable regulations or inability or unwillingness to supply on the part of any of these suppliers may also result in long delays and interruptions to our manufacturing capacity while we seek to secure and qualify another supplier who meets all applicable regulatory requirements. Manufacturing capacity at our suppliers is limited and may not be available when we wish to commence manufacturing. If we need to secure and qualify another supplier, we may be unable to because there are a limited number of manufacturers with extensive experience in manufacturing plasmids similar to our product candidates at a commercial scale.

Any of these factors could cause the delay or suspension of initiation or completion of our clinical trials, regulatory submissions, required approvals or commercialization of our products, could cause us to incur higher costs in connection with the manufacture of our product candidates and could prevent us from commercializing our product candidates successfully. Furthermore, if our third-party manufacturers fail to deliver the required commercial quantities of our finished product, if and when it is approved for marketing, on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue.

Our freedom to operate our business or profit fully from sales of our products may be limited if we enter into collaborative agreements.

We may collaborate with other pharmaceutical companies to gain access to their financial, research, drug development, manufacturing, regulatory or marketing, distribution and sales resources. However, we may not be able to negotiate arrangements with any collaborative partners on favorable terms, if at all. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or may result in lower levels of income to us than if we marketed our product candidates on our own. Without collaborative arrangements, we must fund our own clinical development, manufacturing, and marketing and sales activities, which accelerates the depletion of our cash and requires us to develop our own manufacturing and marketing and sales capabilities. Therefore, if we are unable to establish and maintain collaborative arrangements and if other sources of cash are not available, we will experience a severe adverse effect on our ability to develop products and, if developed and approved, to manufacture, market and sell them successfully.

Even if our product candidates receive regulatory approval, they will be subject to ongoing significant regulatory requirements and may face regulatory and enforcement action.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of recent high-profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for BHT-3009, BHT-3021 or any other product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications. Any of these restrictions or requirements could force us to conduct costly studies or increase the time for us to become profitable.

Our product candidates, if approved for commercial use, will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record keeping and submission of safety and other post-market information on the product. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured or problems with promotional materials, the regulatory agency may impose restrictions on that product or us, including correcting promotional literature or requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, such as cGMPs, a regulatory agency may:

•	issue warning letters or press releases;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.

Even if our product candidates receive regulatory approval in the United States, we may never receive approval for or commercialize our products outside of the United States.

In order to market and commercialize any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. For example, European regulatory authorities generally require a trial comparing the efficacy of the new drug to an existing drug prior to granting approval. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval processes in other countries include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects regarding FDA approval in the United States. Such effects include the risks that our product candidates may not be approved for all indications requested, which would limit the uses for which our products may be marketed and have an adverse effect on product sales and potential royalties, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

Our operations involve the use of hazardous materials, which could subject us to significant liabilities.

Our research and development processes involve the use of hazardous materials, including potentially harmful biological materials and chemicals. Federal, state and local laws and regulations govern the use, manufacture, storage, handling, disposal of, and exposure to these materials. Our operations produce hazardous waste products. There can be no assurance that discharges or releases from these materials or other violations of environmental laws or regulations will not occur in the future as a result of human error, accident, equipment failure or other causes. We could be subject to fines and civil and criminal sanctions, or civil damages, in the event of an improper or unauthorized release of or exposure of individuals, including employees, to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We maintain insurance policies for general and product liability; however, we do not maintain a policy that insures against claims relating to environmental liabilities, and liability under environmental laws can be joint and several and without regard to comparative fault. Compliance with current or future environmental and safety laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

We expect intense competition with respect to our existing and future product candidates.

The pharmaceutical industry is highly competitive, with a number of large, established pharmaceutical companies, as well as many smaller companies. Many of these companies have greater financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products which may target the same indications as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects and convenience of treatment procedures. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than we do, obtain approvals for such products from the FDA more rapidly than we do or develop alternative products or therapies that are safer, more effective and/or more cost effective than any products developed by us.

The commercial opportunity for our product candidates could be significantly harmed if competitors are able to develop therapies that compete effectively with our products. For example, there are a number of companies developing clinical candidates that could potentially be used in the treatment of multiple sclerosis in competition with BHT-3009, including Acorda Therapeutics, Inc., Biogen Idec Inc. and its partner Genentech, Inc., BioMS Medical Corp. and its partner Eli Lilly and Company, Eisai Co., Ltd., Genzyme Corporation and its partner Bayer HealthCare Pharmaceuticals Inc., GlaxoSmithKline plc, MediciNova, Inc., Merck Serono International SA, Novartis AG, Opexa Therapeutics, Inc., Orchestra Therapeutics, Inc., PDL BioPharma, Inc. and its partner Biogen Idec Inc., Sanofi-Aventis SA and Teva Pharmaceutical Industries Ltd., some of which are conducting Phase II and Phase III trials in patients with multiple sclerosis. In addition, there are a number of companies developing clinical candidates that could potentially be used in the treatment of type 1 diabetes in competition with BHT-3021, including DiaMyd Medical AB, LigoCyte Pharmaceuticals, Inc. and its partner Biogen Idec Inc., Macrogenics, Inc. and its partner Eli Lilly and Company, TolerRx, Inc. and its partner GlaxoSmithKline plc and XOMA Ltd. and its partner Genentech, Inc.

Compared to us, many of our potential competitors have substantially greater:

•	capital resources;

•	development resources, including personnel and technology;

•	clinical trial experience;

•	regulatory experience;

•	expertise in prosecution of intellectual property rights;

•	manufacturing and distribution experience; and

•	sales and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights, either of which may limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, safer, more useful or less costly than ours and may also be more successful than us in manufacturing and marketing their products.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	withdrawal of clinical trial participants;

•	slower enrollment in ongoing or planned clinical trials;

•	termination of clinical trial sites or entire trial programs;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	the inability to enter into future licenses, collaborations or strategic partnerships;

•	the inability to complete future financings on favorable terms, if at all;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

We have obtained limited product liability insurance coverage for our clinical trials. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses we may incur or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, property, auto, workers’ compensation, product liability and directors’ and officers’ liability insurance policies. Our insurance is expensive and we do not know if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Undesirable side effects would significantly affect our ability to commercialize our product candidates.

If either or both of our most advanced product candidates receive marketing approval and we or others later identify undesirable side effects caused by such products:

•

regulatory authorities may require the addition of labeling statements, specific warnings, one or multiple contraindications, field alerts to physicians and pharmacies or restrictive marketing and distribution programs;

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to additional limitations on how we promote our drugs;

•	regulatory authorities may require us to take our approved drug off the market;

•	sales of products may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase our commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from its sale.

Many of our product candidates are based on the same BHT-DNA therapeutic platform. Accordingly, undesirable side effects that are associated with one product candidate may delay development of a different product candidate or reduce revenues from a different, commercialized product.

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

The commercial success of any of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products among physicians, the medical community, and patients, as well as coverage and reimbursement of them by third-party payors, including government payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	marketing restrictions, indication limitations or warnings contained in a product’s FDA-approved labeling;

•	changes in the standard of care for the targeted indications for any of our product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval;

•	lower demonstrated clinical safety and efficacy compared to other products;

•	prevalence and severity of adverse effects;

•	ineffective marketing and distribution efforts;

•	lack of availability of reimbursement from managed care plans and other third-party payors;

•	lack of cost-effectiveness;

•	timing of market introduction and perceived effectiveness of competitive products;

•	availability of alternative therapies at similar costs; and

•	potential product liability claims.

Our ability to effectively promote and sell our product candidates in the marketplace will also depend on pricing and cost-effectiveness, including our ability to manufacture a product at a competitive price. We will also need to demonstrate acceptable evidence of safety and efficacy and may need to demonstrate relative convenience and ease of administration. Market acceptance could be further limited depending on the prevalence and severity of any expected or unexpected adverse side effects associated with our product candidates. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products to become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If our approved drugs fail to achieve market acceptance, we will not be able to generate significant revenue, if any.

We lack experience in marketing products for commercial sale and we will need to develop a sales and marketing organization or enter into marketing arrangements with others to generate meaningful sales of any products that may be approved.

In order to commercialize any drug candidate approved by the FDA or foreign regulatory authorities, we must either develop marketing and sales programs or enter into marketing arrangements with others. We currently do not have internal sales and marketing capabilities. If we cannot do either of these successfully, we will not generate meaningful sales of any products that may be approved. If we develop our own marketing and sales capabilities, we will be required to employ a sales force, establish and staff a customer service department, and create or identify distribution channels for our drugs. We will compete with other companies that have experienced and well funded marketing and sales operations. In addition, if we establish our own sales and distribution capabilities, we will incur material expenses and may experience delays or have difficulty in gaining market acceptance for our drug candidates. We currently have no marketing arrangements with others. There can be no guarantee that, if we desire to, we will be able to enter into any marketing agreements on favorable terms, if at all, or that any such agreements will result in payments to us. If we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues that we may receive will be dependent on the efforts of others. There can be no guarantee that these efforts will be successful.

If patients are unable to obtain coverage of or sufficient reimbursement for our future products, it is unlikely that our products will be widely used.

Successful sales of our products will depend on the availability of adequate coverage and reimbursement from third-party payors. Healthcare providers that purchase drugs for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the products. Adequate coverage and reimbursement from governmental, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our future products.

In addition, the market for our future products will depend significantly on access to third-party payors’ drug formularies, or lists of drugs for which third-party payors provide coverage and reimbursement. Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a generic equivalent is available.

All third-party payors, whether governmental or commercial, whether inside or outside the United States, are developing increasingly sophisticated and restrictive methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical technology exists among all payors. Therefore, coverage of and reimbursement for medical products can differ significantly from payor to payor.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our future products may not be available or adequate in either the United States or international markets, which would limit our ability to sell our products on a profitable basis.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, methods of treating diseases with these product candidates, and the methods used to manufacture these candidates. In addition, we may be required to successfully defend these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

We license certain intellectual property from third parties that covers our product candidates. We rely on some of these third parties to file, prosecute and maintain patent applications and otherwise protect the intellectual property to which we have a license, and we have not had and do not have primary control over these activities for certain of these patents or patent applications. We cannot be certain that such activities by these third parties will result in valid and enforceable patents and other intellectual property rights. Our enforcement of certain of these licensed patents or defense of any claims asserting the invalidity of these patents would also be subject to the first right of the third parties to take such enforcement action and/or the cooperation of such third parties in conducting the enforcement. If we are not able to obtain the cooperation of such third parties, we may not be able to enforce our patents.

The patent positions of pharmaceutical and biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biopharmaceutical patents has emerged to date in the United States. The biopharmaceutical patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in the patents we own or to which we have a license or third-party patents. Further, if any of our patents are deemed invalid and unenforceable, it could impact our ability to commercialize or license our technology.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make or use products that are identical or similar to our product candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our issued patents or patent applications;

•	patients may go for treatment in countries in which we do not have patent protection;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop and patent similar or alternative technologies;

•	it is possible that our pending patent applications will not result in issued patents;

•	our issued patents may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	we may not develop additional proprietary technologies that are patentable;

•	we may be forced to license the patents of others in order to make or use our products; or

•	the patents of others may have other adverse effects on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Any of these consequences would adversely affect our business.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could result in our incurrence of substantial costs and which could result in the forfeiture of these rights.

Even if we successfully obtain patents that cover our product candidates, we might still have to go to court to stop someone else from using the inventions claimed in these patents. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. Because we do not own all of the patents in our intellectual property portfolio, there is a risk that the court will decide we do not have standing to sue for patent infringement. In addition, there is a risk that the court will decide that these patents are not valid or unenforceable and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents. In addition, the U.S. Supreme Court has recently invalidated some tests used by the U.S. Patent and Trademark Office, or PTO, in granting patents over the past 20 years. As a consequence, several issued patents may be found to contain invalid claims according to the newly revised standards. Some of our own or in-licensed patents may be subject to challenge and subsequent invalidation in a re-examination proceeding before the PTO or during litigation under the revised criteria which make it more difficult to obtain patents.

Our success will depend partly on our ability to operate without infringing the intellectual property rights of others, and if we are unable to do so, we may be unable to commercialize our product candidates or use our technology.

A third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making, using or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party’s patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity in particular is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

A number of third-party patent applications have been published, and some have issued, relating to DNA-based therapeutics. It is likely that competitors and other third parties have and will continue to file applications for and receive patents on similar or even the same compositions or methods used in our products. If any third-party claims are asserted against our products and are upheld as valid and infringed by our products, we could be prevented from practicing the subject matter claimed in such patents and therefore from developing or commercializing our products, require license(s), or have to redesign our products or processes to avoid infringement. Such licenses may not be available on terms acceptable to us. Alternatively, we may be unsuccessful in any attempt to redesign our products or processes to avoid infringement.

We are aware of several U.S. patents owned by Vical, Inc. that relate to administration of DNA to humans. Even though we have obtained the opinion of outside counsel that our therapeutic products do not infringe any valid, unexpired claims of such patents, Vical may still choose to assert one or more of those patents against us. If any of our products were legally determined to be infringing a valid and enforceable claim of any of Vical’s patents, our business could be materially adversely affected. Further, any allegation by Vical that we infringed its patents would likely result in significant legal costs and require the diversion of substantial management resources.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to a number of license agreements, including agreements with Stanford University, pursuant to which we license key intellectual property, including intellectual property relating to our most advanced product candidates. These existing licenses impose, among other things, various diligence, reporting and payment obligations on us. If we fail to comply with these obligations, the licensors would have the right to terminate the licenses, in which event we lose our rights to develop or market any product that is covered by the licensed patents. If we lose such license rights that cover our product candidates, our business would be materially adversely affected.

Risks Related to Employee Matters and Managing Growth

We will need to increase the size of our company, and we may experience difficulties in managing growth.

As of December 31, 2007, we had 39 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage and fund our operations and clinical trials, continue our development activities and commercialize our product candidates. To support this growth, we expect to hire additional employees within the next 12 months. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	manage our next clinical trial for BHT-3009 and our Phase I/II clinical trial for BHT-3021 and other additional trials effectively, which we anticipate being conducted at numerous clinical sites; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures.

We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the Silicon Valley, California area. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and product acquisition expertise of Mark W. Schwartz, Ph.D., our President and Chief Executive Officer, as well as the other principal members of our management and scientific staff. If we lose one or more of these key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, obtain regulatory approval of and commercialize products successfully. Because our business depends on certain key personnel and advisors, the loss of such personnel and advisors could weaken our management team and we may experience difficulty in attracting and retaining qualified personnel and advisors.

Our executive officers have limited experience in running a public company and some members of our management team are new to their current roles.

As a public company, we will be highly dependent on the expertise of our senior management, many of whom have not acted in their current capacities for a public company. In addition, certain key members of our management team were hired recently. Therefore, they will not have been involved with our business and will not have worked together as a team for a significant period of time. Consequently, their focus and attention may be diverted while they familiarize themselves with our business.

Risks Relating to Owning Our Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our common stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including obtaining a premium value for their common stock, and might affect the prevailing market price for our common stock.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	our cash and short-term investment position;

•	results of our clinical trials;

•	results of clinical trials of our competitors’ products;

•	changes in laws or regulations applicable to our product candidates or our competitors’ products;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	announcements of technological innovations by us, our collaborators or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	market conditions for biopharmaceutical stocks in general; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have             outstanding shares of common stock based on the number of shares outstanding. Of these shares, all of the shares offered under this prospectus will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates, and the remaining             shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all             shares of common stock that we may issue under our 2008 Equity Award Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $             per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could affect our ability to continue to develop and eventually to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related regulations implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley or to prevent or detect material misstatements in our annual or interim financial statements in the future could result in inaccurate financial reporting, sanctions or securities litigation, or could otherwise harm our business.

As a public reporting company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. We are not currently in compliance with the requirements of Section 404, and the process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased auditor fees during the implementation of these changes and thereafter. We are required to be compliant under Section 404 by the end of fiscal 2009, and at that time our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors. Completing documentation of our internal control system and financial processes, remediation of control deficiencies and management testing of internal controls will require a substantial effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes timely, effectively or efficiently, could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

If we are unable to maintain effective control over financial reporting, such conclusion would be disclosed in our Annual Report on Form 10-K for the year ending December 31, 2009. In the future, we may identify material weaknesses and significant deficiencies which we may not be able to remediate in a timely manner. If we fail to maintain effective internal control over financial reporting in accordance with Section 404, we will not be able to conclude that we have and maintain effective internal control over financial reporting or our independent registered accounting firm may not be able to issue an unqualified report on our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Global Market, and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to significantly decrease. We may also be required to restate our financial statements from prior periods.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize BHT-3009, BHT-3021 and BHT-3034;

•	the progress and timing of clinical trials;

•	our plans regarding future research, discovery, collaborative and intellectual property activities;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the extent to which our scientific approach may potentially address a broad range of autoimmune diseases;

•	our commercialization, marketing and manufacturing capabilities and strategy; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

The principal purposes for this offering are to fund our development activities, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, for general corporate purposes and to provide liquidity for our existing stockholders. We currently intend to use the net proceeds of this offering, together with existing cash and cash equivalents, for the following purposes and in the following amounts:

•	approximately $ million will be used to fund clinical trials relating to BHT-3009 and BHT-3021, and

•

the remainder to fund working capital, capital expenditures and other general corporate expenditures, including the additional costs and expenses of research and development activities relating to our product candidates and therapeutic platform, and the costs of being a public company.

In addition, a portion of the proceeds will be used to fund scheduled payments under our $10.0 million credit facility with TriplePoint Capital LLC. We have drawn the entire facility as of September 30, 2007. This facility bears interest at an annual rate of 11.0% and has a repayment period of 24 months beginning in July 2008, with the final payment occurring in June 2010, when a 4.25% end-term payment is due.

We have in the past considered and we may opportunistically enter into a collaboration with a strategic partner for the development and commercialization of one or more of our product candidates. We currently have no agreement or commitment with respect to any such collaboration. However, if we were to enter into a collaboration, we believe that the expenses we would incur in connection with the development of any such partnered product candidate would decrease. In such case, we would allocate additional resources to our other product candidates and research and development activities.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, size and scope of, and costs relating to, our clinical development programs, especially BHT-3009 and BHT-3021, and the amount and timing of revenues, if any, from any future collaborations. We believe that the net proceeds from this offering, together with existing cash and cash equivalents, will be sufficient to meet our capital requirements for at least the next 18 months.

Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the filing of a restated certificate of incorporation to authorize                  shares of common stock and              shares of undesignated preferred stock and (ii) the conversion of all of our outstanding shares of preferred stock into 62,568,373 shares of common stock; and

•

on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$17,692

Long-term debt, net of current portion	$8,871

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 64,384,500 shares authorized, 62,568,373 shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	62
Common stock, $0.001 par value; 76,384,500 shares authorized, 3,181,402 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	3
Deferred stock-based compensation	(59)
Additional paid-in capital	66,352
Accumulated other comprehensive income	21
Deficit accumulated during the development stage	(62,214)

Total stockholders’ equity	4,165

Total capitalization	$13,036	$	$

The number of pro forma as adjusted shares of our common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of September 30, 2007 and excludes:

•	7,389,975 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $0.19 per share;

•	345,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.00 per share;

•	384,614 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.30 per share; and

•

                 shares of common stock reserved for future issuance under our 2008 Equity Award Plan, which will become effective upon the completion of this offering (plus an additional 428,623 shares of common stock reserved for future grant or issuance under our 2002 Equity Incentive Plan as of September 30, 2007, which shares will be added to the shares to be reserved under our 2008 Equity Award Plan upon the effectiveness of the 2008 Equity Award Plan).

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value at September 30, 2007 was $4.2 million, or $0.06 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on September 30, 2007, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock as if the conversion occurred on September 30, 2007. Our pro forma as adjusted net tangible book value at September 30, 2007, after giving effect to the sale of the             shares of common stock at an assumed initial public offering price of $             per share and after deducting the underwriting discount and estimated offering expenses, would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors, or approximately     % of the assumed initial public offering price of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2007	$0.06
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2007, the number of shares of common stock purchased from us since inception, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors

Total		100.0%		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders

and the average price per share paid by all stockholders by $            , $             and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The above discussion and tables are based on 65,749,775 shares of common stock issued and outstanding as of September 30, 2007 and reflect the automatic conversion of all of our preferred stock into an aggregate of 62,568,373 shares of our common stock and excludes:

•	7,389,975 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $0.19 per share;

•	345,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.00 per share; and

•	384,614 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $1.30 per share.

If the underwriters exercise their over-allotment option in full, the following will occur:

•

the number of shares of our common stock held by existing stockholders would decrease to approximately     % of the total number of shares of our common stock outstanding immediately after this offering; and

•	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding immediately after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of September 30, 2007 would have been $6.4 million, or $0.09 per share, and the pro forma as adjusted net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We were incorporated on December 6, 2000. We derived the statements of operations data, including share data, for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The December 31, 2004, 2003 and 2002 balance sheet data and statement of operations data for the years ended December 31, 2003 and 2002 have been derived from audited financial statements not included in the Registration Statement. The statement of operations data for the nine months ended September 30, 2007 and 2006, for the period from December 6, 2000 (date of inception) through September 30, 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly state our financial position as of September 30, 2007 and results of operations for the nine months ended September 30, 2007 and 2006 and for the cumulative period from December 6, 2000 to September 30, 2007. The operating results for any interim period are not necessarily indicative of the results that may be expected for any future period.

The pro forma net loss per common share and pro forma weighted average number of shares give effect to the conversion of all our outstanding shares of preferred stock into shares of common stock as if the conversion occurred on January 1, 2007.

	Years Ended December 31,					Nine Months Ended September 30,		Period from December 6, 2000 (inception) to September 30, 2007
	2006	2005	2004	2003	2002	2007	2006
	(In thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$20,036	$11,212	$5,878	$5,079	$1,658	$11,880	$15,324	$55,787
General and administrative	1,761	1,834	1,638	1,124	595	1,872	1,212	8,824

Total operating expenses	21,797	13,046	7,516	6,203	2,253	13,752	16,536	64,611
Operating loss	(21,797)	(13,046)	(7,516)	(6,203)	(2,253)	(13,752)	(16,536)	(64,611)
Interest income (expense):
Interest income	1,242	806	144	143	123	606	974	3,064
Interest expense	—	(27)	(295)	(33)	(2)	(311)	—	(667)

Net loss	$(20,555)	$(12,267)	$(7,667)	$(6,093)	$(2,132)	$(13,457)	$(15,562)	$(62,214)

Net loss per share-basic and diluted	$(7.48)	$(5.48)	$(5.17)	$(5.75)	$(2.55)	$(4.33)	$(5.78)

Weighted average number of shares used in per share calculations-basic and diluted	2,747	2,239	1,484	1,060	837	3,106	2,693

Pro forma net loss per common share (unaudited)-basic and diluted
Weighted average number of shares used in pro forma per share calculations-basic and diluted

	As of December 31,					As of September 30, 2007
	2006	2005	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,136	$7,193	$5,489	$3,627	$1,982	$12,248
Short-term investments	13,360	14,838	17,853	2,507	9,192	5,444
Working capital (current assets less current liabilities)	16,577	21,250	23,027	5,996	11,061	12,242
Total assets	20,725	23,433	26,940	6,865	12,787	18,964
Long-term debt, net of current portion and discounts	—	—	141	306	201	8,871
Convertible preferred stock	62	48	40	15	15	62
Deficit accumulated during development stage	(48,757)	(28,202)	(15,934)	(8,268)	(2,175)	(62,214)
Total stockholders' equity	17,039	21,656	26,069	6,182	12,297	4,165

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company using our proprietary therapeutic platform to develop a pipeline of novel products to treat autoimmune diseases in a fundamentally new manner. Our product candidates are designed to restore the immune system to its normal state, which is known as “tolerance.” Our lead product candidate, BHT-3009, for the treatment of multiple sclerosis, or MS, has completed proof-of-concept studies and is expected to enter into its next clinical trial in the fourth quarter of 2008. We believe our clinical data to date demonstrate that our approach induces tolerance and that BHT-3009 will be an effective treatment for MS. Our second product candidate, BHT-3021, for the treatment of type 1 diabetes, is currently in a Phase I/II clinical trial.

We were incorporated in Delaware in December 2000 under the name “SunVax, Inc.” We subsequently changed our name to “Tolerion, Inc.” in April 2002 and to “Bayhill Therapeutics, Inc.” in November 2002. Since inception we have focused on hiring our management team and initial operating employees and developing our therapeutic platform and product candidates, including BHT-3009 and BHT-3021. Our operations have been financed primarily through private placements of equity securities, debt financings and interest income.

We have never been profitable and have incurred significant net losses since our inception, and do not expect to generate significant revenue for the foreseeable future. As of September 30, 2007, we had an accumulated deficit of approximately $62.2 million. Our historical operating losses have resulted principally from our research and development activities, including clinical trial activities for BHT-3009, discovery research, non-clinical activities such as toxicology and carcinogenicity studies, manufacturing and regulatory activities, legal expenses related to the development of our intellectual property, as well as general and administrative expenses. We expect to continue to incur net losses over at least the next several years as we continue our BHT-3009 and BHT-3021 clinical development programs, apply for regulatory approvals, and further develop our pipeline.

Our business is subject to significant risks, including the risks and uncertainties associated with: our research and development efforts, the results of our BHT-3009 and BHT-3021 clinical trials, securing financing, obtaining and enforcing patents, third-party manufacturing, the lengthy and expensive regulatory approval process and competition from other products. Our ability to successfully generate revenues in the foreseeable future is dependent upon our ability, alone or with others, to finance our operations and develop, obtain regulatory approval for, manufacture and market our lead product.

In connection with our initial public offering, a 1-for-     reverse stock split of our common stock and preferred stock was authorized by our board of directors and common stockholders in                    , 2008, which has been given retroactive effect throughout this prospectus.

Financial Overview

Research and Development Expenses

Research and development expenses consist of: (i) employee-related expenses, which include salaries and benefits; (ii) expenses incurred under agreements with the contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical studies; (iii) the cost of manufacturing clinical trial materials; (iv) payments to contract service organizations, as well as consultants; (v) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements; (vi) stock-based compensation expense to employees and non-employees; and (vii) costs associated with non-clinical activities and regulatory approvals. Our most significant costs have been, and will continue to be, those associated with the development of our BHT-DNA therapeutic platform and conducting our clinical trials to evaluate our product candidates. All research and development expenses are expensed as incurred and as of September 30, 2007 we had incurred research and development expenses of approximately $55.8 million since our inception in 2000.

Conducting a significant amount of research and development is central to our business model. Product candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the significantly increased size and duration of the clinical trials. We plan to increase our research and development expenses for the foreseeable future in order to complete development of our most advanced product candidate, BHT-3009, our second product candidate, BHT-3021, and our earlier-stage research and development projects.

The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time-consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical trials of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. We will need to raise substantial additional capital in the future in order to complete the development and commercialization of BHT-3009 and BHT-3021 and to fund the development of our other product candidates. We expect our research and development expenses will increase in absolute dollar terms.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, business development, finance, accounting, information technology and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, professional fees for legal, consulting and auditing and tax services expenses. General and administrative expenses also consist of stock-based compensation expense. We expect these expenses to increase in absolute terms as we continue to grow our business.

Interest Income and Expense, Net

Interest income and expense, net, consists of net interest earned on our cash, cash equivalents and short-term investments and other-than-temporary declines in the market value of available-for-sale securities and cash and non-cash interest charges related to debt financings. Following this offering, we will have additional cash, cash equivalents and short-term investments. This will likely generate a substantial increase in our interest income.

Net Operating Losses and Tax Credit Carryforwards

At September 30, 2007, we had approximately $51.4 million of federal net operating loss carryforwards and approximately $0.6 million in federal research and development tax credit carryforwards, as well as approximately $51.4 million of California net operating loss carryforwards and approximately $0.7 million in California research and development tax credit carryforwards, available to offset any future taxable income we may generate. The federal and California net operating loss and tax credit carryforwards will expire beginning in 2021 and 2011, respectively. We record a valuation allowance to reduce any deferred tax asset to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. Such an adjustment would increase our income in the period the determination is made. Historically, we have incurred operating losses and have generated significant net operating loss carryforwards. The Internal Revenue Code of 1986, as amended, places certain limitations on the annual amount of net operating loss and tax credit carryforwards that can be utilized in any particular year if certain changes in our ownership occur. Any such annual limitation may significantly reduce the utilization of the net operating losses and tax credits before they expire. In each period since our inception in 2000, we have recorded the valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset has not met the more likely than not threshold required under Statement of Financial Accounting Standards, or SFAS, Statement No. 109, Accounting for Income Taxes, or SFAS 109. As a result, we have not recorded any federal or state income tax benefit in our statement of operations.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, or FIN 48, an interpretation of SFAS 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN 48 became effective for us on January 1, 2007. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded net in deferred tax assets, which result in no FIN 48 liability on our balance sheet. We had no unrecognized tax benefits recorded as of January 1, 2007. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at September 30, 2007 and we do not expect any material changes over the next twelve months.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations and our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our critical accounting policies and estimates have been reviewed and discussed with our audit committee. Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of these uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following as our critical accounting policies:

•	accruals of research and development costs, and

•	stock-based compensation.

Accruals of Research and Development Costs.    We record accruals for estimated costs of research, preclinical and clinical studies, and manufacturing development. These costs are a significant component of our research and development expenses. A substantial portion of our ongoing research and development activities are conducted by third-party service providers, including contract research organizations. We accrue the costs incurred under our agreements with these third parties based on factors such as estimates of the work completed under the service agreements, milestones achieved, patient enrollment and past experience with similar contracts and service providers. We make significant judgments and estimates in determining the accrual balance in each reporting period. As actual costs become known, we adjust our accruals. In the past, we have not experienced any material deviations between accrued clinical trial expenses and actual clinical trial expenses. However, actual services performed, number of patients enrolled and the rate of patient enrollment may vary from our estimates, resulting in adjustments to clinical trial expense in future periods. We plan to significantly expand the level of research and development activity to be performed by third-party service providers and our estimated accruals will be material to our future operations. Changes in these estimates that result in material changes to our accruals could materially affect our results of operations.

Stock-based Compensation.    Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, and followed the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123. Under APB 25, compensation expense for an option was based on the difference, if any, on the date of the grant between the fair value of a company’s common stock and the exercise price of the option. APB 25 required companies to record deferred stock-based compensation on their balance sheets and amortize it to expense over the vesting periods of the individual options.

Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS 123R, which supersedes previous accounting under APB 25. SFAS 123R requires the recognition of compensation expense, using a fair value-based method, for all share-based payments including stock options. SFAS 123R requires companies to estimate the fair value of the share-based payment awards on the date of grant using an option-pricing model. We adopted SFAS 123R using the prospective transition method, which requires entities that used the minimum value method for either pro forma or financial statement recognition purposes to apply SFAS 123R to options grants or modifications after the effective date of this standard. For options granted prior to the SFAS 123R effective date, and for which the requisite service period has not been performed as of January 1, 2006, we will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. All options grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

As a result of the adoption of SFAS 123R, our operating results for the year ended December 31, 2006 and for the nine months ended September 30, 2007 contain a charge for share-based compensation expense of $35,505 and $189,426, respectively, related to employee stock options. This charge is in addition to share-based compensation expense recognized in prior periods related to stock options under APB 25.

Under SFAS 123R, stock-based compensation expense is measured at the grant date based on the value of the equity award and is recognized as expense, less expected forfeitures over the requisite service period, which is generally the vesting period. The fair value of each equity award is estimated on the date of grant using the Black-Scholes options pricing model. We recognize stock-based compensation expense on the straight-line method for equity awards issued to employees. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term, expected volatility, expected dividends, risk-free interest rate and estimated forfeitures.

Expected Term—Our expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method described in the Staff Accounting Bulletins, or SAB, 107, as updated by SAB 110.

Expected Volatility—Expected volatility is estimated using comparable public Company volatility for similar terms.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input and we have never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Estimated Forfeitures—The estimated forfeiture rate is based on the our historical forfeiture rates.

The fair value of each option granted subsequent to December 31, 2005 was estimated at the date of grant using the following assumptions used for grants made:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2007	2006
Expected term	7 years	7 years	7 years
Expected volatility	101%	91%	104%
Risk-free interest rate	4.53%	4.70%	4.75%
Dividend yield	0%	0%	0%

We account for equity instruments granted to nonemployees under SFAS 123, Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or In Conjunction with Selling, Goods or Services and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, or FIN 28. The options are recorded at fair value under SFAS 123 and are measured and recognized in accordance with EITF Issue No. 96-18 and FIN 28, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are required.

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
Expected term	10 years	10 years	10 years	10 years	10 years
Expected volatility	98%	104%	106%	98%	99%
Risk-free interest rate	4.53%	4.31%	4.71%	4.76%	4.71%
Dividend yield	0%	0%	0%	0%	0%

The American Institute of Certified Public Accountants, or the AICPA, sponsored a practice aid entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to provide guidance on how to value shares of a non-public company such as ours. This Practice Aid suggests three methodologies for allocating value between the various share classes of a company: the option pricing method (“OPM”), the probability-weighted expected return method (“PWERM”) and the current value method. We chose the OPM and PWERM methods as the primary basis for valuing our company and our common stock. The OPM is a two step process. The first step is to estimate the overall value of the business. This value is often referred to as the Business Enterprise Value (“BEV”). The BEV is then allocated among the various equity classes such as the Series A preferred stock, the Series B preferred stock and the common stock by applying option theory to estimate the relative value of each class. The results of the OPM can be very sensitive to the BEV assumption. This is not a problem when the BEV of the subject company can be accurately estimated. However, the BEV of most early stage companies is not easy to estimate. For this reason we analyzed the OPM under a range of BEV values as opposed to a single point estimate. The PWERM method is predicated on the assumption that investors are less interested in the value of a company, when it is in its early stage, and more interested in the value of the company in the future when the investment becomes liquid. The methodology derives much of its validity from the fact that most investors in early stage companies are unconcerned with the subject company’s current stock price and are more focused on its potential value through a future liquidity event. The PWERM method is based upon a probability-weighted analysis of the present value of returns afforded to shareholders under possible liquidity event scenarios. The most significant assumptions for the PWERM methodology are: the types of possible outcomes and their likelihood of occurring; the timing of the outcome; and the estimated value if that outcome occurs.

For each of the aforementioned methodologies, we formulated various respective assumptions to arrive at the value of our common stock for five dates during 2006 and 2007. These dates were chosen because they coincided with significant numbers of stock option grants. The five specific dates are as follows: May 31, 2006, November 30, 2006, May 31, 2007, August 8, 2007 and November 30, 2007.

When determining the fair market value of our common stock as of each of the aforementioned dates, consideration was given to numerous objective and subjective factors, including but not limited to, the following factors: (i) prices of our Series A and Series B convertible preferred stock issued by us primarily to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock, (ii) our performance and the status of our research and development efforts, (iii) our stage of development and business strategy, including our regulatory review status with regulatory authorities, (iv) valuations of our common stock and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale, given prevailing market conditions.

Following are the results of the valuation analysis of the fair market of our common stock for the five specific dates that we selected, retrospectively:

•	$0.33 – May 31, 2006

•	$0.42 – November 30, 2006

•	$0.58 – May 31, 2007

•	$0.61 – August 8, 2007

•	$0.98 – November 30, 2007

The valuations derived by the respective valuation analysis were used to value options that were granted during the same month. For example the May 31, 2007 valuation was used as the basis of fair value of our common stock for all options granted during May 2007. August 8, 2007 was chosen because it was the last date in which options were granted prior to receiving our Phase II BHT-3009 clinical trial results in mid-August 2007. No stock options have been granted since the trial results were announced.

In determining the fair market value of our common stock for grant dates in 2006 and 2007 other than the five specific dates above, we employed a linear methodology from one valuation date to the next. Between the January 1, 2006 and August 8, 2007 valuation dates, we believe that using a linear method to bridge the valuation between the respective formal valuation dates is the most appropriate method for valuing the common stock for those periods based on management’s determination that there were no significant events occurring between these dates that would indicate a change in value other than that derived from a linear progression.

During 2006 and 2007, we granted all stock options at an exercise price of $0.11 and $0.32, respectively. These grants occurred prior to our analysis to determine the fair value of our common stock. The fair value of our common stock, utilized for purposes of complying with SFAS 123R was $0.29 to $0.42 during 2006 and $0.58 to $0.61 during 2007.

As a result of granting options below fair value, we recorded total employee non-cash stock-based compensation expense of $60,027, of which $24,522 represented continued amortization of deferred stock-based compensation for options granted prior to 2006 and $35,505 represented expense recorded in accordance with SFAS 123R based on 2006 options grants with an expected term of approximately seven years. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123R requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate in 2006 was 7%. If the actual number of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

If we had made different assumptions and estimates than those described in the paragraphs above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock.

Results of Operations

Comparison of Nine Months Ended September 30, 2007 and 2006

	Nine Months Ended September 30,		Increase/ (Decrease)	% Increase/ (Decrease)
	2007	2006
	(in thousands, except percentages)
Research and development expenses	$11,880	$15,324	$(3,444)	(22%)
General and administrative expenses	1,872	1,212	660	54%
Interest income	606	974	(368)	(38%)
Interest expense	(311)	—	311	—

Research and Development Expenses.     Research and development expenses decreased by $3.4 million, or 22%, from $15.3 million in the nine months ended September 30, 2006 to $11.9 million in the nine months ended September 30, 2007. The primary reason for the decrease in research and development expenses was a decrease of $2.9 million in manufacturing costs for BHT-3009 and BHT-3021. In 2006, we produced sufficient quantities of these two product candidates necessary to conduct clinical trials evaluating them for the treatment of relapsing remitting multiple sclerosis and type 1 diabetes, respectively. In addition, there was a decrease of $0.9 million in preclinical studies expenses due to our completion of those preclinical studies necessary to commence clinical trials for BHT-3021. Also, there was a decrease of $0.7 million in clinical trial expenses resulting from a decline in the Phase II BHT-3009 clinical trial costs as we completed enrollment and dosing for this trial primarily in late 2006. These expense decreases were partially offset by increases of $0.7 million in personnel costs resulting from increased headcount, $0.2 million in lab and operating supplies expenses and $0.2 million for consulting and contract services associated with the planning and execution of our clinical trials.

General and Administrative Expenses.     General and administrative expenses increased by $0.7 million, or 54%, from $1.2 million in the nine months ended September 30, 2006 to $1.9 million in the nine months ended September 30, 2007. The increase was due primarily to an increase of $0.5 million in personnel costs resulting from increased headcount, an increase of $0.1 million in legal fees and an increase of $0.1 million for consulting and contract services associated with market research for BHT-3009.

Interest Income.     Interest income decreased by $0.4 million, or 38%, from $1.0 million in the nine months ended September 30, 2006 to $0.6 million in the nine months ended September 30, 2007. This decrease was primarily due to a lower average cash balance during the nine months ended September 30, 2007 compared with same period in 2006.

Interest Expense.     Interest expense increased by $0.3 million from zero in the nine months ended September 30, 2006 to $0.3 million in the nine months ended September 30, 2007. This increase was due to the outstanding debt related to our $10.0 million credit facility agreement with TriplePoint Capital LLC, or the TriplePoint facility, entered into in March 2007. On July 2, 2007, we drew down the entire facility. For the nine months ended September 30, 2007, interest expense included $8,333 in amortization of a $100,000 commitment fee associated with the TriplePoint facility paid in June 2007. For the same period, interest expense included $26,495 of non-cash interest related to warrants issued in conjunction with the TriplePoint facility.

Comparison of Years Ended December 31, 2006 and 2005

	Years Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2006	2005
	(in thousands, except percentages)
Research and development expenses	$20,036	$11,212	$8,824	79%
General and administrative expenses	1,761	1,834	(73)	(4%)
Interest income	1,242	806	436	54%
Interest expense	—	(27)	(27)	(100%)

Research and Development Expenses.    Research and development expenses increased by $8.8 million, or 79%, from $11.2 million in the year ended December 31, 2005 to $20.0 million in year ended December 31, 2006, primarily due to an increase of $2.7 million in manufacturing costs for BHT-3009 and BHT-3021 and by $4.0 million in clinical trial expense primarily as a result of commencing a Phase II clinical trial evaluating BHT-3009. All 289 subjects were enrolled in the trial during 2006. In addition, there were increases of $0.6 million in personnel costs resulting from increased headcount, $0.6 million in preclinical studies, $0.6 million in allocated facilities’ expenses, $0.5 million in consulting and contract services associated with our research and preclinical programs and $0.2 million increase in lab and operating supplies. These increases were partially offset by decreases of $0.2 million in patent costs and $0.2 million in travel and entertainment expenses.

General and Administrative Expenses.    General and administrative expenses decreased by $0.1 million, or 4%, from $1.8 million in the year ended December 31, 2005 to $1.7 million in the year ended December 31, 2006. This was primarily due to a decrease in legal fees.

Interest Income.    Interest income increased by $0.4 million, or 54%, from $0.8 million in the year ended December 31, 2005 to $1.2 million in the year ended December 31, 2006. This was due primarily to higher cash balances primarily relating to the sale of convertible preferred stock in February 2006.

Interest Expense.    There was no interest expense in 2006 because we had no outstanding loans. There was interest expense of approximately $27,000 in 2005 associated with an equipment lease line with GATX Ventures, Inc., which was paid off entirely in April 2005.

Comparison of Years Ended December 31, 2005 and 2004

	Years Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2004
	(in thousands, except percentages)
Research and development expenses	$11,212	$5,878	$5,334	91%
General and administrative expenses	1,834	1,638	196	12%
Interest income	806	144	662	460%
Interest expense	(27)	(295)	(268)	(91%)

Research and Development Expenses.    Research and development expenses increased by $5.3 million, or 91%, from $5.9 million in the year ended December 31, 2004 to $11.2 million in the year ended December 31, 2005 due to increases of $2.3 million in clinical costs associated with BHT-3009, $1.3 million related to manufacturing costs for BHT-3009, $0.7 million in personnel costs resulting from increased headcount, $0.4 million related to consulting and contract services associated with our research and preclinical programs, $0.2 million in preclinical studies, $0.2 million related to travel and entertainment and $0.2 million in patent and other expenses.

General and Administrative Expenses.    General and administrative expenses increased by $0.2 million, or 12%, from $1.6 million in the year ended December 31, 2004 to $1.8 million in the year ended December 31, 2005. This increase was primarily due to increased legal and other expenses.

Interest Income.    Interest income increased by $0.7 million, or 460%, from $0.1 million in the year ended December 31, 2004 to $0.8 million in the year ended December 31, 2005. This increase was due primarily to higher cash balances in 2005 primarily relating to the sale of convertible preferred stock in October 2004 and February and April of 2005.

Interest Expense.    Interest expense decreased by $0.3 million, or 91% from $0.3 million in the year ended December 31, 2004 to approximately $27,000 in the year ended December 31, 2005. This decrease was due to the complete payoff our equipment lease line with GATX Ventures, Inc. in April 2005.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of September 30, 2007.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Debt	$12,476	$2,242	$10,234	$—	$—
Operating lease obligation	833	623	210	—	—

Total	$13,309	$2,865	$10,444	$—	$—

During 2007, we entered into the TriplePoint facility and borrowed $10.0 million for the purpose of financing working capital. The $10.0 million facility allows for interest-only payment through June 2008 at an 11.0% annual rate. In July 2008, the entire $10.0 million loan becomes repayable over a two-year term, bearing interest at an annual rate of 11.0% and there is no pre-payment penalty. The loan also requires a 4.25% end term payment due at the end of the two-year term. The amounts in the table above include interest and principal repayments and the end term payment. See Note 7 to our financial statements appearing elsewhere in this prospectus for additional information. This facility is collateralized by a security interest in all of our assets, excluding intellectual property, and contains various covenants, most of which we believe are standard for facilities of this type and we believe that we will be able to comply with them in the normal course of business. However, the two following covenants are material:

•	We may not incur any other indebtedness without the prior written consent of TriplePoint Capital.

•

Even though our intellectual property is not included as collateral for the loan, other than product licenses, we may not, without TriplePoint Capital’s prior written consent, transfer, sell, assign, grant a security interest in, hypothecate, permit or suffer to exist any lien or otherwise transfer any interest in or encumber any portion of our intellectual property (including but not limited to our issued and applied-for patents, copyrights, trademarks, licenses, trade secrets and know how).

Operating lease obligation includes the minimum rental payments for our laboratory and office facilities in Palo Alto, California under our lease expiring on January 31, 2009. We have two options to extend the lease for additional terms of three to five years each, provided that we provide notice to the landlord at least nine months prior to the expiration of the initial term of the lease, or if applicable, the first extension term of the lease. We believe that the facilities that we currently lease are adequate for our needs for the immediate future.

The contractual obligations table reflects only payment obligations that are fixed and determinable. Milestone payments and royalty payments under our license and supply agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur. See Note 11 and Note 12 to our financial statements appearing elsewhere in this prospectus for additional information.

Liquidity and Capital Resources

Since inception our operations have been financed primarily through private placements of equity securities, debt financings and interest income. In the future, we anticipate that our primary sources of liquidity will be cash generated from the proceeds of this and future placements of equity securities, the incurrence of additional debt, collaborations and the results of operations. Through December 31, 2007, we received gross proceeds of approximately $87.3 million from sales of shares of our preferred stock as follows:

•	from April 2002 to July 2002, we issued shares of our Series A convertible preferred stock for an aggregate purchase price of approximately $14.6 million; and

•	from October 2004 to December 2007, we issued shares of our Series B convertible preferred stock for an aggregate purchase price of approximately $72.8 million.

In March 2007 we entered into the $10.0 million TriplePoint facility, and in July 2007 we drew down the entire facility. In October 2002 we entered into an equipment financing agreement with GATX Ventures, Inc., pursuant to which we borrowed $0.6 million, the entire amount of which was repaid by April 2005. The agreement with GATX Ventures, Inc. was terminated in 2005.

As of December 31, 2007, we had $33.1 million in cash, cash equivalents and short-term investments. We have invested a substantial portion of our available funds in money market funds, government agency securities and commercial debt instruments with maturities of less than one year, for which a credit loss is not anticipated. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity. Since inception we have received $3.1 million in interest income.

Our future capital uses and requirements depend on numerous factors, including but not limited to the following:

•	the initiation, progress, timing and completion of clinical trials for our product candidates and potential product candidates;

•	the number of product candidates that we choose to develop;

•	outcome, timing and cost of regulatory approvals;

•	cost of manufacturing clinical supplies of our product candidates;

•	timing and terms of future in-licensing and out-licensing transactions;

•	our ability to achieve milestones under any future collaboration agreements;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	possible costs of litigation; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Sufficiency of Current Cash, Cash Equivalents and Short-Term Investments

We have incurred operating losses since inception, and at September 30, 2007, we had a deficit accumulated during the development stage of $62.2 million. Since our inception, our operations have been financed primarily through private placements of equity securities, debt financings and interest income. Net cash used in operating activities for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004, was $12.0 million, $18.3 million, $10.8 million and $7.1 million, respectively. We believe that our existing cash, cash equivalents and short-term investments, together with our December 2007 equity financing of approximately $21.5 million will be sufficient to meet our capital requirements for at least the next 12 months.

We will need to raise additional funds to complete the development of BHT-3009, to prepare for its commercialization and to conduct other research activities. These additional funds will be used to fund increases in our research and development and general and administrative activities in 2009 and subsequent years.

Funds may be available for these purposes assuming investors’ acceptance of our business plan going forward, which includes the next clinical trial in multiple sclerosis, opportunities that may be created by the results from our Phase I/II clinical trial in type 1 diabetes and the further development of our BHT-DNA therapeutic platform. We cannot be certain that additional funding will be available on acceptable terms or at all. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish certain rights to our technologies or product candidates, including potentially our lead product candidate, BHT-3009, that we would otherwise seek to develop on our own; or we may be required to discontinue operations.

We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Recently Issued Accounting Standards

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 had no impact on our statement of operations and financial position .

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, or FSP FIN 48-1, which amends FIN 48 to provide guidance on how we should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. As defined in FSP FIN 48-1, a tax position is considered to be effectively settled if the taxing authority completed its examination, we do not plan to appeal, and it is remote that the taxing authority would re-examine the tax position in the future. FSP FIN 48-1 did not have a material impact on our application of FIN 48.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 addresses quantifying the financial statement effects of misstatements: specifically, how the effects of prior year uncorrected misstatements must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We have adopted SAB 108 as of January 1, 2006, as required. The implementation of SAB 108 did not have a material effect on our statements of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently in the process of evaluating the impact of SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits companies to choose to measure at fair value, on an instrument-by-instrument basis, many financial instruments and certain other assets and liabilities at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact of the adoption of SFAS 159 on our financial statements.

Related Party Transactions

Lawrence Steinman, a co-founder, a member of our board of directors and Chairman of our Scientific Advisory Board, was a beneficial holder of 37.3% of our outstanding shares of common stock as of September 30, 2007 (unaudited). We have retained Dr. Steinman as a consultant and he receives an annual consulting fee of $200,000 and an annual $25,000 stipend for being the Chairman of our Scientific Advisory Board.

Paul J. Utz and William H. Robinson are both co-founders and were beneficial holders of 7.9% and 10.8%, respectively, of the outstanding shares of our capital stock as of September 30, 2007 (unaudited). We have retained Dr. Utz and Dr. Robinson as consultants and they each receive an annual consulting fee of $75,000.

PharmaBio Development, Inc., owned 0.6% of the outstanding shares of our Series B convertible preferred stock as of September 30, 2007 (unaudited). It is an affiliated company of Quintiles Transnational Corp., the organization that conducted our Phase II clinical trial for BHT-3009.

Stanford University Agreement

In February 2002, we entered into a license agreement with Leland Stanford Junior University, or Stanford, which was amended in November 2002 and December 2007. Under the terms of this license agreement, Stanford granted us a worldwide, exclusive, sublicensable license under certain of Stanford’s patents and technology to make, have made, use, import, offer for sale and sell therapeutics for treatment of human or animal diseases by administration of a polynucleotide encoding a self-antigen for the diseases treated by such polynucleotide administration.

Stanford also granted us an exclusive option to acquire an exclusive or non-exclusive license to future patent applications or patents offered by Stanford to us. If we exercise such option we will be required to pay to Stanford an option fee for each such patent application or patent. In addition, if we exercise such option we will be required to pay to Stanford a license fee, the exact amount of which will be agreed upon with Stanford according to certain fee criteria. Under the license agreement we paid Stanford for the license and also issued shares of common stock to Stanford. In addition, we are required to pay Stanford annual royalties and earned royalties based on net sales of the product, and to pay Stanford based upon achievement of certain development milestones.

We may terminate the license agreement by giving Stanford 30 days’ prior written notice. Each party may terminate the license agreement for a material breach if such breach remains uncured for 90 days after the receipt of a written notice of such breach from the other party.

Stanford owned 0.1% of our outstanding Series B convertible preferred stock at September 30, 2007 (unaudited).

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. As of September 30, 2007, our cash and cash equivalents consisted primarily of money market funds maintained at major U.S. financial institutions, and the short-term and long-term investments consist of corporate debt securities and U.S. government obligations. To minimize our exposure to interest rate risk, we have limited the maturities of our investments to less than two years with an average maturity not to exceed one year. Due to the short-term nature of these instruments, a 1% increase or decrease in market interest rates would not have a material impact on the total value of our portfolio as of September 30, 2007.

In March 2007, we entered into the $10.0 million TriplePoint facility. On July 2, 2007, we drew down the entire facility. We do not bear any interest rate risk as the interest rate became fixed upon the drawdown of the $10.0 million.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company using our proprietary therapeutic platform to develop a pipeline of novel products to treat autoimmune diseases in a fundamentally new manner. Our product candidates are designed to restore the immune system to its normal state, which is known as “tolerance.” We believe our product candidates selectively eliminate specific, harmful immune responses while leaving the rest of the immune system intact. We believe that our approach, which is both targeted and selective, will lead to improved efficacy, safety and tolerability relative to current therapies. Our lead product candidate, BHT-3009, for the treatment of multiple sclerosis, or MS, has completed proof-of-concept studies and is expected to enter into its next clinical trial in the fourth quarter of 2008. Currently there are no approved therapies that restore tolerance. We believe our clinical data to date demonstrate that our approach induces tolerance and that BHT-3009 will be an effective treatment for MS. Our second product candidate, BHT-3021, for the treatment of type 1 diabetes, is currently in a Phase I/II clinical trial. Our third product candidate, BHT-3034, for the treatment of myasthenia gravis, is in preclinical development. We own all worldwide marketing, distribution and manufacturing rights to each of our product candidates.

The immune system is the major biological defense responsible for fighting pathogens and tumors by recognizing certain molecules, known as antigens. A properly functioning immune system attacks foreign antigens but is tolerant to antigens present in the body’s own tissues, known as self-antigens. Autoimmune diseases are conditions in which tolerance is disrupted, resulting in a person’s immune system incorrectly targeting and attacking self-antigens. We have early clinical data that suggest our product candidates can reprogram the immune system to once again be tolerant to self-antigens, thereby restoring the immune system to its normal state.

According to the Centers for Disease Control and Prevention, autoimmune diseases are the third most common class of diseases in the United States, after heart disease and cancer. Autoimmune diseases affect approximately 5% to 8% of the U.S. population, or 14 to 22 million people. Most drugs used today to treat autoimmune diseases affect symptoms but not the underlying causes of the diseases. Existing disease-modifying therapies non-specifically alter immune responses to both disease-related self-antigens as well as foreign antigens. This lack of specificity can result in a broad range of adverse side effects, including serious infections that may result in death. As a result, we believe that there is a considerable commercial opportunity for selectively targeted therapies that are effective and safe.

Our product candidates are derived from our proprietary therapeutic platform, known as BHT-DNA. We designed our BHT-DNA platform to induce tolerance by using a proprietary plasmid that encodes and delivers the disease-specific self-antigen to the immune system. Plasmids are small circular molecules of double-stranded DNA. Upon injection, the DNA plasmid is taken up by antigen-presenting cells, which are cells that help the immune system determine whether or not an antigen is foreign. Once the plasmid is taken up, these cells express the entire self-antigenic protein encoded by the DNA plasmid. The expressed antigen is presented to the immune system in a manner that causes the antigen-presenting cells to turn off the immune cells that are attacking self-antigens and causing tissue injury. It is through this mechanism that we believe our product candidates selectively reprogram the immune system in a manner that targets disease-causing cells, leaving the remainder of the immune system intact to fulfill its normal function of fighting pathogens and tumors. We believe this specificity will result in improved efficacy with less serious and fewer side effects relative to currently available therapies for autoimmune diseases. Furthermore, we believe that our BHT-DNA platform is applicable to any autoimmune disease in which the target protein self-antigen or self-antigens are known. There are currently 26 autoimmune diseases for which the target protein self-antigen or self-antigens are known, including multiple sclerosis, type 1 diabetes and myasthenia gravis.

Our product candidates currently in development are:

•

BHT-3009 for the treatment of multiple sclerosis.    MS is a chronic autoimmune disease characterized by the immune system’s attack on specific self-antigens, such as myelin basic protein, or MBP, which is present in the myelin sheath of the central nervous system. This attack on self-antigens leads to the onset of MS, which is characterized by symptoms such as numbness, lack of coordination, blindness and paralysis. MS is the most common non-traumatic cause of disability in young adults in the United States and Europe. According to the National Multiple Sclerosis Society, an estimated 400,000 people in the United States have MS, while more than two million people are afflicted with this debilitating disease worldwide. Current therapies have limited efficacy and, in some cases, severe side effects. Our product candidate, BHT-3009, is a plasmid encoding MBP, which, based on our clinical data, we believe reprograms the immune system to tolerize to, rather than attack, the MBP in the myelin sheath of the central nervous system of patients with MS.

In August 2007, we completed a Phase II clinical trial in patients with Relapsing Remitting Multiple Sclerosis, or RR-MS, which demonstrated a decrease in brain lesions measured with magnetic resonance imaging, or MRI, among a group of patients specified prior to unblinding the study data who had high levels of anti-MBP antibodies at enrollment and who received the 0.5 mg dose of BHT-3009. We believe that data from this trial also demonstrates proof of concept that BHT-3009 has a tolerizing effect on the immune system in RR-MS patients, as measured by reduction of myelin-specific antibodies in cerebral spinal fluid. BHT-3009 was well tolerated and patients experienced no significant side effects. We plan to initiate our next clinical trial for BHT-3009 in RR-MS patients in the fourth quarter of 2008.

•

BHT-3021 for the treatment of type 1 diabetes.    Type 1 diabetes, also known as juvenile diabetes, is an autoimmune disease that is believed to occur when immune system attacks specific self-antigens in the pancreas, including proinsulin, which is widely believed to be the most important self-antigen related to the disease. The attack on proinsulin results in the inability of certain pancreatic cells, known as islet cells, to produce insulin and thereby maintain normal glucose levels. Long-term consequences of abnormal glucose regulation may include blindness, kidney disease, heart disease, vascular disease and stroke. According to the Juvenile Diabetes Research Foundation International, as many as three million people in the United States may have type 1 diabetes, including over 15,000 children newly diagnosed each year. Insulin replacement therapy, the only treatment for type 1 diabetes patients, does not adequately restore normal glucose regulation and does not fully prevent these complications. Our product candidate, BHT-3021, is a plasmid encoding proinsulin, which we believe will tolerize the immune system to proinsulin, inhibiting the attack on this self-antigen. If administered early in the course of type 1 diabetes, we believe BHT-3021 will preserve and may potentially restore pancreatic function, thereby reducing or eliminating the need for lifelong insulin replacement therapy. We are currently enrolling patients in a Phase I/II placebo-controlled clinical trial of BHT-3021. This clinical trial will assess safety and pharmacodynamics, measure immune tolerance and evaluate pancreatic function in patients with type 1 diabetes. We currently expect to release top-line results from this clinical trial in the first half of 2009.

•

BHT-3034 for the treatment of myasthenia gravis.    Myasthenia gravis is an autoimmune disease that causes interruption in the transmission of nerve impulses to muscles at the neuromuscular junction, the location where nerve cells connect with the muscles they control. In myasthenia gravis, it is believed that an autoimmune response attacks acetylcholine receptors, blocking nerve impulses and muscle stimulation via the neurotransmitter, acetylcholine. Patients with myasthenia gravis experience chronic fatigue, weakness that increases with physical activity, and, in some cases, respiratory distress. According to the Myasthenia Gravis Foundation of America, up to 60,000 people in the United States may have this disease. There are currently no approved disease-modifying therapies for myasthenia gravis. Our product candidate, BHT-3034, for the treatment of myasthenia gravis is a plasmid encoding the acetylcholine receptor, which we believe will induce tolerance in patients with myasthenia gravis and improve the clinical outcomes for these patients. BHT-3034 is currently in preclinical studies.

Our Product Candidates

Our product candidates are currently focused on autoimmune diseases for which there are significant unmet medical needs or for which no therapies exist. The following table summarizes our product candidates currently in development.

Product Candidate	Indication	Next Milestones	Bayhill Commercial Rights
BHT-3009	Relapsing Remitting Multiple Sclerosis	Initiate next trial in Q4 2008 Phase II follow-up data in 2008	Worldwide

BHT-3021	Type 1 Diabetes	Top-line results from Phase I/II trial in H1 2009	Worldwide

BHT-3034	Myasthenia Gravis	Initiate IND-enabling preclinical development program in 2008	Worldwide

BHT-3009 for Multiple Sclerosis

Multiple Sclerosis Background.    MS is the most common non-traumatic cause of disability in young adults in the United States and Europe. In the United States, an estimated 400,000 people have MS and more than two million patients are afflicted with this disease worldwide. BHT-3009 addresses Relapsing Remitting MS, or RR-MS, which is the most common sub-type of MS, affecting 85% of patients at onset and 55% of the general MS population at any given time. Most RR-MS patients progress to a more debilitating form of the disease within ten to twenty-five years. RR-MS is characterized in its early stages by periods of disease occurrence followed by periods of complete remission, with relapses typically appearing every one to two years on average. While early-stage RR-MS patients tend to remit to a healthy baseline condition, over time, the manifestations of this chronic, often progressive disease can also include permanent sensory impairment, visual problems, fatigue, impaired coordination, bladder, bowel and sexual dysfunction, and paralysis. Most MS patients are diagnosed between the ages of 20 and 50, and about two thirds are women. The disease occurs more commonly among Caucasians, especially those of northern European ancestry.

Current Treatments.    In 2006, the total worldwide sales revenue for prescription drugs approved for the treatment of RR-MS approached $6.0 billion. There are currently six therapies approved for use in RR-MS patients in the United States, all of which are non-specific immunomodulators. About $4.5 billion of the $6.0 billion of worldwide sales for prescription drugs used to treat MS are from Interferon Beta 1B (marketed as Betaseron by Bayer HealthCare Pharmaceuticals Inc.) and Interferon Beta 1A (marketed as Avonex by Biogen Idec Inc.; and marketed as Rebif by EMD Serono, Inc. and Pfizer Inc.). These interferons demonstrate what many would consider modest efficacy and significant side effects, in addition to having undesirable administration schedules, ranging from once every other day to once weekly. Glatiramer acetate (marketed as Copaxone by Teva Neuroscience, Inc. and Sanofi-Aventis SA), which accounts for about $1.4 billion of worldwide sales, requires daily injections and is generally regarded as being no more efficacious than the interferons. Many patients are treated with multiple therapies over time because of the unpredictable efficacy and tolerability of current therapies in any given patient.

Second-line therapies for RR-MS include Natalizumab (marketed as Tysabri by Biogen Idec Inc. and Elan Corporation, plc) and Mitoxantrone (marketed as Novantrone by EMD Serono, Inc.), which are recommended for use in patients that have had inadequate response to or were unable to tolerate other therapies. Tysabri is an immune-modulating drug delivered by intravenous infusion once every four weeks at a registered infusion facility, but carries with it a risk of serious and sometimes fatal opportunistic infections. Previously removed from the market due to safety concerns, Tysabri has recently been re-introduced to the market via a restricted distribution program and label. Novantrone is a chemotherapeutic drug used primarily to treat leukemia. It is delivered by intravenous infusion four times a year in a controlled medical setting, with a limited lifetime dose to prevent cardiac toxicity.

Currently there are no approved therapies that are directed specifically at reprogramming the immune system by modulating the response of the antigen-specific immune cells involved in MS. We believe that an antigen-specific product that demonstrates efficacy, presents limited side effects and has a superior administration profile, could gain a significant portion of the multi-billion dollar market in MS.

Clinical Trials.    We have completed two placebo-controlled clinical trials of BHT-3009 in patients with MS. More than 200 MS patients have received BHT-3009 in these trials. The clinical data suggest that BHT-3009 may be effective for treating RR-MS in patients with high levels of anti-MBP antibodies and has a safety profile similar to placebo.

Phase II Program

Prior to the initiation of our Phase II clinical trial, we anticipated, based on the mechanism of BHT-3009, that patients with high levels of anti-MBP antibodies in their cerebral spinal fluid would respond best to our BHT-3009 therapy. High levels of anti-MBP antibodies are evidence of a strong immune response to the MBP self-antigen. In our Phase II trial for BHT-3009, the sub-population of patients assessed to have high levels of anti-MBP antibodies at enrollment showed statistically significant reduction in brain gadolinium-enhancing lesions, a measurement of acute central nervous system inflammation, after treatment with the 0.5 mg dose of BHT-3009 compared with patients receiving placebo (p=0.02). As part of the trial, 80 patients at two centers, which we refer to as the “immunology group,” underwent baseline lumbar punctures to evaluate cerebral spinal fluid antibodies to MBP and other myelin antigens. Within the immunology group, we achieved significant reductions in numerous cerebral spinal fluid antibodies to myelin self-antigens in the 27 patients treated with the 0.5 mg dose of BHT-3009, while patients who received placebo showed no significant reductions. There were no significant differences in adverse events among patients who received placebo or BHT-3009. We believe these findings demonstrate that BHT-3009 is most effective in patients with a strong immune response to MBP, that it induces antigen-specific tolerance and that it has limited side effects.

Trial Design

Our Phase II trial was a randomized, double-blind, placebo-controlled trial in patients with RR-MS who had minimal or no prior therapy for MS. The primary objective of this trial was to evaluate changes in brain inflammation, assessed by brain magnetic resonance imaging with gadolinium-enhancement and other radiological measures. 289 patients with RR-MS, the Intent-to-Treat, or ITT, population, were randomized to treatment with 0.5 mg of BHT-3009, 1.5 mg of BHT-3009 or placebo. Intramuscular injections of BHT-3009 or placebo were to be given in weeks 0, 2, 4 and once every 4 weeks thereafter for up to 13 doses. Brain magnetic resonance imaging was to be performed throughout the trial in weeks 8, 16, 28, 32, 36, 40, 44 and 48.

Immunology Group

As part of the trial, 80 patients at two centers, which we refer to as the “immunology group,” underwent baseline lumbar punctures to evaluate cerebral spinal fluid antibodies to MBP and other myelin antigens. Prior to study closure and the database being locked, patients in the immunology group were divided for comparative analysis into high anti-MBP antibody and low anti-MBP antibody groups. High levels of anti-MBP antibodies are evidence of a strong immune response to the MBP self-antigen. The high anti-MBP antibody patients within the immunology group demonstrated a statistically significant (p=0.02) benefit from treatment with 0.5 mg of BHT-3009, as measured by reduction in new gadolinium-enhancing lesions compared with patients who received placebo. In contrast, the low anti-MBP patients within the immunology group showed less of a benefit from treatment with the 0.5 mg dose of BHT-3009.

Induction of Tolerance

In the immunology group, BHT-3009 demonstrated the induction of antigen-specific tolerance by the reduction of antibodies to MBP and other myelin-specific self-antigens in the cerebral spinal fluid. We evaluated changes in cerebral spinal fluid antibodies to myelin antigens from pre-treatment to week 44 in the immunology group. Among the 28 patients who received placebo, there was no significant net change in the levels of these antibodies in the cerebral spinal fluid. In contrast, significant decreases in antibodies to MBP and other disease-associated self-antigens, including PLP, OSP, MOG, alpha-b crystallin and MOBP, were observed in the 27 patients who received the 0.5 mg dose of BHT-3009. These data demonstrate the induction of disease-associated antigen-specific tolerance, which we believe is fundamental to improving the disease outcome in autoimmune disease.

Overall Trends in MRI Activity

In the ITT population overall, patients treated with the 0.5 mg dose of BHT-3009 had fewer new brain gadolinium-enhancing lesions on MRI compared to placebo, which was the primary endpoint, although the difference was not statistically significant. We believe the overall results are not statistically significant because the ITT population is composed of both patients with high anti-MBP antibodies who had a statistically significant response to BHT-3009 and patients with low anti-MBP antibodies who had a lesser response. In the Per Protocol Population, defined as patients who met pre-specified eligibility, treatment and analysis criteria, patients in the 0.5 mg BHT-3009 arm had statistically significantly fewer (p=0.05) new gadolinium-enhancing lesions on the evaluation of all post-randomization MRIs compared to placebo. Additional analyses of the ITT population revealed trends for improvement in other measures of brain inflammation, including T2 lesion number, T2 lesion volume and T1 black hole volume after treatment with the 0.5 mg dose of BHT-3009. The trial was not designed to detect changes in the number of relapses and disability scores and, as anticipated, the number of relapses was too low to determine if BHT-3009 affected relapse rates.

In contrast to the trends for improved MRI measures on the 0.5 mg BHT-3009 arm, those treated with the 1.5 mg dose of BHT-3009 did not demonstrate significant differences in endpoints compared with placebo. While significant decreases in 23 antibodies to myelin antigens were observed in patients who received the 0.5 mg dose of BHT-3009, patients who received the 1.5 mg dose of BHT-3009 had four antibodies that increased significantly. The observed inverse dose response is consistent with widely accepted immunologic theory that tolerance is better induced by lower antigen doses. We can therefore infer that the 1.5 mg dose of BHT-3009 exceeds the range of doses that cause immunologic tolerance. We believe the data from our clinical trial demonstrates that the 0.5 mg dose of BHT-DNA is an effective dose, and we plan to evaluate this dose and one additional dose in our subsequent clinical trials.

Safety Profile

There were no significant differences in adverse events among patients who received placebo or either dose of BHT-3009. Most adverse events were mild or moderate in severity and lasted for a short period of time, and all treatment groups had similar incidences of local injection site reactions and post-injection systemic reactions. Similarly there were no significant differences in clinical laboratory abnormalities among the three treatment groups.

Diagnostic Test for Patient Selection

We are developing a diagnostic test independently and in collaboration with diagnostic companies to identify patients with high levels of anti-MBP antibodies or an equivalent immune response. Diagnostic tests that identify the self-antigen targets may allow us to predict which patients will benefit most from BHT-3009. In our Phase II trial in RR-MS patients, our data show that patients with high levels of anti-MBP antibodies respond best to treatment with BHT-3009, which was designed to tolerize the immune response to MBP. We are developing this diagnostic test to meet regulatory standards for an in vitro diagnostic test and we plan to validate these tests as part of our future clinical trials of BHT-3009. Once we have a validated commercial version, we will likely seek regulatory clearance or approval of this test.

Phase I Trial

Our Phase I study was a randomized, double-blind, placebo-controlled, dose-finding trial in patients who had RR-MS or secondary progressive MS and had failed standard therapy. The primary objective of this trial was to assess safety when BHT-3009 was administered as monotherapy or when BHT-3009 was administered in conjunction with atorvastatin. Secondary objectives included assessing the ability of BHT-3009 to induce tolerance to myelin antigens. The number and severity of adverse events for treatment arms were similar to placebo, and most adverse events were brief in duration and mild or moderate in severity. Patients were followed for up to three years after the last dose of BHT-3009 was administered and no side effects were observed. Induction of antigen-specific tolerance was observed in peripheral blood T cells of all five patients who had pre-treatment immune responses to myelin self-antigens, and in cerebral spinal fluid antibodies for all three patients on which a lumbar puncture was performed before and after treatment. Decreased blood T cell responses to myelin self-antigens were observed at nine weeks, the earliest time point evaluated, and largely persisted until week 50, the last time point evaluated. In contrast, T cell responses to normal stimuli such as tetanus toxoid were substantially unchanged throughout this time period, which suggests that BHT-3009 acts selectively without inhibiting other normal immune system functions.

BHT-3021 for Type 1 Diabetes

Type 1 Diabetes Background.    According to the Juvenile Diabetes Research Foundation International, as many as three million people in the United States may have type 1 diabetes, with over 15,000 children newly diagnosed each year. Type 1 diabetes, also known as juvenile diabetes, is an autoimmune disease that results from the immune system attacking and destroying insulin-producing islet cells in the pancreas. Patients with type 1 diabetes require the life-long self-administration of insulin. The goal of insulin is to keep blood glucose at or near normal levels. Control of blood glucose is critical to both the long-term and short-term health of type 1 diabetes patients. Short-term effects of poor glucose control include diabetic ketoacidosis, a condition that can lead to coma. Long-term effects of elevated glucose levels include blindness, kidney disease, heart disease, peripheral vascular disease and stroke. Type 1 diabetes is primarily diagnosed in children and adolescents, although diagnosis in adults is also becoming more common. Our product, BHT-3021, has been designed to reduce or eliminate the immune system’s attack on pancreatic islet cells, thereby shutting down the disease process that gives rise to type 1 diabetes. We believe that administration of BHT-3021 early in the course of type 1 diabetes will improve glucose control and reduce or eliminate both the need for insulin treatment and the long-term complications of the disease.

Current Treatments.    Although the costs of managing the numerous long-term complications of type 1 diabetes are difficult to quantify, we believe these costs are substantial. Other than self-injectable insulin to regulate blood glucose levels, there are no currently approved therapies for the treatment of type 1 diabetes. We believe that a therapeutic that has the potential to improve glucose control and reduce or eliminate both the need for insulin treatment and the long-term complications of the disease would address a major unmet medical need and capitalize on a significant commercial market opportunity.

Ongoing Clinical Trial.    Our Phase I/II trial is a randomized placebo-controlled trial in up to 72 patients with type 1 diabetes who are on a stable dose of insulin. The objectives of the trial are to assess safety, pharmacodynamics, immune tolerance as measured by changes in antibodies or T cells against self-antigens and changes in pancreatic function as measured by levels of insulin C-peptide in serum. Patients are randomized to either BHT-3021 or placebo, both administered intramuscularly once a week for 12 weeks. Patients are then followed for 12 months, at which time placebo patients have the opportunity to cross over and receive BHT-3021. Patients who receive BHT-3021 are followed for 24 months. The trial is open at centers in the United States and centers are being opened in Australia, New Zealand, and Eastern Europe. We currently expect to release top-line results from this clinical trial in the first half of 2009.

BHT-3034 for Myasthenia Gravis

Myasthenia Gravis Background.    According to the Myasthenia Gravis Foundation of America, up to 60,000 people in the United States may have myasthenia gravis. Myasthenia gravis is believed to be an autoimmune disease which causes interruption in the transmission of nerve impulses to muscles at the neuromuscular junction, the location where nerve cells connect with the muscles they control. In myasthenia gravis an autoimmune response attacks acetylcholine receptors, or AChR, blocking nerve impulses and muscle stimulation via the neurotransmitter, acetylcholine. As a result, affected individuals experience chronic fatigue, weakness that increases with physical activity, double vision and in some cases respiratory distress. Because of progressive weakness of the respiratory muscles, about 12-16% of patients experience potentially fatal myasthenic crisis.

Current Treatments.    Currently there are no disease-modifying therapies approved for myasthenia gravis. The only currently approved therapies to treat myasthenia gravis are anticholinesterase drugs, such as neostigmine and pyridostimine, which are used to treat the chronic fatigue and weakness associated with the disease. Chemotherapeutic agents and broad-based immunosuppressants such as corticosteroids are often used off-label to treat the disease. These therapies all have limited efficacy and often have significant side effects. In some patients, thymectomy, or surgical removal of the thymus gland, is performed and may produce remission.

Preclinical Studies.    We have demonstrated the efficacy of our animal-model equivalent of BHT-3034, or rBHT-3034, in rodents using the experimental autoimmune myasthenia gravis model, or EAMG. We administered rBHT-3034 intramuscularly on a once-a-week schedule. In this model we have demonstrated that rBHT-3034 reverses several parameters of EAMG severity in already established disease compared to saline injections. There was a statistically significant reduction in overall mean disease severity when comparing the disease scores at the end of the study to the first day of treatment. At the end of the study, we observed an increase in the percentage of animals with no disease among those animals that received rBHT-3034 as compared to those that received saline injections. Our data also demonstrated that rBHT-3034 reduces the activity of AChR-specific T cells in rodents.

We plan to initiate a preclinical development program in 2008 to enable the filing of an investigational new drug application, or IND.

BHT-DNA Therapeutic Platform

Many autoimmune diseases such as MS, type 1 diabetes and myasthenia gravis are considered to be primarily driven by antigen-specific autoimmune responses to a self-antigen. Treatments that could specifically disrupt this self-antigen response have the potential to address the fundamental cause of an autoimmune disease while leaving the broader immune system intact. Therefore, a therapy that tolerizes the disease-causing antigen-specific autoimmune cells has the potential of maximizing efficacy while minimizing side effects.

The immune system identifies antigens, any substance that invokes the production of a specific immune response, and distinguishes between foreign antigens, such as bacteria, viruses and toxins, and self-antigens, and seeks to rid the body of foreign antigens. Antigens include proteins like MBP and proinsulin, and specific peptides, which are fragments of those proteins. The key components of immune response are cells called lymphocytes, a specialized type of white blood cell of which there are two major types, B lymphocytes and T lymphocytes. B lymphocytes, also called B cells, are responsible for the production of antibodies which bind to the antigen. Individual B cells can differentiate between billions of different antigens, each producing a specific antibody directed against only a single antigen. T lymphocytes, or T cells, regulate the immune response by direct cell-to-cell contact, with each T cell recognizing only a single specific antigen. T cells are also essential to B cell maturation and production of antibodies.

Activation of T cells requires two signals to be presented concomitantly. Signal 1 is the unique antigen recognized by a T cell. Signal 2 is a secondary activating signal, referred to as “co-stimulatory,” that results from exposure of the antigen-presenting cell to pro-inflammatory compounds and provides confirmation that the antigen is foreign. Signal 1 in the absence of Signal 2 turns off the T cell response, resulting in tolerance. In the case of BHT-DNA, the antigen-presenting cell expresses the BHT-DNA-encoded self-protein being attacked by the autoimmune response (Signal 1) in the absence of inflammation (suppression of Signal 2) which results in the turning off of the T cells that recognize the self-antigen, thus inducing tolerance.

BHT-DNA, our therapeutic platform, uses plasmid DNA to deliver the encoded self-antigens in a tolerizing context. We modified the plasmid DNA with a number of proprietary changes to enhance the efficacy of the product candidates. Among those changes are the addition of immunoinhibitory sequences that we believe promote tolerance and the removal of immunostimulatory sequences, or pro-inflammatory signals, that activate the immune system.

Upon intramuscular injection, the plasmid is believed to be taken up by dendritic cells, a type of antigen-presenting cell, which then migrate to the lymph node. Inside these dendritic cells, the encoded self-

antigen is expressed and processed. Peptides of the self-antigen protein are then presented on the surface of the dendritic cell for exposure to the T cell. Only those T cells that specifically recognize the presented peptide can be affected by this exposure. We believe that in the absence of co-stimulatory factors, which are induced by invading pathogens, the antigen-presenting cell anergizes, or induces tolerance, of the specific T cells. Antibody production requires the presence of antigen-specific T cells and without such T cell “help” antibody production should also fall.

Our BHT-DNA therapeutic platform offers us a number of advantages:

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We possess the capability to develop a robust pipeline of product candidates targeting autoimmune diseases for which the target protein self-antigens are known.    Our BHT-DNA platform is potentially applicable to any autoimmune disease in which the target protein self-antigen or self-antigens are known. There are currently 26 such autoimmune diseases, including multiple sclerosis, type 1 diabetes and myasthenia gravis, the three diseases for which we have product candidates in development.

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We can rapidly create and optimize preclinical product candidates for diseases with known self-antigens.    Once we have identified a target indication with a known self-antigen, we can prepare a proprietary plasmid containing the self-antigen gene for testing in a matter of days. We also have the technology to rapidly modify the plasmid to optimize its effectiveness and specificity.

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We expect to use substantially similar CMC processes for all product candidates developed from our therapeutic platform.    We expect to use similar, well-established techniques for producing and purifying all of our product candidates, which share common biochemical characteristics. These techniques generate consistently reproducible yields of stable bio-molecules. We leveraged the chemistry, manufacturing, and controls, or CMC, experience gained in developing BHT-3009 in the development of the CMC processes for BHT-3021, and expect to do so for future product candidates.

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We expect that the regulatory review process for all product candidates developed from our therapeutic platform will share common elements.    Each product candidate from the BHT-DNA therapeutic platform will share a number of common attributes, such as CMC and preclinical safety testing requirements. As a result, we anticipate that we will benefit from the familiarity of the reviewing regulatory agencies with the technology described in our prior regulatory filings.

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Our proprietary plasmids encode the entire target self-antigenic protein, thereby minimizing the risk of missing the self-antigen peptides relevant to each patient.    By encoding the entire target self-antigenic protein, such as full-length MBP or proinsulin, we have the ability to cover all possible peptides within that protein, increasing the likelihood that we tolerize to the relevant self-antigen or self-antigens. As a result, we believe we improve our development chances as compared to other tolerizing approaches that target only one or a limited number of self-antigenic peptides.

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Our therapeutic platform optimizes tolerance through persistent low-level self-antigen expression that replicates the body’s natural processes, avoiding the need for frequent dosing.    Expression of the encoded self-antigen from our proprietary plasmid can be detected for two to four weeks after a single intramuscular injection. Low-level continuous exposure to an antigen appears to be essential to inducing tolerance. Additionally, the persistence of self-antigen expression may enable infrequent dosing.

Our Corporate Strategy

Our strategy is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of novel products for the treatment of autoimmune diseases. We intend to:

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Rapidly advance clinical development of BHT-3009 and BHT-3021.    We intend to devote a significant portion of our resources to continuing the development of our lead programs, BHT-3009 for the treatment of multiple sclerosis and BHT-3021 for the treatment of type 1 diabetes. Our upcoming clinical milestones include the initiation of our next clinical trial for BHT-3009 in the fourth quarter of 2008, and the receipt of results for our ongoing Phase I/II trial for BHT-3021 in the first half of 2009.

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Collaborate opportunistically to accelerate the development and commercialization of our product candidates.    We may opportunistically enter into collaborations with leading pharmaceutical and biotechnology companies to advance the development and commercialization of our product candidates, including BHT-3009 and BHT-3021, for one or more indications. By establishing these collaborations, we intend to maximize the value of our product candidates by leveraging the development and commercialization resources of our partners. In addition, if we choose not to pursue a particular clinical indication, we may out-license compounds developed using our platform to target that indication.

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Leverage our proprietary therapeutic platform to discover and develop new product candidates for autoimmune diseases.    We believe that our BHT-DNA therapeutic platform is applicable to many autoimmune diseases in which the target protein self-antigen or self-antigens are known. Currently, self-antigens for at least 26 autoimmune diseases have been described and therefore can be therapeutic targets for our technology. We believe that our platform will enable us to rapidly discover and develop therapeutics for the autoimmune indications we choose to pursue.

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Build a sales and marketing infrastructure for targeted market opportunities.    As appropriate and when resources allow, we intend to build an internal sales and marketing organization to commercialize products for certain target indications which can be addressed by a small, focused sales force. We would also use our sales force to support any co-promotion rights under collaborations into which we may enter.

Competition

The pharmaceutical and biotechnology industries are intensely competitive, and any product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that we are targeting. In addition, many of these competitors have sales and marketing infrastructures, which we do not have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are competitive with other products in the market or superior to the standard of care,

•	attract and retain qualified scientific, product development and commercial personnel,

•	obtain patent and/or other proprietary protection for our product candidates and technologies,

•	obtain required regulatory approvals, and

•	successfully fund the development and commercialization of new products either through collaboration with pharmaceutical companies or on our own.

We expect to compete on the basis of, among other things, product efficacy and safety, time to market, price, the extent of adverse side effects and the convenience of treatment. In order to compete successfully, we will need to identify, secure the rights to and develop products, as well as exploit these products commercially before others are able to develop competitive products. In addition, our ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.

Our research and development efforts are at an early stage. Our objective is to discover, develop and commercialize new therapeutics with superior efficacy, convenience, tolerability and safety to currently available therapies. To the extent that we are able to develop therapeutics, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any therapeutics that we commercialize on our own or with our collaborative partners will compete with existing, market-leading products.

BHT-3009.    There are currently six approved therapies in the United States for use in patients with the relapsing forms of MS. Interferon Beta 1B (marketed as Betaseron by Bayer HealthCare Pharmaceuticals Inc.), Interferon Beta 1A (marketed as Avonex by Biogen Idec Inc.; and marketed as Rebif by EMD Serono, Inc. and Pfizer Inc.) and Glatiramer acetate (marketed as Copaxone by Teva Neuroscience, Inc. and Sanofi-Aventis SA) are non-specific immunomodulators used to reduce the frequency and severity of attacks. Betaseron, Avonex, Rebif and Copaxone are self-injectable drugs administered from once daily to once weekly. Natalizumab (marketed as Tysabri by Biogen Idec Inc. and Elan Corporation, plc), which is also an immune-modulating drug, is delivered by IV infusion once every four weeks at a registered infusion facility. Mitoxantrone (marketed as Novantrone by EMD Serono, Inc.) is an immunosuppressive drug approved for reducing disability and/or the frequency of attacks in patients with several types of MS.

In addition to the approved drugs, there are a number of clinical candidates in development that could potentially be used in the treatment of MS. BioMS Medical Corp. and Eli Lilly and Company are developing a synthetic peptide of a particular sequence of human MBP to induce immunological tolerance in MS patients. Opexa Therapeutics, Inc. is developing Tovaxin as an anti-T cell vaccine in MS patients. Orchestra Therapeutics, Inc. is developing Neurovax as a T cell receptor peptide vaccine for MS patients. Biogen Idec Inc. and its partner Genentech, Inc., and Genzyme Corporation and its partner Bayer Healthcare Pharmaceuticals Inc. are exploring the expanded use of Rituxan and Campath, respectively, in MS patients. In addition, PDL BioPharma, Inc. and its partner Biogen Idec Inc. are exploring the expanded use of Zenapax in MS patients. Several companies, including Acorda Therapeutics, Inc., Biogen Idec Inc., Eisai Co., Ltd., GlaxoSmithKline plc, MediciNova, Inc., Merck Serono International SA, Novartis AG, Sanofi-Aventis SA and Teva Pharmaceutical Industries Ltd. are conducting Phase II and Phase III trials in patients with MS.

BHT-3021.    There are currently no approved disease-modifying therapies for the treatment of type 1 diabetes. However, there are a number of clinical candidates that could potentially be used in the treatment of type 1 diabetes. Insulin is being studied as a tolerizing agent in studies conducted by government-sponsored institutions and DiaMyd Medical AB is developing a tolerizing therapeutic based on a self-antigen found on islet cells. LigoCyte Pharmaceuticals, Inc. and its partner Biogen Idec Inc., Macrogenics, Inc. and its partner Eli Lilly and Company, TolerRx, Inc. and its partner GlaxoSmithKline plc, and XOMA Ltd. and its partner Genentech, Inc. are all developing monoclonal antibodies directed at lymphocyte targets. In addition, there are a number of companies currently studying islet cell transplantation and a number of companies currently marketing approved therapeutics for the treatment of type 2 diabetes that are studying the utility of these therapeutics in type 1 diabetes patients.

Manufacturing

We do not have, and do not intend to establish in the near term, any of our own internal manufacturing capabilities for our product candidates. All of our product candidates are manufactured under current good manufacturing practices, or cGMP, by experienced third-party contract manufacturing organizations, or CMOs, with oversight by our internal managers. We rely on CMOs to produce sufficient quantities of drug product for use in clinical trials. We intend to continue this practice for any future clinical trials of BHT-3009 and BHT-3021 products and for any other product candidates for which we retain significant development rights.

Specifically, for BHT-3009, the active pharmaceutical ingredient, or API, is manufactured via microbial fermentation followed by a combination of standard biological isolation and purification unit operations. Different third-party contract manufacturers formulate the API and then fill and package vials. We have evaluated several CMOs, all of which demonstrated the capability of producing BHT-3009 during preclinical and clinical development. We have selected one CMO to manufacture API for the next clinical trial. We expect that we will be able to manufacture, test and release all additional necessary API and drug product in time to initiate our next trial of BHT-3009 as planned in the fourth quarter of 2008. We have no long-term supply agreements with any CMO to manufacture BHT-3009 at this time.

Similarly, a third-party CMO located in Europe has manufactured our BHT-3021 API and drug product for our Phase I/II clinical trial. Our CMO has extensive experience manufacturing BHT-3021 under cGMP and has the capacity to manufacture at commercial scale, although we do not currently have a contract in place addressing commerical supply.

We intend to continue to rely on outside contractors for the production of necessary supplies. We will select commercial manufacturers of BHT-3009 based on results of demonstration batches, regulatory record, commercial manufacturing and control expertise, staff experience, training and skill, intellectual property considerations and price.

Government Regulation

The United States Food and Drug Administration, or the FDA, and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the development, pre-market approval, manufacture, marketing and distribution of drug and biological drug products. These agencies and other federal, state and local entities regulate research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our product candidates. Failure to comply with applicable FDA or other regulatory requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations, and regulates biological drug products under both the Public Health Service Act, or PHS Act, and its implementing regulations, as well as the FFDCA. Our product candidates include both biological drug products and drug products. The process required by the FDA before our drug and biological drug product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with FDA’s current Good Laboratory Practice, or cGLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application, or NDA, for drug products, or a Biologic License Application, or BLA, for biological drug products;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA or BLA prior to any commercial marketing, sale or shipment of the drug or biological drug.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission before each clinical trial can begin. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practices, or GCPs, regulations and regulations for informed consent.

Clinical Trials

For purposes of an NDA or BLA submission and approval, human clinical trials are typically conducted in the following three sequential phases, which may overlap:

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Phase I Clinical Trials.    Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or in patients. In some cases, a sponsor may decide to conduct what is referred to as a “Phase Ib” evaluation, which is a second, safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs;

•	Phase II Clinical Trials. Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial;

•

Phase III Clinical Trials.    These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites; and

•

Phase IV Clinical Trials.    In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA or BLA approval. Such post-approval trials are typically referred to as Phase IV studies.

New Drug Applications and Biologic License Applications

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA. NDAs and BLAs are required to contain detailed information and data on chemistry, manufacturing and controls, or CMC, clinical safety and effectiveness, pharmacodynamics, and pharmacokinetics. Once the submission has been accepted for filing, the FDA targets 10 months to review the application and respond to the applicant unless the compound has been granted accelerated review or fast track designation in which case the review process is shorter. This 10-month review time from the date of the receipt of the application is in accordance with the Prescription Drug User Fee Act, or PDUFA. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA or BLA if the applicable regulatory criteria are not satisfied, or it may require additional information including clinical or CMC data. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaborators interpret data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV studies, and surveillance programs to monitor the safety effects of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs or other information.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs and biological drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug or biological drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or any time after the filing of the IND for the drug or biological drug candidate. The FDA must determine if the candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If fast track designation is obtained, the FDA may initiate review of sections of an NDA or BLA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in PDUFA, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, a fast track designated candidate may also qualify for one or more of the following programs:

•

Priority Review.    Under FDA policies, a drug or biological drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA or BLA is accepted for filing, if the candidate provides a significant improvement compared to marketed drugs or biological drugs in the treatment, diagnosis or prevention of a disease. A fast track designated drug or biological drug candidate would ordinarily meet the FDA’s criteria for priority review, however, fast track designation is not required to be eligible for priority review.

•

Accelerated Approval.    Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug and biological drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either an endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A candidate approved on the basis of a surrogate endpoint is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect of the drug candidate on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will result in the FDA withdrawing the drug or biological drug from the market on an expedited basis. All promotional materials for drug and biological drug candidates approved under accelerated regulations are subject to prior review by the FDA.

When appropriate, we intend to seek fast track designation, accelerated approval or priority review for our biological drug candidates.

Satisfaction of FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug or biological drug candidate is intended to treat a chronic disease, as is the case with some of the drug and biological drug candidates we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug or biological drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug and biological drug candidates on a timely basis, or at all. Even if a drug or biological drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug or biological drug may result in restrictions on the product or even complete withdrawal of the drug or biological drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug or biological drug candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Other Regulatory Requirements

Any drugs and biological drugs manufactured or distributed by us or our potential collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences associated with the product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Drug and biological drug manufacturers and their contract manufacturers are required to register their establishments and list the products they produce with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including the FDA’s cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval or pre-license inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil or criminal penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug or biological drug from distribution, or withdraw approval of the NDA or BLA for that drug or biological drug.

The FDA closely regulates the post-approval marketing and promotion of drugs and biological drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry- sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs and biological drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

In European countries and Canada, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug product for which approval is sought, there are currently two potential tracks for marketing approval in the EU countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval.

Material Agreements

Stanford February 2002 License Agreement

In February 2002, we entered into a license agreement with Leland Stanford Junior University, or Stanford, which was amended in November 2002 and December 2007. Under the terms of this license agreement, Stanford granted us a worldwide, exclusive, sublicensable license under certain of Stanford’s patents and technology to make, have made, use, import, offer for sale and sell therapeutics for treatment of human or animal diseases by administration of a polynucleotide encoding a self-antigen and diagnostics for the diseases treated by such polynucleotide administration.

Stanford also granted us an exclusive option to acquire an exclusive or non-exclusive license to future patent applications or patents offered by Stanford to us. If we exercise such option we will be required to pay to Stanford an option fee for each such patent application or patent. In addition, if we exercise such option we will be required to pay to Stanford a license fee, the exact amount of which will be agreed upon with Stanford according to certain fee criteria. We have exercised our option with respect to two proposed inventions by paying Stanford an aggregate of $5,000 in option fees.

Stanford retained the right to practice any inventions and use the technology licensed under the license agreement for its own bona fide research, teaching and other education-related purposes, including sponsored research and collaborations.

Under the license agreement we made payments to Stanford upon receiving our first and second rounds of financing, which, in the aggregate, equaled $100,000. We are also required to issue and convey to Stanford shares of our common stock. In addition, we are also required to pay Stanford annual royalties and earned royalties based on net sales of the product, and to pay Stanford based upon achievement of certain development milestones, which may, in the aggregate, equal $250,000, if all milestones are achieved.

Under the license agreement, the parties may agree to jointly bring suit for patent infringement. If the parties do not so agree, then either party may bring suit on its own. We are responsible for the prosecution and maintenance of the patents licensed under this agreement.

We may terminate the license agreement by giving Stanford 30 days’ prior written notice. Each party may terminate the license agreement for a material breach if such breach remains uncured for 90 days after the receipt of a written notice of such breach from the other party.

Intellectual Property

We protect our technology through the use of patents, trade secrets and proprietary know-how. We own or in-license over 20 issued U.S. and foreign patents, and over 45 U.S. and foreign patent applications. Our BHT-3009 program is covered by one issued U.S. and one issued European patent (validated in 14 countries); additionally, this program is potentially protected by five pending patent applications in the United States and 17 pending applications in other countries and under the patent cooperation treaty, or PCT, including Europe, Canada, Australia, Japan, and China. Although no issued patents cover our BHT-3021 program, five pending applications in the United States and 17 pending applications in other countries and under the PCT are potentially directed to this therapeutic. Similarly, although no issued patents cover our BHT-3034 program, five pending applications in the United States and 19 pending applications in other countries are potentially directed to this therapeutic. The patents and patent applications we own and in-license upon which we rely for our BHT-DNA therapeutic platform expire between 2019 and 2026.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods of using them to treat disease, as well as successfully defending these patents against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cooperate with third parties to protect the intellectual property we in-license, and in some cases do not and have not had any control over the filing or prosecution of patent applications. We cannot be certain that such prosecution efforts have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Our enforcement of these licensed patents or defense of any claims asserting the invalidity of these patents is subject to the cooperation of third parties.

Employees

As of December 31, 2007, we employed 39 full-time employees, 13 of whom hold Ph.D., M.D. or comparable degrees and 6 of whom hold other advanced degrees. Of the full-time employees, 32 were engaged in product development and clinical activities and seven were engaged in general and administrative activities. We plan to continue to expand our product development programs. To support this growth, we will need to expand managerial, operations, development, regulatory, sales, commercialization, finance and other functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Palo Alto, California, where we occupy approximately 26,000 square feet of office and laboratory space. The term of the lease expires in January 2009. We have two options to extend the lease for additional terms of three to five years each, provided that we provide notice to the landlord at least nine months prior to the expiration of the initial term of the lease, or if applicable, the first extension term of the lease. We believe that the facilities that we currently lease are adequate for our needs for the immediate future.

Legal Proceedings

We are not currently a party to any material litigation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of December 31, 2007.

Name	Age	Position
Mark W. Schwartz, Ph.D.	51	President & Chief Executive Officer, Director
Fred Kurland	57	Chief Financial Officer
Frank H. Valone, M.D.	58	Senior Vice President of Medical Affairs
Hideki Garren, M.D., Ph.D.	43	Vice President of Research
Robert S. King, Ph.D.	44	Vice President of Manufacturing
Patricia A. Murphy	49	Vice President Regulatory Affairs
Paul B. Westberg	39	Vice President of Business Development
Lawrence Steinman, M.D.	60	Director, Chairman of the Scientific Advisory Board
Frederick J. Dotzler	62	Director
Rosina Maar Pavia, M.D.	45	Director
David E. Thompson	60	Director
James N. Woody, M.D., Ph.D.	65	Director
Philip M. Young	67	Director

Mark W. Schwartz, Ph.D. has served as our President & Chief Executive Officer since March 2004. From 2003 to 2004, Dr. Schwartz was Managing Director of Life Sciences at Arizona Technology Enterprises. From 2001 to 2003, Dr. Schwartz was Chief Executive Officer and President of Calyx Therapeutics Inc. From 1999 to 2001, Dr. Schwartz was Chief Commercial Officer of Trega BioSciences, Inc. From 1997 to 1998, Dr. Schwartz held senior management positions at Synteni, Inc. and Incyte Genomics, Inc., which acquired Synteni, Inc. in 1998. From 1994 to 1997, Dr. Schwartz held senior management positions at Tripos, Inc. From 1989 to 1994, Dr. Schwartz held marketing positions at Biosym Technologies, Inc., which was acquired by Corning Incorporated in 1992, and Applied Biosystems Inc. From 1983 to 1989 Dr. Schwarz held research and development as well as marketing positions in the diagnostics business of E.I. du Pont de Nemours and Company. Dr. Schwartz received a B.A. in Chemistry from Grinnell College and a Ph.D. in Biochemistry from Arizona State University.

Fred Kurland has served as our Chief Financial Officer since May 2007. From 2004 to 2007, Mr. Kurland was Chief Financial Officer of Corcept Therapeutics Incorporated. From 2002 to 2004, Mr. Kurland was Vice President, Chief Financial Officer of Genitope Corporation. From 1998 to 2002, Mr. Kurland was Senior Vice President and Chief Financial Officer of Aviron, which was acquired by MedImmune, Inc. in 2002. From 1996 to 1998, he was Vice President and Chief Financial Officer of Protein Design Labs, Inc. From 1995 to 1996, Mr. Kurland was Vice President and Chief Financial Officer of Applied Immune Sciences, Inc. He held a number of financial management positions at Syntex Corporation between 1981 and 1995, including Vice President and Controller between 1991 and 1995. Mr. Kurland received a B.S. in Business and Economics from Lehigh University and an M.B.A. and a J.D. from the University of Chicago.

Frank H. Valone, M.D. has served as our Senior Vice President of Medical Affairs since November 2003. From 2002 to 2003, Dr. Valone was Executive Vice President, Clinical Development and Regulatory Affairs of Titan Pharmaceuticals, Inc. From 1994 to 2002, Dr. Valone was Senior Vice President, Medical and Regulatory Affairs at Dendreon Corporation. From 1991 to 1996, he held various positions at Dartmouth-Hitchcock Medical Center, including Adjunct Professor of Medicine, and from 1982 to 1991, he held various positions at the University of California in San Francisco, including Associate Professor of Medicine. From 1995 to 2001, he was a Clinical Associate Professor in the Department of Medicine at Stanford University. Dr. Valone received a B.A. from Hamilton College and an M.D. from Harvard Medical School.

Hideki Garren, M.D., Ph.D. co-founded Bayhill in 2001 and has served as our Vice President of Research since 2005, and prior to that served as our Director of Research from 2001 to 2005. Since 2003, Dr. Garren has been a member of the adjunct clinical faculty in the Department of Neurology at Stanford University School of Medicine. Dr. Garren received a B.S. from the California Institute of Technology, a Ph.D. in Molecular Biology from the University of California, Los Angeles, Molecular Biology Institute, and an M.D. from the University of California, Los Angeles, School of Medicine.

Robert S. King, Ph.D. has served as our Vice President of Manufacturing since October 2006. From 2004 to 2006, he was Vice President of Product Development and Manufacturing at Rinat Neuroscience Corporation, a division of Pfizer Global Research and Development from 2006 to present. From 1993 to 2003, Dr. King served in a series of positions of increasing responsibility in the areas of Process and Product Development, Manufacturing and Technical Operations at Millennium Pharmaceuticals, Inc.’s South San Francisco office and COR Therapeutics, Inc., which merged with Millennium Pharmaceuticals, Inc. in 2002. From 1991 to 1993, Dr. King served in various pharmaceutical and process research roles of increasing responsibility at Scios, Inc., formerly California Biotechnology, Inc. From 1988 to 1991, he served in various device development and sales/marketing roles of increasing responsibility at Molecular Devices Corp. Dr. King was also an adjunct professor in Chemical Engineering at San Jose State University from 1991 to 1992 and served on the Advisory Board for the San Jose State Masters in Biotechnology program from 2003 to 2005. Dr. King received a B.S. in Chemical Engineering from the University of Washington, Seattle and a Ph.D. in Chemical Engineering from the University of California, Berkeley.

Patricia A. Murphy has served as our Vice President Regulatory Affairs since January 2005. From 1996 to 2004, Ms. Murphy was Director Regulatory Affairs and Quality Assurance at Berlex Laboratories. From 1993 to 1996, Ms. Murphy was a senior regulatory affairs specialist at Serono Laboratories Inc. From 1991 to 1993, Ms. Murphy was a regulatory affairs specialist at Parexel International Corporation. From 1988 to 1991, Ms. Murphy was a manufacturing supervisor at Biogen, Inc., responsible for manufacturing clinical trial material. Ms. Murphy received a B.Sc. in Biochemistry from Worcester Polytechnic Institute.

Paul B. Westberg has served as our Vice President of Business Development since November 2006. From 2002 to 2006, Mr. Westberg was Vice President of Business Development at Novacea, Inc. Mr. Westberg held managerial positions at Deltagen, Inc. from 2001 to 2002, Collabra Pharma, Inc. from 2000 to 2001, and Aviron in 1999. From 1996 to 1999, Mr. Westberg served in various positions at Genentech, Inc., including Manager, Project Finance and Manager, Financial Planning and Analysis. Mr. Westberg received a B.A. in Applied Mathematics from the University of California, San Diego and an M.B.A. from the University of California, Berkeley.

Lawrence Steinman, M.D. co-founded Bayhill in 2001 and has since served as a member of our board of directors. Dr. Steinman is the Chairman of our Scientific Advisory Board and provides ongoing advisory services to us related to product development. Dr. Steinman is the Chair of the Multidisciplinary Program in Immunology at Stanford University, and has been a faculty member of Stanford University since 1980. In 1992 he founded Neurocrine Biosciences, Inc. From 1990 until 1999, Dr. Steinman served on the board of directors and Scientific Advisory Board at Centocor, Inc., which was acquired by Johnson & Johnson in 1999. He serves on the board of directors of a privately held company. Dr. Steinman received a B.A. from Dartmouth College and an M.D. from Harvard University.

Frederick J. Dotzler has served as a member of our board of directors since September 2004. Mr. Dotzler has been a Managing Director of De Novo Ventures, a venture capital firm he co-founded, since 2000 and a General Partner of Medicus Venture Partners, a venture capital firm, since 1989. Prior to 1989, Mr. Dotzler was a General Partner of Crosspoint Venture Partners, a venture capital firm. Mr. Dotzler serves on the board of directors of Senorx, Inc. and several privately held companies. Mr. Dotzler received a B.S.I.E. in Industrial Engineering from Iowa State University, an M.B.A. from the University of Chicago and an advanced degree in Economics from the University of Louvain, Belgium.

Rosina Maar Pavia, M.D. has served as a member of our board of directors since December 2007. Dr. Pavia has served as a Venture Partner of Pappas Ventures, a venture capital firm, since 2004, and as Executive Vice President and Medical Director since joining the firm in 2000. She is the founder and Managing Director of StratWorks, LLC, a strategic consulting company focused on assisting biopharmaceutical companies, incorporated in 2004. From 1993 to 2000, Dr. Pavia served in senior management positions at Quintiles Transnational Corporation, a contract research organization, including as Vice President, Clinical Operations and Senior Vice President, Strategic Planning. Dr. Pavia received a B.S. from Georgia Institute of Technology, an M.D. from Morehouse School of Medicine and an Executive M.B.A. from the Kenan-Flagler Business School at the University of North Carolina—Chapel Hill.

David E. Thompson has served as a member of our board of directors since December 2005. From 2001 to 2005, Mr. Thompson was Vice President of Corporate Strategy, Business Development, Corporate Finance and Investment Banking, the Corporate Venture Group, and the Alliance Management Team for Eli Lilly and Company. Mr. Thompson joined Eli Lilly in 1971 and served in various senior management roles until his retirement in 2005, including Vice President of Corporate Business Development. Mr. Thompson serves on the board of directors of four privately held companies. In addition to his service as a member of our board of directors, Mr. Thompson provides advisory services to us related to business development. Mr. Thompson received a B.S. and an M.B.A. from Michigan State University.

James N. Woody, M.D., Ph.D. has served as a member of our board of directors since August 2003. Since 2003, Dr. Woody has been a Partner, employee or consultant of Latterell Venture Partners, a venture capital firm. From 1996 to 2003, Dr. Woody was President of Roche Bioscience, Inc. From 1991 to 1996, Dr. Woody was Chief Scientific Officer, Senior Vice President R&D of Centocor Inc. Prior to that, Dr. Woody served in the U.S. Navy Medical Corps., finishing his naval career in 1991 as the Commanding Officer of the U.S. Navy Medical Research and Development Command. Dr. Woody serves on the board of directors of several privately held companies. Dr. Woody received an M.D. from Loma Linda University and a Ph.D. in Immunology from the University of London, England.

Philip M. Young has served as a member of our board of directors since April 1999. Since 1990, Mr. Young has been an employee, general partner or managing member of various entities generally known as U.S. Venture Partners, a venture capital firm. From 1986 to 1990, Mr. Young was a Managing Director of Dillon Read & Co., a financial services company, and a general partner of Concord Partners, a venture capital firm managed by Dillon Read. From 1977 to 1985, Mr. Young was President and Chief Executive Officer of Oximetrix, Inc., a medical instruments and sterile disposable products manufacturer. Mr. Young serves on the board of directors of Zoran Corporation, a publicly held digital imaging solutions company. Mr. Young received a B.M.E. from Cornell University, an M.S. from George Washington University and an M.B.A. from Harvard University.

Board Composition

Our board of directors may establish from time to time by resolution the authorized number of directors. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Frederick J. Dotzler, Rosina Maar Pavia, David E. Thompson, James N. Woody and Philip M. Young, representing five of our seven directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Global Market.

In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are                     , who is the chair of the committee,                      and                     . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board has determined that                      is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Global Market.                     ,                      and                      are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board has determined that each of                      and                      meet these heightened independence standards. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are                     , who is the chair of the committee,                      and                     . Each of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, the Nasdaq Global Market and the Internal Revenue Code of 1986, as amended, or the Code.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are                     , who is the chair of the committee,                      and                     . Each of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and the Nasdaq Global Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.bayhilltherapeutics.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Following the completion of this offering, each non-employee director shall receive an annual cash retainer of $                     per year. Such directors shall also receive an additional annual cash retainer of $                     per year for being a member of our compensation committee, except that the chairperson of our compensation committee shall receive an additional annual cash retainer of $                     per year. Non-employee directors shall also receive an additional annual cash retainer of $                     per year for being a member of our nominating and corporate governance committee, except that the chairperson of

our nominating and corporate governance committee shall receive an additional annual cash retainer of $                     per year. Non-employee directors shall also receive an additional annual cash retainer of $                     per year for being a member of our audit committee, except that the chairperson of our audit committee shall receive an additional annual cash retainer of $                     per year.

During the fiscal year ended December 31, 2007, we did not pay any compensation to our non-employee directors, except for Dr. Steinman and Mr. Thompson. In addition to serving on our board of directors, Dr. Steinman provides ongoing advisory services to our company relating to product development and Mr. Thompson provides advisory services to our company relating to business development.

On May 17, 2007, we granted Dr. Steinman an option to purchase 150,000 shares of our common stock, which vests as to 1/48th of the total number of shares subject to the option on the first day of each full month after the vesting commencement date until all shares are vested. No other non-employee directors were granted stock options during 2007.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)		Total ($)
Lawrence Steinman, M.D.	225,000	(2)	17,503	(4)	242,503
David E. Thompson	5,500	(3)	10,011	(5)	15,511

(1)

Amount reflects the total compensation expense for the year ended December 31, 2007 calculated in accordance with Statement of Financial Accounting Standard No. 123R, Share-Based Payment, or SFAS 123R, under the modified prospective transition method. The valuation assumptions used in determining such amounts are described in Note 9 to our financial statements included in this prospectus.

(2)	Amount reflects payment for ongoing advisory services to Bayhill relating to product development, at a monthly rate of $18,750.
(3)	Amount reflects payment for advisory services to Bayhill relating to business development, at a daily rate of $2,500.
(4)

The grant date fair value of Dr. Steinman’s option to purchase 150,000 shares of our common stock granted on May 17, 2007 is $74,940 as computed in accordance with SFAS 123R using the valuation assumptions set forth in Note 9 to our financial statements included in this prospectus. As of December 31, 2007, Dr. Steinman had outstanding option awards to purchase an aggregate of 400,000 shares.

(5)

As of December 31, 2007, Mr. Thompson had outstanding option awards to purchase an aggregate of 180,000 shares of our common stock. Under our consulting agreement with Mr. Thompson, he was entitled to the grant of an option to purchase 30,000 shares of our common stock in February 2007. In lieu of this grant, we granted Mr. Thompson a fully vested option to purchase 55,000 shares of our common stock at $0.98 per share on January 3, 2008. The grant date fair value of this option was $41,492.

Executive Compensation

Compensation Discussion and Analysis

Our executive compensation program is designed to attract talented individuals to lead, manage and operate all aspects of our business and reward and retain those individuals who continue to meet our high expectations over time. The objectives of our executive compensation program are to:

•	align our executive officers’ compensation with our business objectives and the interests of our stockholders,

•	incentivize and reward our executive officers for our success, and

•	reflect the collaborative philosophy of our executive team.

Our executive compensation program combines short- and long-term components, cash and equity, and fixed and contingent payments in the proportions that we believe are most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program also is intended to make us competitive in the life sciences industry, where there is considerable competition for talented executives.

Our named executive officers for 2007 were Mark W. Schwartz, Ph.D., President and Chief Executive Officer, who, prior to May 2007, also served in the capacity of our principal financial officer; Frank H. Valone, M.D., Senior Vice President of Medical Affairs; Hideki Garren, M.D., Ph.D., Vice President of Research; and Paul B. Westberg, Vice President of Business Development. Our Chief Financial Officer, beginning in May 2007, was Fred Kurland.

Objectives and Philosophy of Our Executive Compensation Program

Our compensation program for our named executive officers is designed to achieve the following objectives:

•	attract, engage and retain individuals of superior ability, experience and managerial talent to be an employer of choice in the highly competitive and dynamic life sciences industry;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•

encourage and inspire our executives to achieve key corporate performance objectives by linking incentive award opportunities to the achievement of personal and company-wide short- and long-term goals; and

•

align the interests of our executives and stockholders by motivating executives to increase stockholder value, by providing a significant portion of total compensation opportunities for our executive officers in the form of direct ownership in our company through stock options.

Components of Our Executive Compensation Program

The components of our executive compensation program consist primarily of base salary, annual cash incentive bonuses, equity awards and broad-based benefits programs. We combine short-term compensation components (such as base salaries and annual cash incentive bonuses) and long-term compensation components (such as equity incentive compensation) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of long-term corporate objectives.

The compensation committee of our board of directors is responsible for evaluating and administering our compensation programs and practices for our executive officers. Our Chief Executive Officer makes recommendations regarding compensation, including his own compensation, to our compensation committee, which uses its judgment and experience to determine the appropriate mix of short- and long-term compensation elements for each executive officer, except for our Chief Executive Officer, for whom the compensation committee recommends such elements to our board of directors for approval. Our compensation committee analyzes each of the primary elements of our compensation program to ensure that our executives’ overall compensation is competitive with executive officers in similar positions at comparable life sciences companies in our labor market. In 2007, our compensation committee reviewed and approved the components of our executive compensation program, including executive officers’

salaries, bonuses and equity incentive compensation, except for compensation to the Chief Executive Officer, which was recommended by our compensation committee and approved by the board of directors.

Our compensation committee determines compensation for our executive officers, including our named executive officers, in large part based upon our financial resources, as well as competitive market data, including publicly available compensation data and comprehensive compensation data compiled in the Radford Survey. Specifically, our compensation committee reviewed compensation data in the Radford Survey for private biotechnology companies in Northern California with less than 50 employees, which our compensation committee has determined represents our peer group of companies. We believe that the compensation practices of this peer group of companies provide us with appropriate benchmarks because these companies have similar organizational structures and tend to compete with us for executives and other employees.

Our compensation committee has adopted a market-competitive compensation philosophy, which targets setting the base salaries and total compensation of our executives at a level which is approximately equal to the 50th percentile of such compensation at the companies within our peer group from the Radford Survey. Our compensation committee will diverge from the 50th percentile target in recognition of personal achievement or experience or in reaction to competitive pressure to ensure a stable and productive executive team. We work within the general framework of this market-competitive philosophy to determine each component of an executive’s compensation package based on numerous factors, including:

•	Performance goals and other expectations for the position and the individual;

•	The individual’s background and relevant expertise, including training and prior relevant work experience;

•	The individual’s role with us and the compensation paid to similar persons within in the peer group of companies that we review;

•	The demand for the individual within the marketplace; and

•	Comparison to other executives within our company having similar levels of expertise and experience.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives.

Annual Cash Compensation

Base Salary

Base salaries are set at levels which are intended to be competitive with similar positions at our peer group companies. The base salaries of all executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance, and the competitive market. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that competitive base salaries can motivate and reward executives for their overall performance.

In March 2007, our board of directors approved an increase of 5.5% in our Chief Executive Officer’s base salary, from $330,000 to $348,000.

Prior to that, in March 2007, our compensation committee set the initial annual base salary of our Chief Financial Officer, Mr. Kurland, who commenced employment with us in May 2007, at $267,000. In March 2007, our compensation committee also approved an increase of 5% in the annual base salaries of each of our other named executive officers.

In December 2007, our compensation committee approved an increase of 4% in the annual base salary of each of our named executive officers other than our Chief Executive Officer, whose 4% annual base salary increase was approved by our board of directors.

Annual Cash Incentive Bonuses

Our compensation philosophy with respect to annual cash incentive bonuses is consistent with our overall market-competitive compensation philosophy, and we only provide annual cash incentive bonuses to those positions we believe require a bonus based on our compensation committee’s review and understanding of our peer group of companies. Any annual cash incentive bonus we provide is directed at tying individual compensation to performance, and performance, as measured against individual and corporate goals, affects the level of bonus payment.

For his performance in 2007, our Chief Executive Officer was eligible for an annual cash incentive bonus of $50,000, which was based upon the achievement of performance goals approved by our board of directors and related to securing funding from third parties and the advancement of clinical development of our product candidates. Our board of directors set each of these performance goals for 2007 at a level it believed difficult for our Chief Executive Officer and our company to achieve in order to provide additional incentive for exceptional performance. Our board of directors awarded our Chief Executive Officer $25,000 of his annual cash incentive bonus for 2007 payable in January 2008.

Our Chief Executive Officer is eligible for aggregate annual cash incentive bonuses of up to $100,000 during calendar year 2008. Our Chief Executive Officer will become entitled to a $50,000 cash incentive bonus upon completion of this offering or upon securing alternative funding from third parties. Our Chief Executive Officer is also eligible for an annual cash incentive bonus of up to $50,000 based upon the achievement of performance goals related to the clinical development of our product candidates. Our board of directors established the performance goals for 2008 at levels it believes are attainable only through the strong performance of our Chief Executive Officer and our product candidates.

Our board of directors has historically provided our Chief Executive Officer with the opportunity for an annual cash incentive bonus in order to tie a significant portion of his total short-term compensation to performance and provide him with appropriate incentives to further the objectives of our board of directors.

Our Vice President of Business Development was eligible for an annual cash bonus of up to $44,366 for his performance in 2007, based upon the achievement of performance goals set by our Chief Executive Officer after reviewing organizational goals established by our board of directors. Mr. Westberg’s performance goals for 2007 related to supporting our business plan through analyzing, developing and executing a partnering strategy and fostering other relationships. Our Chief Executive Officer set each of our Vice President of Business Development’s performance goals for 2007 at a level he believed required strong individual and company performance to attain. Our compensation committee has provided our Vice President of Business Development with the opportunity for an annual cash incentive bonus in order to maintain market-competitive compensation in line with his position as Vice President of Business

Development. Based upon the achievement of these performance goals in 2007, our compensation committee awarded Mr. Westberg his full annual cash incentive bonus of $44,366 payable in January 2008. Mr. Westberg is eligible for an annual cash incentive bonus of up to 20% of his annual base salary in 2008 based upon the achievement of performance goals to be set by our Chief Executive Officer.

In December 2007, our compensation committee awarded discretionary cash incentive bonuses of $5,000 to Mr. Kurland, $20,000 to Dr. Valone and $7,500 to Dr. Garren based on the performance of the company and each executive during 2007. Each discretionary cash incentive bonus is payable in January 2008.

Our compensation committee evaluates the need for other cash incentive bonuses on an annual basis and historically has forgone short-term cash incentives for other named executive officers based on our cash reserves and the competitive market. Our board of directors, and with respect to our Vice President of Business Development, our Chief Executive Officer, set corporate objectives and individual goals at what they believe are aggressive levels so as to require substantial effort and commitment by the bonus-eligible executive officer to attain the targets, with such efforts significantly contributing towards increased shareholder value and elevated business performance. A minimum threshold of performance against corporate objectives must be achieved in order for the executive officer to receive any portion of the cash incentive bonus.

Equity Incentive Compensation

We believe that our long-term performance is best facilitated through a culture of executive ownership that encourages long-term investment by our executive officers in our equity, thereby better aligning the executives’ interests with the interests of our shareholders. To encourage this ownership culture, we typically make an initial equity award of stock options to new employees and grants at other times recommended to our board of directors by our compensation committee, such as in connection with the consummation of a financing. While our compensation committee is authorized to make equity grants to all our employees including our executive officers, historically, our compensation committee has recommended grants to our board of directors for approval. Our Chief Executive Officer presents his recommendations for option grants, including his own, to our compensation committee which, after providing its own input, provides recommendations to our board of directors for its approval.

Our stock option grants have an exercise price that is equal to the fair market value of our common stock on the date of grant, as contemporaneously determined by our board of directors. Until March 2007, grants of options were typically subject to a five-year vesting schedule with 1/5 of the grant vesting upon the first anniversary of the vesting commencement date and the remainder of the shares vesting at a rate of 1/60 of the total shares subject to the option on each monthly anniversary of the vesting commencement date, subject to the continued service of the executive. In March 2007, the vesting schedule of option grants was reduced to four years, which our compensation committee and board of directors determined was in line with that of our peer group of companies. Typically, the vesting schedule for option grants to newly hired employees provides that 1/4 of the grant vests upon the first anniversary of the employee’s date of hire and the remainder of the shares vesting monthly thereafter at a rate of 1/48 of the total shares subject to the option. All options granted to employees with at least one year of service with us typically vest in equal monthly installments over the four-year vesting schedule.

The size of the initial stock option award is determined based on the executive’s position with us and takes into account the executive’s base salary and other compensation as well as an analysis of the grant and compensation practices of our peer group of companies. Our stock option awards are intended to provide executives with incentives to build value in the organization over an extended period of time while remaining consistent with our overall market-competitive compensation philosophy.

In 2007, we considered a number of factors in determining the amount of periodic equity incentive awards, if any, granted to our executives, including:

•	the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives;

•	the amount and percentage of our total equity on a diluted basis held by our executives individually and as a group; and

•	the periodic equity incentive award practices of peer companies that we review in connection with establishing our overall compensation policies.

In order to ensure that the stock options granted in 2006 and 2007 had a per-share exercise price equal to the fair market value of our common stock, as envisioned by IRC Section 409A, we obtained three independent third-party valuations and used the results as a basis for the exercise price of options granted during those years.

As a privately owned company, there has been no market for our common stock. Accordingly, in 2007, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with the initial public offering of our common stock.

Termination-Based Compensation

In connection with certain terminations of employment, our executive officers may be entitled to receive severance payments and benefits pursuant to a change in control policy adopted by our board of directors in March 2007 and change in control severance agreements entered into with each named executive officer in December 2007, described in the section entitled “Change in Control Agreements.” The policy and each of these agreements provide severance payments and benefits in the event an executive is terminated without cause or resigns with good reason within twelve months following a change in control of our company.

In considering the terms of and determining whether to approve the change in control policy, our board of directors recognized that executives, especially highly ranked executives, often face challenges securing new employment following termination and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on the executives’ performance. The severance payments and benefits are composed of cash payments in lieu of salary and bonus, accelerated vesting of stock options and continued health care coverage for a limited period of time.

Other Compensation

All of our executive officers are eligible to participate in certain benefit plans and arrangements offered to employees generally, including health, dental, life and disability insurance and our 401(k) plan. We currently pay the full monthly premium for all of our employees (including our executive officers), with respect to coverage for the employee only, for medical, dental, vision, life and long-term disability insurance. Should medical insurance premium rates increase, employees may be required to contribute to the cost of increased premiums to retain coverage. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers as well as all other employees. Our compensation committee in its discretion may revise, amend or add to any executive’s benefits and perquisites if it deems it advisable. We currently do not believe it is necessary for the attraction or retention of our executive officers to provide any compensation in the form of perquisites.

Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

2007 Summary Compensation Table

The following table summarizes the compensation that we paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2007. We refer to these officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation(2)	Total ($)
Mark W. Schwartz, Ph.D.,	2007	344,396	25,000	67,511	635	437,542
President and Chief Executive Officer

Fred Kurland,	2007	178,250	5,000	49,960	1,665	234,875
Chief Financial Officer(3)

Frank H. Valone, M.D.,	2007	343,063	20,000	33,825	2,580	399,468
Senior Vice President of Medical Affairs

Hideki Garren, M.D., Ph.D.,	2007	260,150	7,500	25,973	540	294,163
Vice President of Research

Paul B. Westberg,	2007	221,451	44,366	28,352	421	294,590
Vice President of Business Development

(1)

This amount reflects the total compensation expense for the year ended December 31, 2007 calculated in accordance with SFAS 123R under the modified prospective transition method. The valuation assumptions used in determining such amounts are described in Note 9 to our financial statements included in this prospectus.

(2)	Payment of group term life insurance premiums.
(3)	Mr. Kurland joined Bayhill as Chief Financial Officer on May 1, 2007. Dr. Schwartz acted in a capacity similar to a principal financial officer from January 1 through April 30, 2007.

Grants of Plan-Based Awards in 2007 Table

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each option granted to our named executive officers was contemporaneously determined by our board of directors to be equal to the fair market value of our common stock on the date of the grant. All options were granted under our 2002 Equity Incentive Plan, as amended, as described below in the section entitled “Employee Benefit and Stock Plans — 2002 Equity Incentive Plan, as amended.”

The following table shows information regarding grants of incentive awards during the year ended December 31, 2007 to each of our named executive officers.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards; Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(2)
Name		Threshold ($)	Target ($)	Max ($)
Mark W. Schwartz, Ph.D.		$5,000	$50,000	—
	5/17/2007				600,000	(3)	$0.32	299,760
Fred Kurland	5/17/2007	—	—	—	600,000	(4)	$0.32	299,760
Frank H. Valone, M.D.	5/17/2007	—	—	—	325,000	(3)	$0.32	162,370
Hideki Garren, M.D., Ph.D.	5/17/2007	—	—	—	250,000	(3)	$0.32	124,900
Paul B. Westberg		—	$44,366	—
	5/17/2007				100,000	(4)	$0.32	49,960

(1)

These amounts represent the threshold and target amounts that could have been earned for fiscal year 2007 pursuant to the incentive compensation program for Dr. Schwartz and Mr. Westberg for fiscal year 2007. Actual amounts earned for fiscal year 2007 are included in the “2007 Summary Compensation Table” above. For additional information regarding the incentive compensation programs for Dr. Schwartz and Mr. Westberg, see “Compensation Discussion and Analysis” above.

(2)

The amounts set forth in the “Grant Date Fair Value of Option Awards” column are the full grant date fair value of the awards determined in accordance with SFAS 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our financial statements included in this prospectus.

(3)	These options vest as to 1/48 of the total number of shares subject to the option on the first day of each full month after March 22, 2007 until all shares are vested.
(4)

These options vest as to  1/4 of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and  1/48 of the total number of shares subject to the option shall vest on the first day of each full month thereafter until all shares are vested. The vesting commencement date for Mr. Westberg is March 22, 2007 and for Mr. Kurland is May 1, 2007.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2007, the last day of our fiscal year, to each of our named executive officers.

	Option Awards(1)
Name	Date of Grant		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark W. Schwartz, Ph.D.	3/31/2004		3/17/2004	712,500	237,500	$0.10	3/30/2014
	4/6/2005		3/15/2005	261,250	213,750	$0.11	4/5/2015
	5/17/2007	(2)	3/22/2007	112,500	487,500	$0.32	5/16/2017

Fred Kurland	5/17/2007	(3)	5/1/2007	—	600,000	$0.32	5/16/2017

Frank H. Valone, M.D.	12/16/2003		11/3/2003	204,166	45,834	$0.10	12/5/2013
	12/17/2004		12/17/2004	120,000	80,000	$0.11	12/16/2014
	5/17/2007	(2)	3/22/2007	60,937	264,063	$0.32	5/17/2017

Hideki Garren, M.D., Ph.D.	8/13/2002		4/24/2002	100,000	—	$0.05	8/12/2012
	2/17/2004		12/17/2004	90,000	60,000	$0.11	2/16/2014
	5/17/2007	(2)	3/22/2007	46,875	203,125	$0.32	5/16/2017

Paul B. Westberg	12/6/2006		11/1/2006	52,000	188,000	$0.11	12/5/2016
	5/17/2007	(3)	3/22/2007	—	100,000	$0.32	5/16/2017

(1)

Unless otherwise noted, options vest as to  1/5 of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and  1/60 of the total number of shares subject to the option shall vest on the first day of each full month thereafter until all shares are vested.

(2)	These options vest as to 1/48 of the total number of shares subject to the option on the first day of each full month after the vesting commencement date until all shares are vested.
(3)

These options vest as to  1/4 of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and  1/48 of the total number of shares subject to the option shall vest on the first day of each full month thereafter until all shares are vested.

Option Exercises and Stock Vested in 2007 Table

The following table shows information regarding the vesting of stock awards granted to our named executive officers during the year ending December 31, 2007. No options were exercised by any of our named executive officers during the year ended December 31, 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Hideki Garren, M.D., Ph.D.	18,200	8,463

Employment and Offer Letter Agreements

We have entered into the following employment agreements with each of our named executive officers.

Dr. Mark W. Schwartz.    On April 8, 2004, we entered into an offer letter agreement with Dr. Schwartz setting forth the terms and conditions of his employment as our President and Chief Executive Officer. The offer letter agreement provides for a base salary of $275,000 per year, which was increased to $310,000 in 2005, $330,000 in 2006, $346,500 in 2007 and $362,076 in 2008. Dr. Schwartz’s offer letter also provides that he is eligible for a discretionary annual bonus of $50,000 per year. The offer letter agreement provided a relocation stipend of $100,000 and reasonable temporary living expenses pending Dr. Schwartz’s relocation. In connection with the offer letter agreement, Dr. Schwartz was granted an option to purchase 950,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date the option was granted as contemporaneously determined by our board of directors, and which is subject to vesting over five years from March 17, 2004.

Under the offer letter agreement, if Dr. Schwartz is terminated without cause or constructively terminated, each as defined in the offer letter agreement, in connection with or within twelve months after a change in control of our company, Dr. Schwartz is entitled to receive accelerated vesting with respect to 50% of the then unvested portion of the stock options granted in connection with his offer letter agreement, and continued health benefits for twelve months following such termination. The severance provisions of the offer letter agreement have been superseded by the change in control agreement we entered into with Dr. Schwartz in December 2007.

Mr. Fred Kurland.    On March 23, 2007, we entered into an offer letter agreement with Mr. Kurland setting forth the terms and conditions of his employment as our Chief Financial Officer. Mr. Kurland’s offer letter agreement provides a base salary of $267,000 per year, which was increased to $277,680 for 2008. In addition, in connection with the offer letter agreement, Mr. Kurland was granted an option to purchase 600,000 shares of our common stock at an exercise price equal to the fair market value of our company’s stock on the date the option was granted as contemporaneously determined by our board of directors, and which is subject to vesting over four years from May 1, 2007.

Under the offer letter agreement, following a change in control, if Mr. Kurland is terminated without cause or constructively terminated, each as defined in our change in control policy adopted by our board in March 2007, Mr. Kurland is entitled to receive continued payment of his base salary for twelve months, accelerated vesting with respect to 100% of all equity awards made to Mr. Kurland and up to twelve months of continued healthcare coverage. In order to receive any post-termination benefits, Mr. Kurland must execute and not revoke a general release of claims against our company. The severance provisions of the offer letter agreement have been superseded by the change in control agreement we entered into with Mr. Kurland in December 2007.

Dr. Hideki Garren.    On April 16, 2002, we entered into an employment agreement with Dr. Garren setting forth the terms and conditions of his employment as our Director of Molecular Biology. In 2005, he was promoted to our Vice President of Research. The employment agreement initially provided for a base salary of $160,000 per year, which was increased to $172,008 in 2003, $184,056 in 2004, $200,000 in 2005, $250,000 in 2006, $262,500 in 2007 and $273,000 in 2008. In connection with the employment agreement, Dr. Garren was granted an option to purchase 100,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date the option was granted as contemporaneously determined by our board of directors, and which was subject to vesting over five years from April 24, 2002. This option became fully vested as of April 24, 2007. If Dr. Garren is terminated without cause, as defined in the employment agreement, he is entitled to continued payment of his base salary for up to three months and up to three months of continued health benefits, subject to his signing a general release of claims against our company. The severance provisions of the employment agreement have been superseded by the change in control agreement we entered into with Dr. Garren in December 2007.

Dr. Frank H. Valone.    On October 13, 2003, we entered into an offer letter agreement with Dr. Valone setting forth the terms and conditions of his employment as our Vice President of Medical Affairs. In 2005, he was promoted to Senior Vice President of Medical Affairs. Dr. Valone’s offer letter agreement provides for a base salary of $270,000, which was increased to $300,000 in 2005, $330,000 in 2006, $346,500 in 2007 and $360,360 in 2008. In connection with the offer letter agreement, Dr. Valone was granted an option to purchase 250,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant as contemporaneously determined by our board of directors, and which is subject to vesting over five years from November 3, 2003.

Mr. Paul B. Westberg.    On October 30, 2006, we entered into an offer letter agreement with Mr. Westberg setting forth the terms and conditions of his employment as Vice President of Business Development. Mr. Westberg’s offer letter agreement provides for a base salary of $220,000, which was increased to $221,833, prorated to his hire date, by our compensation committee in March 2007 and to $230,706 in 2008. Mr. Westberg’s offer letter agreement also provides that he is eligible for a discretionary annual bonus of up to 20% of his base salary. In connection with the offer letter agreement, Mr. Westberg also was granted an option to purchase 240,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant as contemporaneously determined by our board of directors, and which is subject to vesting over five years from November 1, 2006.

Change in Control Agreements

Potential Payments Upon Change in Control and Upon Termination Following a Change in Control

We have entered into change in control severance agreements with each of our named executive officers. These change in control severance agreements supersede corresponding provisions of any prior agreement with the executive officer. Under the change in control severance agreements, in the event of a change in control, as defined in the agreements, any unvested equity award will become immediately vested with respect to that number of shares that otherwise would have vested over the twelve-month period following the change in control, assuming the continued service of the executive. In addition, any remaining unvested shares shall vest in equal monthly installments over the twelve-month period following the change in control, subject to the executive’s continued service to the company or its successor through each vesting date. The change in control severance agreements also subject each of our named executive officers to a confidentiality covenant and a covenant not to solicit any officer or employee to leave our employ during the two-year period following the executive officer’s termination of employment.

The change in control severance agreements provide that in the event a named executive officer is terminated without cause or resigns for good reason, each as defined in the agreements, within twelve months following the change in control of our company, the terminated executive officer is entitled, subject to our receipt of an effective release of claims, to the following payments and benefits:

	Chief Executive Officer, Chief Financial Officer and Vice President of Business Development	All other Named Executive Officers
Base salary, payable in a cash lump sum	12 months	6 months
Equity award vesting acceleration	100%	50%
Continued healthcare coverage(1)	12 months	6 months
Target bonus for year of termination, payable in a cash lump sum	Prorated share through date of termination	None

(1)	If an executive and his or her dependents become eligible for healthcare under a subsequent employer’s plans, continued healthcare payments cease.

The following table sets forth quantitative estimates of the benefits that would have accrued upon a change in control of our company, if such change in control had occurred on December 31, 2007. Amounts below reflect potential payments pursuant to the change in control agreements for such named executive officers.

Name of Executive Officer	Value of Accelerated Equity Awards(1)
Mark W. Schwartz, Ph.D.	84,460
Fred Kurland	74,739
Frank H. Valone, M.D.	42,997
Hideki Garren, M.D., Ph.D.	33,029
Paul B. Westberg	31,135

(1)

Amount calculated in accordance with SFAS 123R under the modified prospective transition method. The valuation assumptions used in determining amounts are described in Note 9 to our financial statements included in this prospectus.

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated by us without cause or for good reason by the named executive officers upon a change in control on December 31, 2007, assuming that such termination occurred within the period beginning on the first day of the calendar month immediately preceding the calendar month in which the effective date of a change in control occurs and ending on the last day of the twelfth calendar month following the calendar month in which the effective date of a change in control occurs. Amounts below reflect potential payments pursuant to the change in control agreements for such named executive officers.

Name of Executive Officer	Salary Continuation ($)	Bonus ($)	Value of Accelerated Equity Awards(1)	Value of COBRA Premiums ($)
Mark W. Schwartz, Ph.D.	348,150	50,000	258,903	59,859
Fred Kurland	267,000	—	249,800	43,370
Frank H. Valone, M.D.	173,250	—	67,828	29,679
Hideki Garren, M.D., Ph.D.	131,250	—	52,130	22,784
Paul B. Westberg	221,832	44,366	111,876	60,284

(1)	Amount calculated in accordance with SFAS 123R under the modified prospective transition method. See Note 9 to our financial statements included in this prospectus.

Proprietary Information and Inventions Agreement

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2008 Equity Award Plan

We have adopted a 2008 Equity Award Plan, or the 2008 Plan. The principal purpose of the 2008 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2008 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2008 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2008 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve.      Under the 2008 Plan,              shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, plus the number of shares remaining available for future awards under our 2002 Equity Incentive Plan, as amended, or the 2002 EIP, as of the completion of this offering, which will also be the effective date of the 2008 Plan. The number of shares initially reserved for issuance pursuant to awards under the 2008 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2002 EIP that are forfeited or lapse unexercised and which following the effective date are not issued under the 2002 EIP and (ii) an annual increase on the first day of each calendar year beginning in 2009 and ending in 2018, equal to the least of (A)              shares, (B)      percent (     %) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (C) such smaller number of shares of stock as determined by the board; provided, however, no more than              shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2008 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2008 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2008 Plan, such tendered or withheld shares will be available for future grants under the 2008 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2008 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2008 Plan.

Initially, there will be no limit on the number of shares that may be covered by stock-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted stock-based awards under the 2008 Plan covering more than 1,000,000 shares in any calendar year. The limited transition period will expire on the earliest of:

•	the first material modification of the 2008 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan;

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

•	such earlier date as may be required by Section 162(m) of the Code.

Administration.      The compensation committee of our board of directors will administer the 2008 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of the Nasdaq Stock Market. The 2008 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to employees at or above the level of vice president, and the equity awards policy we adopted in ,                      2008 calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by the full board.

Subject to the terms and conditions of the 2008 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2008 Plan. The administrator is also authorized to adopt, amend or revise rules relating to administration of the 2008 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2008 Plan. The full board of directors will administer the 2008 Plan with respect to awards to non-employee directors.

Eligibility.     Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2008 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

Awards.     The 2008 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified Stock Options, or NQSOs, provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of our common stock on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

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Incentive Stock Options are intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2008 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2008 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2008 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Performance Shares may be granted by the administrator in the form of our common stock and may be linked to any one or more performance criteria determined appropriate by the administrator, in each case on a specified date or dates or over any period or periods determined by the administrator.

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Performance Stock Units may be granted by the administrator in the form of unit equivalent of shares of our common stock and/or units of value, including dollar value of shares of our common stock, and may be linked to any one or more performance criteria determined appropriate by the administrator, in each case on a specified date or dates or over any period or periods determined by the administrator.

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Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

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Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

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Performance Bonuses may be granted by the administrator to any participant. Performance bonuses are cash bonuses payable upon the attainment of performance goals that are established by our compensation committee and relate to any one or more performance criteria determined appropriate by our compensation committee on a specified date or dates or over any period or periods determined by our compensation committee. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

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Performance-Based Awards may be granted by the administrator to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code. These awards are intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance- based award for any given performance period to the extent that pre-established performance goals set by our compensation committee for the period are satisfied. With regard to a particular performance period, our compensation committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by our company or any qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period. Stock options and SARs granted under the 2008 Plan will generally satisfy the exception for qualified performance-based compensation since they will be made by a qualifying compensation committee, the plan sets forth the maximum number of shares of our common stock which may be subject to awards granted to any one participant during any calendar year, and the per share exercise price of options and SARs must be at least equal to the fair market value of a share of our common stock on the date of grant.

Pre-established performance goals for awards intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code must be based on one or more of the following performance criteria: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Change in Control.     In the event of a change in control where the acquiror does not convert, assume or replace awards granted under the 2008 Plan, awards issued under the 2008 Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2008 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. At this time, it is anticipated that a participant’s awards under the 2008 Plan will become vested and exercisable (if applicable) in full in the event the participant’s employment or service with us or the acquiring entity is subsequently terminated without cause within 18 months following the change in control event. The administrator may also make appropriate adjustments to awards under the 2008 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2008 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board over a two-year period such that 50% or more of the members of the board were elected through one or more contested elections;

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a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards.    If there is a nonreciprocal transaction between our company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of our common stock (or other securities of our company) or the share price of our common stock (or other securities) and causes a change in the per share value of our common stock underlying outstanding awards, then the administrator shall make equitable adjustments to the number and type of securities subject to each outstanding award under the 2008 Plan, and the exercise price or grant price of such outstanding award (if applicable). The administrator can make other equitable adjustments it determines are appropriate to reflect such an event with respect to the aggregate number and kind of shares that may be issued under the 2008 Plan.

If there is any other combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our company assets to stockholders, or other change affecting the shares of our common stock or the share price of our common stock (other than an event described in the preceding paragraph), the administrator may, in its discretion:

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equitably adjust the aggregate number and type of shares of our common stock subject to the 2008 Plan, the terms and conditions of any outstanding awards (including any performance targets or criteria with respect thereto), and the grant or exercise price per share of outstanding awards;

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provide for the termination of any award in exchange for an amount of cash (if any) and/or other property equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights;

•	provide for the replacement of any award with other rights or property selected by the Committee in its sole discretion;

•	provide that any outstanding award cannot vest, be exercised, or become payable after such event;

•	provide that all awards shall be exercisable, payable or fully vested as to all shares of our common stock covered thereby;

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provide that any surviving corporation (or its parent or subsidiary) shall assume awards outstanding under the 2008 Plan or shall substitute similar awards for those outstanding under the 2008 Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or

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make adjustments: (i) in the number and type of shares of our common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock, or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options, and awards or future rights, options and awards.

Amendment and Termination.    Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2008 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2008 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding anything in the 2008 Plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date, and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

Expiration Date.    The 2008 Plan will expire on, and no option or other award may be granted pursuant to the 2008 Plan after ten years after the effective date of the 2008 Plan. Any award that is outstanding on the expiration date of the 2008 Plan will remain in force according to the terms of the 2008 Plan and the applicable award agreement.

Securities Laws and Federal Income Taxes.    The 2008 Plan is designed to comply with various securities and federal tax laws as follows:

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Securities Laws.    The 2008 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2008 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

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Section 409A of the Code.     Certain awards under the 2008 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2008 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

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Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2008 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2008 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2008 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan; or

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2008 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2008 Plan in such a manner that, after the transition date the compensation attributable to stock options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2008 Plan.

2002 Equity Incentive Plan, as amended

Our board of directors adopted, and our stockholders approved, the 2002 Equity Incentive Plan, or 2002 EIP, in April 2002. An aggregate of 8,500,000 shares of our common stock is reserved for issuance under the 2002 EIP. The 2002 EIP provides for the grant of ISOs, NQSOs and stock purchase rights. As of December 31, 2007, options to purchase 7,378,975 shares of our common stock at a weighted average exercise price per share of $0.19 remained outstanding under the 2002 EIP. No stock purchase rights have been granted under the 2002 EIP. As of December 31, 2007, options to purchase 428,623 shares of our common stock remained available for future issuance pursuant to awards granted under the 2002 EIP.

Our board of directors, or another committee delegated by the board of directors, has the authority to administer the 2002 EIP and the awards granted under it. Following the completion of this offering, no further awards will be granted under the 2002 EIP; all outstanding awards will continue to be governed by their existing terms.

Stock Options.    The 2002 EIP provides for the grant of ISOs under the federal tax laws or NQSOs. ISOs may be granted only to employees. NQSOs and stock purchase rights may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NQSOs granted to employees, directors or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of nonstatutory stock options granted to all other employees, directors or consultants may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2002 EIP generally vest in a series of installments over an optionee’s period of service, with a minimum vesting rate of at least 20% per year over five years from the date of grant.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. In the absence of a specified time in such option agreement, the option shall remain exercisable for three months following the optionee’s termination of service with us. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2002 EIP. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2002 EIP. If an optionee’s service relationship with us terminates by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than six months following the termination of service. In the absence of a specified time in such option agreement, the option shall remain exercisable for twelve months following the optionee’s termination of service with us.

Stock Purchase Rights.    The 2002 EIP provides that we may issue stock purchase rights alone, in addition to or in tandem with options granted under the 2002 EIP and/or cash awards made outside the 2002 EIP. Any stock purchase rights will be governed by a restricted stock purchase agreement. We will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s status as an employee, director or consultant for any reason. Once the stock purchase right is exercised, the purchaser shall have rights equivalent to those of our other stockholders.

Corporate Transactions.    In the event of certain significant corporate transactions, our board of directors has the discretion to take one or more of the following actions: (a) provide for the purchase of any option, stock purchase right or restricted stock for an amount of cash equal to the amount that could have been obtained upon the exercise of such option or stock purchase right; (b) provide that any option or stock purchase right be made exercisable; (c) provide for the assumption of any option, stock purchase right or share of restricted stock; (d) provide adjustments in the number and type of shares of common stock subject to outstanding options and stock purchase rights; and (e) provide for the termination of any option or stock purchase right.

Change in Control.    In the event we undergo a change in control, and any surviving corporation does not assume options, stock purchase rights or restricted stock under the 2002 EIP, the vesting of options, stock purchase rights or restricted stock held by participants in the 2002 EIP whose status as an employee, director or consultant has not terminated prior to such event, shall be accelerated and made fully exercisable at least ten days prior to the closing of the event of change in control and any options or stock purchase rights outstanding under the 2002 EIP shall terminate if not exercised prior to the closing of the event of change in control.

401(k) Plan

In October 2002, we implemented a 401(k) Plan covering certain employees. Currently, all of our employees are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2007 is $15,500 plus, for participants age 50 and over, $5,000 in catch-up contributions. We may make matching or other contributions to the 401(k) Plan on behalf of eligible employees equal to a discretionary percentage, to be determined by us, of the eligible employee’s elective deferrals. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since our inception, to which we were or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

On                     , 2008, our board of directors approved a 1-for      reverse stock split, to be effected immediately prior to the effectiveness of our initial public offering registration statement. The information below pertaining to our common stock, Series A preferred stock and Series B preferred stock reflects the 1-for reverse stock split.

Preferred Stock Issuances

Issuance of Series B Convertible Preferred Stock

From October 2004 to December 2007, we issued an aggregate of 68,162,608 shares of our Series B convertible preferred stock at a price per share of approximately $1.068 for an aggregate purchase price of approximately $72.8 million which includes our issuance on December 19, 2007 of an aggregate of 20,144,235 shares of our Series B convertible preferred stock at a price per share of approximately $1.068 for an aggregate purchase price of approximately $21.5 million. The table below sets forth the number of Series B convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series B Convertible Preferred Stock(1)	Aggregate Purchase Price
A.M. Pappas Life Sciences Ventures II, L.P.(2)	3,937,953	$4,205,734
Entities affiliated with CMEA Ventures (3)	5,984,839	$6,391,808
De Novo Ventures II, L.P.(2)	9,451,093	$10,093,767
Eli Lilly and Company	7,875,909	$8,411,471
Entities affiliated with Latterell Venture Partners (2)(4)	3,790,758	$4,048,530
Entities affiliated with Montreux Equity Partners (5)	4,725,545	$5,046,882
Morgenthaler Partners VII, L.P.	6,772,430	$7,232,955
Entities affiliated with U.S. Venture Partners (2)(6)	13,361,213	$14,269,775

(1)	Upon completion of this offering, each share of outstanding Series B preferred stock will be converted into one share of our common stock.
(2)

Rosina Maar Pavia is one of our directors and a venture partner of A.M. Pappas Life Sciences Ventures II, L.P.; Frederick J. Dotzler is one of our directors and a managing director of De Novo Management II, LLC, the general partner of De Novo Ventures II, L.P.; James N. Woody is one of our directors and a managing director of Latterell Venture Partners II, L.P.; and Philip M. Young is one of our directors and a managing member of Presidio Management Company, L.L.C., which is the general partner of U.S. Venture Partners VIII, L.P.

(3)	Includes 5,646,009 shares held by CMEA Ventures Life Sciences 2000, L.P. and 338,830 shares held by CMEA Ventures Life Sciences 2000, Civil Law Partnership.
(4)	Includes 3,032,606 shares held by Latterell Venture Partners II, L.P. and 758,152 shares held by Latterell Venture Partners, L.P.
(5)	Includes 2,362,772 shares held by Montreux Equity Partners II SBIC, L.P. and 2,362,773 shares held by Montreux Equity Partners III SBIC, L.P.
(6)

Includes 13,076,625 shares held by U.S. Venture Partners VIII, L.P., 122,507 shares held by USVP Entrepreneur Partners VIII-A, L.P., 65,727 shares held by USVP Entrepreneur Partners VIII-B, L.P., and 96,354 shares held by USVP VIII Affiliates Fund, L.P.

Issuance of Series A Convertible Preferred Stock

From April 2002 to July 2002, we issued an aggregate of 14,550,000 shares of our Series A convertible preferred stock at a price per share of approximately $1.00 for an aggregate purchase price of approximately $14.6 million. The table below sets forth the number of Series A convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series A Convertible Preferred Stock(1)	Aggregate Purchase Price ($)
Entities affiliated with CMEA Ventures (2)	3,000,000	3,000,000
Entities affiliated with Latterell Venture Partners (3)(4)	2,500,000	2,500,000
Morgenthaler Partners VII, L.P.	3,000,000	3,000,000
Entities affiliated with U.S. Venture Partners (3)(5)	5,000,000	5,000,000

(1)	Upon completion of this offering, each share of outstanding Series A preferred stock will be convertible into one share of our common stock.
(2)	Includes 2,814,057 shares held by CMEA Ventures Life Sciences 2000, L.P. and 185,943 shares held by CMEA Ventures Life Sciences 2000, Civil Law Partnership.
(3)

James N. Woody is one of our directors and a managing director of Latterell Venture Partners II, L.P.; and Philip M. Young is one of our directors and a managing member of Presidio Management Group VIII, L.L.C., which is the general partner of U.S. Venture Partners VIII, L.P.

(4)	Includes 2,000,000 shares held by Latterell Venture Partners II, L.P. and 500,000 shares held by Latterell Venture Partners, L.P.
(5)

Includes 4,893,503 shares held by U.S. Venture Partners VIII, L.P., 45,844 shares held by USVP Entrepreneur Partners VIII-A, L.P., 24,596 shares held by USVP Entrepreneur Partners VIII-B, L.P., and 36,057 shares held by USVP VIII Affiliates Fund, L.P.

Common Stock Issuances

In December 2000, February 2002 and April 2002, we issued an aggregate of 2,400,000 shares of our common stock to the founders of our company at a price per share of approximately $0.001. This number of shares reflects an approximately 1-for-4.227 reverse stock split approved by our board of directors in April 2002.

Investor Rights Agreement

We are party to an investor rights agreement which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Other Transactions

We have entered into change in control agreements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. For a description of these agreements, see “Management — Change of Control Agreements.”

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management — Grants of Plan-Based Awards in 2007 Table.”

We will enter into indemnification agreements with each of our current directors and officers before the completion of this offering. For a description of these agreements, see “Management — Limitation on Liability and Indemnification Matters.”

We have entered into a consulting agreement dated April 16, 2002 with Lawrence Steinman for certain services as a founding member and director of our scientific advisory board, and as a consultant on scientific and medical matters. Under the terms of the consulting agreement, we currently pay Dr. Steinman $225,000 per year for all services rendered under the consulting agreement.

Policies and Procedures for Related-Party Transactions

Our board of directors intends to adopt a written related-person transaction policy to set forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at December 31, 2007 as adjusted to reflect the sale of the shares of common stock in this offering for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Bayhill Therapeutics, Inc., 3400 W. Bayshore Road, Palo Alto, CA 94303. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 85,894,010 shares of common stock outstanding on December 31, 2007 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding into 82,712,608 shares of common stock). We have based our calculation of the percentage of beneficial ownership after the offering on             shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option).

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Prior to the Offering	After the Offering	Prior to the Offering	After the Offering
5% Stockholders:
Entities affiliated with U.S. Venture Partners(1)	18,361,213		21.38%
Morgenthaler Partners VII, L.P.	9,772,430		11.38%
De Novo Ventures II, L.P.	9,451,093		11.00%
Entities affiliated with CMEA Ventures(2)	8,984,839		10.46%
Eli Lilly and Company	7,875,909		9.17%
Entities affiliated with Latterell Venture Partners(3)	6,290,758		7.32%
Entities affiliated with Montreux Equity Partners(4)	4,725,545		5.50%
Named Executive Officers and Directors:
Mark W. Schwartz, Ph.D.(5)	1,158,749		1.35%
Fred Kurland	—		—
Frank H. Valone, M.D.(6)	413,645		*
Hideki Garren, M.D., Ph.D.(7)	595,311		*
Paul B. Westberg(8)	60,000		*
Lawrence Steinman, M.D.(9)	1,367,633		1.59%
Frederick J. Dotzler(10)	9,451,093		11.00%
Rosina Maar Pavia, M.D.(11)	3,937,953		4.58%
David E. Thompson(12)	111,250		*
James N. Woody, M.D., Ph.D.(13)	6,422,758		7.48%
Philip M. Young(14)	18,361,213		21.38%
All executive officers and directors as a group (13 persons)	38,129,567		44.39%

*	Less than 1.00%
(1)

Includes 17,970,128 shares held prior to this offering by U.S. Venture Partners VIII, L.P., 168,351 shares held prior to this offering by USVP Entrepreneur Partners VIII-A, L.P., 90,323 shares held prior to this offering by USVP Entrepreneur Partners VIII-B, L.P., and 132,411 shares held prior to this offering by USVP VIII Affiliates Fund, L.P.

(2)

Includes 5,646,009 shares held prior to this offering by CMEA Ventures Life Sciences 2000, L.P. and 3,338,830 shares held prior to this offering by CMEA Ventures Life Sciences 2000, Civil Law Partnership.

(3)	Includes 5,032,606 shares held prior to this offering by Latterell Venture Partners II, L.P. and 1,258,152 shares held prior to this offering by Latterell Venture Partners, L.P.
(4)	Includes 2,362,772 shares held prior to this offering by Montreux Equity Partners II SBIC, L.P. and 2,362,773 shares held prior to this offering by Montreux Equity Partners III SBIC, L.P.
(5)	Includes 1,158,749 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(6)	Includes 413,645 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(7)	Includes 252,291 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(8)	Includes 60,000 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(9)	Includes 180,208 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(10)

Includes 9,451,093 shares held prior to this offering by De Novo Ventures II, L.P. Frederick J. Dotzler is a managing director of De Novo Management II, LLC, the general partner of De Novo Ventures II, L.P. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11)

Includes 3,937,953 shares held prior to this offering by A.M. Pappas Life Science Ventures II, L.P. Rosina Maar Pavia is a venture partner of A.M. Pappas Life Science Ventures, L.P. and disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(12)	Includes 111,250 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.
(13)

Includes 6,290,758 shares held prior to this offering by Latterell Venture Partners II, L.P. and Latterell Venture Partners, L.P. James N. Woody is a managing director of each of Latterell Venture Partners II, L.P. and Latterell Venture Partners, L.P., and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 132,000 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2007.

(14)

Includes 18,361,213 shares held prior to this offering by U.S. Venture Partners VIII, L.P., USVP Entrepreneur Partners VIII-A, L.P., USVP Entrepreneur Partners VIII-B, L.P. and USVP VIII Affiliates Fund, L.P. Philip M. Young is a managing member of Presidio Management Group VIII, L.L.C., which is the general partner of each of U.S. Venture Partners VIII, L.P., USVP Entrepreneur Partners VIII-A, L.P., USVP Entrepreneur Partners VIII-B, L.P. and USVP VIII Affiliates Fund, L.P., and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information assumes a 1-for                  reverse stock split to be effective immediately prior to the effectiveness of our initial public offering registration statement, the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering pursuant to the terms of our certificate of incorporation.

As of December 31, 2007, assuming conversion of all outstanding preferred stock into common stock upon the closing of the offering, there were outstanding:

•	85,894,010 shares of our common stock held by approximately 53 stockholders;

•	7,378,975 shares issuable upon exercise of outstanding stock options;

•	345,000 shares of Series A convertible preferred stock issuable upon the exercise of warrants outstanding at an exercise price of $1.00 per share; and

•	384,614 shares of Series B convertible preferred stock issuable upon the exercise of warrants outstanding at an exercise price of $1.30 per share.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights.    Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.    Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of December 31, 2007, there were outstanding warrants to purchase 345,000 shares of our Series A convertible preferred stock at an exercise price of $1.00 per share, and an outstanding warrant to purchase 384,614 shares of our Series B convertible preferred stock at an exercise price of $1.30 per share. These warrants may be exercised at any time prior to their respective termination dates which range from the seventh to the tenth anniversaries of their respective issue dates.

Registration Rights

We are party to an investor rights agreement that provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. Pursuant to the registration rights agreement, the holders of at least 20% of the common stock issuable upon conversion of our preferred stock have the right upon the earlier of 180 days after the completion of this offering and October 4, 2008 to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register the resale of their shares of common stock with an anticipated aggregate offering price of at least $7.5 million. We may, in certain circumstances, defer such registrations and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registration rights have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering.    Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The Nasdaq Global Market Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “BHTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                         .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of                     , 2008, upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining             shares of common stock outstanding immediately after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144, Rule 144(k) or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as currently in effect, beginning 90 days after the effective date of this prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or an affiliate of us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then-outstanding shares of common stock, which is expected to equal approximately 253,993 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates that are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

On November 15, 2007, the Securities and Exchange Commission approved certain changes to Rule 144 including changes allowing non-affiliates of reporting companies to freely resell restricted securities (i) after satisfying a six-month holding period, subject to public information requirements, and (ii) after satisfying a 12-month holding period. As of the date of this prospectus, these rule changes are not yet effective. After giving effect to these rule changes, approximately             shares would be available for sale upon expiration of the 180-day lock-up period described under the caption “Underwriting.”

Rule 144(k)

Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.              shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus, subject to the lock-up agreements, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other security holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not directly or indirectly offer for sale, sell, contract to sell, transfer the economic risk of ownership in, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16A-1(h) of the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or any security or instrument related to such common stock, options or warrants, whether now owned or hereafter acquired, or publicly announce the holder’s intention to do any of the foregoing, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Pacific Growth Equities, LLC and Lazard Capital Markets LLC on behalf of the underwriters.

Registration Rights

We are party to an investor rights agreement which provides that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2002 Equity Incentive Plan and 2008 Equity Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management — Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on an net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Pacific Growth Equities, LLC and Lazard Capital Markets LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Pacific Growth Equities, LLC
Lazard Capital Markets LLC
Merriman Curhan Ford & Co.
Punk, Ziegel & Company, L.P.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discount, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $         million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on The Nasdaq Global Market under the trading symbol “BHTX.”

We and all of our directors and officers, and the other holders of shares of common stock, have agreed that, without the prior written consent of Pacific Growth Equities, LLC and Lazard Capital Markets LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

The restrictions described in the immediately preceding two paragraphs do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•

the issuance by us of shares of, or options to purchase shares of, our common stock to employees, officers, directors, advisors or consultants pursuant to employee benefit plans described above in “Management — Employee Benefit and Stock Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;

•	the issuance by us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with a merger or acquisition transaction;

•

the filing by us of any registration statement on Form S-8 for the registration of shares of common stock issued pursuant to employee benefit plans described above in “Management — Employee Benefit and Stock Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act by any person other than us relating to the sale of shares of common stock, if then permitted by us, provided that no transfers occur under such plan during the 180-day restricted period, as the same may be extended as provided above;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock by gift, will or intestacy;

•

transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to an immediate family member or a trust for the benefit of an immediate family member;

•

transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock if the person is a corporation, partnership or other business entity (a) to another corporation, partnership or business entity that is a direct or indirect affiliate or (b) as part of a distribution without consideration to its equity holders on a pro rata basis;

•

transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock if the person is a trust, to a trustor or beneficiary of the trust; and

•

in connection with the “cashless” exercise of options to purchase shares of common stock for purposes of exercising such options pursuant to employee benefit plans described above in “Management — Employee Benefit and Stock Plans” or an employee benefit plan assumed by us in a merger or acquisition transaction;

provided that, in the case of the transactions described above, each donee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding two paragraphs, subject to the applicable exceptions described above in this paragraph and no filing by any party (donor, donee, transferor, transferee or recipient) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in the immediately preceding two paragraphs. In addition, the restrictions described in the immediately preceding two paragraphs will not prohibit us from repurchasing from any director, officer or other stockholder, or the right of any director, officer or other stockholder to sell to us, shares of common stock issued under our 2002 Equity Incentive Plan or our 2008 Equity Incentive Plan.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Market Making

In connection with this offering, some underwriters who are qualified market makers on The Nasdaq Global Market may engage in passive market making transactions in our common stock on The Nasdaq Global Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of our common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Internet Offering

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Notice to Residents of European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in Germany (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

Our common stock is being issued and sold outside the Republic of France and, in connection with its initial distribution, each underwriter has represented that it has not offered or sold and will not offer or sell, directly or indirectly, any of our common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to our common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.

Notice to Residents of the Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of its initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Residents of Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the CONSOB) pursuant to Italian securities legislation and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the Regulation No. 11522), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the Financial Service Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the Italian Banking Law), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing our common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading “—Notice to Residents of European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Notice to Residents of Switzerland

Our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange.

Our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common stock may be publicly issued in connection with any such offer or distribution. Our common stock has not been and will not be approved by any Swiss regulatory authority. In particular, our common stock is not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain attorneys and investment funds affiliated with Latham & Watkins LLP collectively own less than 1% of the shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego.

EXPERTS

The financial statements of Bayhill Therapeutics, Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs related to (i) the January 1, 2006 adoption of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and (ii) the development stage of Bayhill Therapeutics, Inc. as of December 31, 2006) and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

On October 24, 2007, with the approval of our board of directors, we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm and on November 21, 2007 we engaged Deloitte & Touche LLP as our independent registered public accounting firm. As of October 24, 2007 PricewaterhouseCoopers LLP had not completed its procedures on our annual financial statements as of and for the fiscal year ended December 31, 2006.

During the period from our inception through October 24, 2007, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in its reports on our financial statements for such fiscal years.

During the period from our inception through October 24, 2007, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PricewaterhouseCoopers LLP was provided with a copy of the above statements and we requested that it furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with these statements. A copy of PricewaterhouseCoopers LLP’s letter will be included as an exhibit to this registration statement.

During the period from January 1, 2005 through October 24, 2007, neither we nor anyone on our behalf consulted Deloitte & Touche LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Deloitte & Touche LLP has reported on our financial statements for the fiscal years ended December 31, 2004, 2005 and 2006 included in this registration statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.bayhilltherapeutics.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

BAYHILL THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bayhill Therapeutics, Inc:

We have audited the accompanying balance sheets of Bayhill Therapeutics, Inc. (a development stage company) (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, on January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share – Based Payment.

The Company is in the development stage at December 31, 2006. As discussed in Note 1 to the financial statements, successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events including obtaining additional financing, completing its product development, obtaining required regulatory approvals, achieving market acceptance, and generating revenue to support the Company’s cost structure.

San Jose, California

January 8, 2008

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31,		September 30, 2007	Pro Forma September 30, 2007
	2006	2005
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,135,878	$7,193,337	$12,248,086
Short-term investments	13,359,748	14,837,595	5,443,975
Restricted cash	206,525	125,525	206,525
Prepaid expenses and other current assets	489,334	747,752	248,389

Total current assets	20,191,485	22,904,209	18,146,975
Property and equipment — net	533,193	528,612	433,935
Other assets	—	—	383,110

Total	$20,724,678	$23,432,821	$18,964,020

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$897,824	$575,523	$1,769,349
Accrued liabilities	2,716,384	1,078,758	3,006,280
Note payable — current	—	—	1,129,405

Total current liabilities	3,614,208	1,654,281	5,905,034
Other liabilities	71,186	122,238	23,010
Note payable — non-current	—	—	8,870,595

Total liabilities	3,685,394	1,776,519	14,798,639

Commitments (Note 11)
Stockholders’ equity:
Convertible preferred stock, par value $0.001:
Series A convertible preferred stock — authorized, 14,912,500 shares; issued and outstanding, 14,550,000 shares (liquidation value: $14,550,000 at September 30, 2007 — unaudited); 0 shares outstanding pro forma at September 30, 2007 (unaudited)	14,550	14,550	14,550	—
Series B convertible preferred stock — authorized, 49,472,000 shares; issued and outstanding, 48,018,373, 33,132,957 and 48,018,373 shares at December 31, 2006 and 2005, and September 30, 2007 (unaudited), respectively (liquidation value: $51,283,623 at September 30, 2007 — unaudited); 0 shares outstanding pro forma at September 30, 2007 (unaudited)	48,018	33,133	48,018	—
Common stock, par value $0.001 — authorized, 76,384,500 shares; issued and outstanding, 3,084,886, 3,033,512, and 3,181,402 shares at December 31, 2006 and 2005, and September 30, 2007 (unaudited), respectively; 65,749,775 shares outstanding pro forma at September 30, 2007 (unaudited)	3,085	3,034	3,182	65,750
Deferred stock-based compensation	(75,774)	(100,296)	(59,155)	(59,155)
Additional paid-in capital	65,801,935	49,942,741	66,352,226	66,352,226
Accumulated other comprehensive income (loss)	4,618	(35,162)	20,824	20,824
Deficit accumulated during the development stage	(48,757,148)	(28,201,698)	(62,214,264)	(62,214,264)

Total stockholders’ equity	17,039,284	21,656,302	4,165,381	$4,165,381

Total	$20,724,678	$23,432,821	$18,964,020

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	December 31,			Nine Months Ended September 30,		Cumulative Period From December 6, 2000 (Date of Inception) to September 30, 2007
	2006	2005	2004	2007	2006
				(unaudited)		(unaudited)
Operating Expenses:

Research and development	$20,036,565	$11,212,187	$5,877,912	$11,880,182	$15,324,102	$55,786,585

General and administrative	1,760,979	1,833,705	1,638,312	1,871,770	1,211,775	8,824,505

Total operating expenses	21,797,544	13,045,892	7,516,224	13,751,952	16,535,877	64,611,090

Loss from operations	(21,797,544)	(13,045,892)	(7,516,224)	(13,751,952)	(16,535,877)	(64,611,090)

Interest income	1,242,094	805,516	143,930	606,425	973,918	3,064,297

Interest expense	—	(26,595)	(294,785)	(311,589)	—	(667,471)

Net loss	$(20,555,450)	$(12,266,971)	$(7,667,079)	$(13,457,116)	$(15,561,959)	$(62,214,264)

Net loss per share:

Basic and diluted	$(7.48)	$(5.48)	$(5.17)	$(4.33)	$(5.78)

Weighted average number of shares used in per share calculations:

Basic and diluted	2,746,797	2,238,571	1,483,626	3,105,892	2,692,608

Pro forma net loss per share (unaudited)

Basic and diluted

Pro forma weighted average number of shares used in per share calculations:

Basic and diluted

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Deferred Stock-based Compensation	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity and Comprehensive Loss	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount
Net loss — year ended December 31, 2001	—	$—	—	$—	—	$—	$—	$—	$—	$(42,841)	$(42,841)	$(42,841)

Balances — December 31, 2001	—	—	—	—	—	—	—	—	—	(42,841)	(42,841)
Issuance of common stock at $0.0043 per share for cash	—	—	—	—	2,450,000	2,450	—	7,906	—	—	10,356
Issuance of common stock at $0.0043 per share in exchange for license	—	—	—	—	50,000	50	—	160	—	—	210
Issuance of Series A convertible preferred stock for cash at $1.00 per share in April and July 2002, net of issuance costs of $111,509 and conversion of notes payable in April 2002	14,550,000	14,550	—	—	—	—	—	14,423,941	—	—	14,438,491
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	22,589	—	22,589	$22,589
Net loss	—	—	—	—	—	—	—	—	—	(2,131,736)	(2,131,736)	(2,131,736)

Balances — December 31, 2002	14,550,000	14,550	—	—	2,500,000	2,500	—	14,432,007	22,589	(2,174,577)	12,297,069	$(2,109,147)

Exercise of common stock options	—	—	—	—	15,958	16	—	781	—	—	797
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	(22,938)	—	(22,938)	$(22,938)
Net loss	—	—	—	—	—	—	—	—	—	(6,093,071)	(6,093,071)	(6,093,071)

Balances — December 31, 2003	14,550,000	14,550	—	—	2,515,958	2,516	—	14,432,788	(349)	(8,267,648)	6,181,857	$(6,116,009)

Issuance of Series B convertible preferred stock for cash at $1.068 per share in October 2004, net of issuance costs of $185,620	—	—	25,795,880	25,796	—	—	—	27,338,585	—	—	27,364,381
Exercise of common stock options	—	—	—	—	60,000	60	—	2,940	—	—	3,000
Issuance of warrants in conjunction with loan agreement	—	—	—	—	—	—	—	211,322	—	—	211,322
Deferred stock-based compensation	—	—	—	—	—	—	(56,688)	56,688	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	5,577	—	—	—	5,577
Stock-based compensation expense related to consultant stock option grants	—	—	—	—	—	—	—	7,018	—	—	7,018
Change in unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(37,358)	—	(37,358)	$(37,358)
Net loss	—	—	—	—	—	—	—	—	—	(7,667,079)	(7,667,079)	(7,667,079)

Balances — December 31, 2004	14,550,000	$14,550	25,795,880	$25,796	2,575,958	$2,576	$(51,111)	$42,049,341	$(37,707)	$(15,934,727)	$26,068,718	$(7,704,437)

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) — (Continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Deferred Stock-based Compensation	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity and Comprehensive Loss	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances — December 31, 2004	14,550,000	$14,550	25,795,880	$25,796	2,575,958	$2,576	$(51,111)	$42,049,341	$(37,707)	$(15,934,727)	$26,068,718
Issuance of Series B convertible preferred stock for cash at $1.068 per share in January, February, and April 2005, net of issuance costs of $55,582	—	—	7,337,077	7,337	—	—	—	7,773,080	—	—	7,780,417
Exercise of common stock options	—	—	—	—	457,554	458	—	25,054	—	—	25,512
Deferred stock-based compensation	—	—	—	—	—	—	(72,192)	72,192	—	—	0
Amortization of stock-based compensation	—	—	—	—	—	—	23,007	—	—	—	23,007
Stock-based compensation expense related to consultant stock option grants	—	—	—	—	—	—	—	23,074	—	—	0 23,074
Change in unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	2,545	—	2,545	$2,545
Net loss	—	—	—	—	—	—	—	—	—	(12,266,971)	(12,266,971)	(12,266,971)

Balances — December 31, 2005	14,550,000	14,550	33,132,957	33,133	3,033,512	3,034	(100,296)	49,942,741	(35,162)	(28,201,698)	21,656,302	$(12,264,426)

Issuance of Series B convertible preferred stock for cash at $1.068 per share in February 2006, net of issuance costs of $97,178	—	—	14,885,416	14,885	—	—	—	15,785,561	—	—	15,800,446
Exercise of common stock options	—	—	—	—	51,374	51	—	4,255	—	—	4,306
Stock-based compensation expense related to employee stock option grants under APB 25	—	—	—	—	—	—	24,522	—	—	—	24,522
Stock-based compensation expense related to employee stock option grants under SFAS 123R	—	—	—	—	—	—	—	35,505	—	—	35,505
Stock-based compensation expense related to consultant stock option grants	—	—	—	—	—	—	—	33,873	—	—	33,873
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	39,780		39,780	$39,780
Net loss	—	—	—	—	—	—	—	—	—	(20,555,450)	(20,555,450)	(20,555,450)

Balances — December 31, 2006	14,550,000	$14,550	48,018,373	$48,018	3,084,886	$3,085	$(75,774)	$65,801,935	$4,618	$(48,757,148)	$17,039,284	$(20,515,670)

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) — (Continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Deferred Stock-based Compensation	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity and Comprehensive Loss	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances — December 31, 2006	14,550,000	$14,550	48,018,373	$48,018	3,084,886	$3,085	$(75,774)	$65,801,935	$4,618	$(48,757,148)	$17,039,284
Exercise of common stock options	—	—	—	—	96,516	97	—	6,668	—	—	6,765
Stock-based compensation expense related to employee stock option grants under APB 25 — (unaudited)	—	—	—	—	—	—	16,619	—	—	—	16,619
Stock-based compensation expense related to employee stock option grants under SFAS 123R — (unaudited)	—	—	—	—	—	—	—	189,426	—	—	189,426
Stock-based compensation expense related to consultant stock option grants —(unaudited)	—	—	—	—	—	—	—	36,259	—	—	36,259
Issuance of warrants in conjunction with loan agreement — (unaudited)	—	—	—	—	—	—	—	317,938	—	—	317,938
Change in unrealized gain (loss) on short-term investments — (unaudited)	—	—	—	—	—	—	—	—	16,206	—	16,206	$16,206
Net loss — (unaudited)	—	—	—	—	—	—	—	—	—	(13,457,116)	(13,457,116)	(13,457,116)

Balances — September 30, 2007 — (unaudited)	14,550,000	$14,550	48,018,373	$48,018	3,181,402	$3,182	$(59,155)	$66,352,226	$20,824	$(62,214,264)	$4,165,381	$(13,440,910)

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	December 31,			Nine Months Ended September 30,		Cumulative Period From December 6, 2000 (Date of Inception) to September 30, 2007
	2006	2005	2004	2007	2006
				(unaudited)		(unaudited)

Cash flows from operating activities:

Net loss	$(20,555,450)	$(12,266,971)	$(7,667,079)	$(13,457,116)	$(15,561,959)	$(62,214,264)

Adjustments to reconcile net loss to net cash used in operating activities:

Issuance of common stock in exchange for license	—	—	—	—	—	210

Depreciation	240,434	198,679	144,872	201,700	176,116	930,704

Amortization of premium (discount) on securities — net	(206,105)	372,273	75,333	(252,674)	(92,387)	(11,172)

Non-cash interest expense	—	—	211,322	26,495	—	237,817

Stock-based compensation expense	93,900	46,081	12,595	242,304	46,564	394,882

Loss on disposal of equipment	1,171	—	—	—	1,171	1,171

Changes in operating assets and liabilities:

Prepaid expenses and other current assets	258,418	(351,934)	(177,288)	240,945	122,291	(248,390)

Other assets	—	15,500	—	(91,667)	—	(91,667)

Accounts payable	322,301	172,171	244,849	871,525	1,425,749	1,769,349

Accrued liabilities and other	1,586,574	1,038,469	94,916	241,720	735,592	3,029,290

Net cash used in operating activities	(18,258,757)	(10,775,732)	(7,060,480)	(11,976,768)	(13,146,863)	(56,202,070)

Cash flows from investing activities:

Acquisition of property and equipment	(246,185)	(343,702)	(52,057)	(102,442)	(145,837)	(1,365,810)

Restricted cash	(81,000)	(105,525)	—	—	(65,000)	(206,525)

Purchase of investments	(34,147,269)	(19,987,183)	(20,813,423)	(10,802,347)	(25,572,291)	(100,333,892)

Proceeds from maturity of investments	35,871,000	25,416,430	2,571,570	18,987,000	29,121,000	94,921,914

Net cash provided by (used in) investing activities	$1,396,546	$4,980,020	$(18,293,910)	$8,082,211	$3,337,872	$(6,984,313)

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS — (Continued)

	December 31,			Nine Months Ended September 30,		Cumulative Period From December 6, 2000 (Date of Inception) to September 30, 2007
	2006	2005	2004	2007	2006
				(unaudited)		(unaudited)
Cash flows from financing activities:

Proceeds from issuance of common stock	$4,306	$25,512	$3,000	$6,765	$2,149	$50,743

Proceeds from issuance of convertible preferred stock — net	15,800,446	7,780,417	27,364,381	—	15,800,437	65,333,726

Payments on equipment line	—	(305,656)	(151,105)	—	—	(576,896)

Proceeds from equipment line	—	—	—	—	—	576,896

Proceeds from issuance of debt	—	—	—	10,000,000	—	10,050,000

Net cash provided by financing activities	15,804,752	7,500,273	27,216,276	10,006,765	15,802,586	75,434,469

Net change in cash and cash equivalents	(1,057,459)	1,704,561	1,861,886	6,112,208	5,993,595	12,248,086

Cash and cash equivalents — beginning of period	7,193,337	5,488,776	3,626,890	6,135,878	7,193,337

Cash and cash equivalents — end of period	$6,135,878	$7,193,337	$5,488,776	$12,248,086	$13,186,932	$12,248,086

Supplemental disclosure of cash flow information:

Cash paid for interest	$—	$26,595	$83,463	$376,761	$—	$521,321

Supplemental disclosure of non-cash information:

Issuance of convertible preferred stock warrants	$—	$—	$211,322	$317,938	$—	$529,260

The accompanying notes are an integral part of these financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

1. Organization

We are a development stage company and were incorporated in Delaware in December 2000 under the name “SunVax, Inc.” We subsequently changed our name to “Tolerion, Inc.” in April 2002 and to “Bayhill Therapeutics, Inc.” (the “Company”) in November 2002. The Company was incorporated to research and develop treatments for autoimmune diseases. The Company is in the development stage as of September 30, 2007, as defined by Financial Accounting Standards Board (“FASB”) Statement No. 7, Accounting and Reporting by Development Stage Enterprises, and since inception has been engaged in developing its therapeutic platform and product candidates, raising capital and recruiting personnel.

The Company is subject to risks common to biopharmaceutical companies in the development stage, including, but not limited to, obtaining positive clinical trial data and regulatory approval for its product candidates, dependence upon market acceptance of its products, intense competition, development of markets and distribution channels and dependence on key personnel. The Company has limited operating history and has yet to generate any revenues. To date, the Company has been funded predominantly by equity and debt financings. The Company’s ultimate success depends upon its ability to successfully develop and market its products.

The Company has incurred losses from operations since inception and had an accumulated deficit of $48.8 million as of December 31, 2006. In the year ended December 31, 2006, the Company incurred a loss from operations of $20.6 million and used approximately $18.3 million to fund operations. The Company expects to incur additional operating losses and negative cash flows in the future. Failure to generate sufficient revenues or raise additional capital would adversely affect the Company’s ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements — The accompanying balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and for the cumulative period from December 6, 2000 (date of inception) to September 30, 2007 and the statement of stockholders’ equity and comprehensive income (loss) for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations, cash flows and stockholders’ equity for the nine months ended September 30, 2006 and 2007, and for the cumulative period from December 6, 2000 (date of inception) to September 30, 2007. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal years or for any other interim period or for any other future year.

Unaudited Pro Forma Balance Sheet and Net Loss Per Share —The unaudited pro forma balance sheet data presented as of September 30, 2007 reflects the conversion of all outstanding shares of convertible preferred stock as of that date into 62,568,373 shares of common stock, which will occur immediately prior to closing of the proposed initial public offering, as if the conversion had occurred on September 30, 2007.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

The unaudited pro forma information reflects the automatic conversion of all the outstanding shares of Series A convertible preferred stock, par value of $0.001 per share, and Series B convertible preferred stock, par value of $0.001 per share as defined in the amended and restated certificate of incorporation approved by the Company’s board of directors and stockholders on October 4, 2004. The preferred stock is convertible to common stock on a one-to-one basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less from the date of acquisition.

Investments — The Company classifies its investments as available-for-sale because they are intended for use in current operations, in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity. Realized gains and losses are recorded as a component of interest income and are calculated on the specific identification method.

The Company places its short-term investments primarily in mutual funds and commercial paper which consists of debt securities issued by the U.S. Treasury and other governmental agencies, foreign corporation securities and corporate bonds and notes.

Long-Lived Assets — The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, significant negative industry or economic trends, and a significant decline in the Company’s stock price for a sustained period of time. The Company recognizes impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or a discounted cash flow analysis.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally three to five years. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Other Assets — Debt issuance costs incurred in connection with the Loan and Security Agreement (see Note 7) have been capitalized and are included in other assets on the balance sheet. These costs are

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

amortized on an effective interest basis until June 30, 2010, the maturity date, and such amortization expense is reflected in “Interest expense” on the statements of operations.

Research and Development — Research and development costs are charged to operations as incurred.

Patent Costs — Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of patents resulting in probable future economic benefits to the Company. Patent-related legal expenses included in research and development costs were $248,087, $460,553, $395,560, $259,423 and $198,285 for the years ended December 31, 2006, 2005, and 2004 and the nine months ended September 30, 2007 and 2006 (unaudited) respectively. Patent-related legal expenses included in research and development costs were $2,012,299 for the period from December 6, 2000 (inception) to September 30, 2007 (unaudited).

Concentration of Credit Risk and Other Risks and Uncertainties — The Company’s cash, cash equivalents and short-term investments are maintained with two financial institutions in the United States. Deposits in these institutions may exceed the amount of insurance provided on such deposits. Management believes that these financial institutions are financially sound and accordingly, minimal credit risk exists with respect to those investments.

The Company operates in one reportable segment in the United States. The Company is currently developing product candidates and has no products available for sale. To achieve profitable operations, the Company must successfully develop, manufacture and market its products. There can be no assurance that any such products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect upon the Company’s future financial results.

In connection with the clinical development of its product candidates the Company requires approvals from the Food and Drug Administration (“FDA”) the National Institutes of Health Recombinant DNA Advisory Committee, clinical sites’ institutional review boards, bio-safety and ethics committees and equivalent foreign regulatory organizations. There can be no assurance that the Company’s products will receive any of these required approvals. If the Company were denied such approvals or such approvals were substantially delayed, it would have a material adverse effect upon the Company’s future financial results and cash flows.

Fair Value of Financial Instruments — Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying value of the equipment line approximates fair value.

Income Taxes — The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Net Loss Per Common Share — Basic net loss per share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(unaudited)
Numerator — Net loss	$(20,555,450)	$(12,266,971)	$(7,667,079)	$(13,457,116)	$(15,561,959)

Denominator:
Weighted average number of common shares outstanding	3,050,128	2,905,903	2,514,958	3,143,807	3,041,439

Less weighted average shares subject to repurchase	(303,331)	(667,332)	(1,031,332)	(37,915)	(348,831)

Weighted average number of common shares outstanding used in computing basic and diluted net loss per share	2,746,797	2,238,571	1,483,626	3,105,892	2,692,608

Anti-Dilutive Securities — The following outstanding options, common stock subject to repurchase, convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(unaudited)
Convertible preferred stock (as if converted)	62,568,373	47,682,957	40,345,880	62,568,373	62,568,373

Options to purchase common stock	4,626,083	3,800,000	3,266,475	7,389,975	4,164,500

Common stock subject to repurchase	121,331	485,331	849,332	—	212,331

Warrants to purchase convertible preferred stock	345,000	362,500	362,500	729,614	362,500

	67,660,787	52,330,788	44,824,187	70,687,962	67,307,704

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Stock-Based Compensation —

Prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosures, an Amendment of FASB Statement No. 123 (“SFAS 148”). Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 148. This statement provides alternative methods of transition for companies who voluntarily change to the fair value-based method of accounting for stock-based employee compensation in accordance to SFAS 123, and enhances the disclosure requirements. This statement was effective upon its issuance.

The Company had previously accounted for stock options under SFAS 123 using the minimum value method, and on transition applied the prospective method. Under the prospective transition method, awards granted or modified after the adoption date are accounted for in accordance with SFAS No. 123R, Share-Based Payment (“SFAS 123R”). Equity awards issued prior to the adoption of SFAS 123R continue to be accounted for in accordance with APB 25.

As a result of the adoption of SFAS 123R, the Company’s operating results for the year ended December 31, 2006 and for the nine-month period ended September 30, 2007 (unaudited) contain a charge for stock-based compensation expense of $35,505 and $189,426, respectively, related to employee stock options. This charge is in addition to stock-based compensation expense recognized in prior periods related to stock options under APB 25. Hence, beginning with fiscal 2006, the Company’s earnings were lower than they would have been had the Company not been required to adopt SFAS 123R. This will continue to be the case for future periods.

Under SFAS 123R, stock-based compensation expense is measured at the grant date based on the value of the equity award and is recognized as expense, less expected forfeitures over the requisite service period, which is generally the vesting period. The fair value of each equity award is estimated on the date of grant using the Black-Scholes options pricing model. The Company recognizes stock-based compensation expense on the straight-line method for its equity awards issued to employees. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility, expected term, risk-free interest rate, and expected dividends.

Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method described in the Staff Accounting Bulletins (“SAB”) 107.

Expected Volatility — Expected volatility is estimated using comparable public company volatility for similar terms.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Expected Dividend — The Black-Scholes valuation model calls for a single expected dividend yield as an input and the Company has never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate — The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Estimated Forfeitures — The estimated forfeiture rate is based on the Company’s historical forfeiture rates.

The fair value of each option granted subsequent to December 31, 2005 was estimated at the date of grant using the following assumptions used for grants made:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2007	2006
		(unaudited)
Expected term	7 years	7 years	7 years

Expected volatility	101%	91%	104%

Risk-free interest rate	4.63%	4.70%	4.75%

Dividend yield	0%	0%	0%

Weighted average grant date fair value	$0.34	$0.50	$0.29

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards, including stock options using a fair value-based method. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

As of September 30, 2007 (unaudited) and December 31, 2006, there was $1.2 million and $0.3 million, respectively, of total unrecognized compensation costs, net of estimated forfeitures related to non-vested stock option awards granted after January 1, 2006 that will be recognized on a straight-line basis over the weighted average remaining period of 3.2 years and 3.3 years, respectively.

The Company accounts for equity instruments granted to non-employees under SFAS No. 123, Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or In Conjunction with Selling, Goods or Services and FASB Interpretation No. (“FIN”) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”). The options are recorded at fair value under SFAS 123 and are measured and recognized in accordance with EITF Issue No. 96-18 and FIN 28, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are required (see Note 9).

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Recent Accounting Pronouncements —

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 had no impact on our financial statements.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”), which amends FIN 48 to provide guidance on how we should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. As defined in FSP FIN 48-1, a tax position is considered to be effectively settled if the taxing authority completed its examination, we do not plan to appeal, and it is remote that the taxing authority would re-examine the tax position in the future. FSP FIN 48-1 did not have a material impact on our application of FIN 48 which we adopted as of December 31, 2006.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 addresses quantifying the financial statement effects of misstatements: specifically, how the effects of prior year uncorrected misstatements must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We have adopted SAB 108 as of January 1, 2006, as required. The implementation of SAB 108 did not have a material effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

We are currently in the process of evaluating the impact of SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value, on an instrument-by-instrument basis, many financial instruments and certain other assets and liabilities at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact that the adoption of SFAS 159 on our consolidated financial statements.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

3. Short-term Investments

Short-term investments consist of the following:

September 30, 2007 (unaudited)	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Available-for-sale short-term investments:

U.S. corporate debt securities	$499,659	$—	$(29)	$499,630

Commercial paper	4,923,492	20,853	—	4,944,345

	$5,423,151	$20,853	$(29)	$5,443,975

December 31, 2006	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Available-for-sale short-term investments:

U.S. corporate debt securities	$1,987,836	$—	$(61)	$1,987,775

Asset-backed securities	1,988,340	160	—	1,988,500

Commercial paper	9,378,954	4,519	—	9,383,473

	$13,355,130	$4,679	$(61)	$13,359,748

December 31, 2005	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Available-for-sale short-term investments:

U.S. corporate debt securities	$14,368,103	$—	$(33,453)	$14,334,650

Foreign corporate debt securities	504,654	—	(1,709)	502,945

	$14,872,757	$—	$(35,162)	$14,837,595

As of September 30, 2007 short-term investments consist of available-for-sale securities that are carried at fair value and mature within one year. The Company includes any unrealized gains and losses on short-term investments, net of tax, in stockholders’ equity as a component of other comprehensive income (loss).

4. Restricted Cash

Restricted cash at September 30, 2007 (unaudited) and December 31, 2006, and 2005, consists of $156,000, $156,000, and $75,000, respectively, as collateral for credit card purchases held in a certificate of deposit, and $50,525 held as a security deposit for the Company’s building lease.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

5. Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30, 2007
	2006	2005
			(unaudited)
Computer equipment and software	$309,938	$228,124	$317,023

Laboratory equipment	770,798	607,597	858,370

Furniture and fixtures	59,804	59,804	67,589

Leasehold improvements	121,657	121,657	121,657

	1,262,197	1,017,182	1,364,639
Less accumulated depreciation	(729,004)	(488,570)	(930,704)

	$533,193	$528,612	$433,935

Property and equipment depreciation and amortization expenses for the nine months ended September 30, 2007 (unaudited), and the years ended December 31, 2006, and 2005, and cumulatively for the period from December 6, 2000 (date of inception) through September 30, 2007 (unaudited) was $201,701, $240,434, $198,679, and $930,704, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		September 30, 2007
	2006	2005
			(unaudited)
Research and clinical trial expenses	$2,134,387	$676,194	$2,617,385

Manufacturing expenses	196,530	30,569	—

Payroll and related expenses	299,873	227,151	296,719

Professional services	32,627	101,631	26,604

Other	52,967	43,213	65,572

	$2,716,384	$1,078,758	$3,006,280

7. Borrowings

In March 2007, the Company entered into a Loan and Security Agreement for $10,000,000 under which the Company may borrow amounts through December 31, 2007. Pursuant to the agreement, the Company issued a warrant to purchase 192,307 shares of Series B convertible preferred stock (see Note 9). On July 2, 2007, the Company drew down the entire $10,000,000 available. Under the terms of the

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

warrant, the warrant became exercisable for an additional 192,307 shares of Series B convertible preferred stock for an aggregate of 384,614 shares of Series B convertible preferred stock (see Note 9). The facility is secured by substantially all of the Company’s assets and allows the Company to borrow at an annual rate equal to Prime Rate plus 2.75%. The interest rate was fixed at the time of the advance and payable in equal payments of principal and interest beginning on June 30, 2008. Under the terms of the facility, the Company may not incur any other indebtedness without the prior written consent of the lender. Even though the Company’s intellectual property is not included as collateral for the loan, other than product licenses, the Company may not, without the lender’s prior written consent, transfer, sell, assign, grant a security interest in, hypothecate, permit or suffer to exist any lien or otherwise transfer any interest in or encumber any portion of our intellectual property, including but not limited to the Company’s issued and applied for patents, copyrights, trademarks, licenses, trade secrets and know how. Upon maturity of the advance, the Company is required to make a final interest payment equal to 4.25% of the original advance amount. At September 30, 2007 (unaudited), the Company had $10,000,000 outstanding under this facility bearing interest at a weighted average rate of 12.70%.

Maturities of amounts outstanding under the credit facilities at September 30, 2007 (unaudited) are as follows:

2007	$0

2008	2,291,149

2009	4,994,527

2010	2,714,324

Total	$10,000,000

In March, 2004, the Company entered into a Loan and Security Agreement for $5,000,000 that the Company was able to draw down on through September 30, 2004. The Company did not draw down on this note during the year ending December 31, 2004. Pursuant to the agreement, the Company issued a warrant to purchase 300,000 shares of Series A convertible preferred stock (see Note 9).

In October 2002, the Company and a lending institution entered into an equipment note for up to $1,500,000 that the Company was able to draw down on through October 31, 2003. During the year ended December 31, 2003, the Company drew down $301,111 bearing annual interest between 8.35% and 9.01%. Through April 2005, the Company made monthly payments, including principal and interest, in the amount equal to an equal periodic installment set as a percentage of the loan at the interest rate multiplied by the loan amount as of the payment date. The note was paid in full in April 2005.

In October 2001, the Company entered into four convertible promissory notes in the aggregate principal amount of $50,000, which bear interest at a rate of 8.0% per annum. These notes were subject to conversion in the event the Company issued and sold shares of preferred stock which resulted in aggregate proceeds of at least $5,000,000. In April 2002, these notes consisting of principal and interest were converted to 51,973 shares of Series A convertible preferred stock upon the closing of the Series A convertible preferred stock financing.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

8. Equity

Common Stock

At September 30, 2007 (unaudited), the Company has reserved sufficient shares of common stock for issuance upon conversion of convertible preferred stock, warrants to purchase convertible preferred stock and exercise of stock options. Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the prior rights of the preferred stockholders. As of September 30, 2007, no dividends had been declared by the Board of Directors.

Prior to May 2002, the Company issued 2,500,000 shares of common stock, primarily to founders of the Company. Of the shares, 2,275,000 were subject to a vesting schedule whereby 20% of the shares vested as of April 2002, with the remaining 80% of shares vesting pro-rata on a monthly basis over a 60-month period commencing on the date of grant. As of September 30, 2007 (unaudited), all of these shares were fully vested with no shares subject to repurchase. The vesting of these shares was contingent upon continuing service to the Company, with unvested shares being subject to repurchase.

At September 30, 2007 (unaudited), the Company had reserved shares of common stock for issuance as follows:

Warrants	729,614

Convertible preferred stock	62,568,373

2002 Equity Incentive Plan	7,389,975

70,687,962

Convertible Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation, as amended, the Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock is issuable in series and the Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series. At September 30, 2007 (unaudited), convertible preferred stock consisted of the following:

Series	Shares		Price Per Share	Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
A	14,912,500	14,550,000	$1.000	$14,550,000	$14,438,491

B	49,472,000	48,018,373	1.068	51,283,623	50,945,244

	64,384,500	62,568,373		$65,833,623	$65,383,735

Significant provisions of the Convertible Preferred Stock are as follows:

Dividends — The holders of the Series A convertible preferred stock (“Series A”) and Series B convertible preferred stock (“Series B”) are entitled to receive dividends, out of any assets legally available, prior and in preference to the declaration or payment of any dividend on the common stock or other securities and

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

rights convertible of the Company, at the rate of 8% of the applicable original issue price per share, per annum. Such dividends are payable when, as and if, declared by the Board of Directors, and are not cumulative. As of September 30, 2007, no dividends had been declared.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A and Series B shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of any other class of capital stock, by reason of their ownership, an amount per share equal to $1.00 for each outstanding share of Series A, and to $1.068 for each outstanding share of Series B (as adjusted for any stock reversals, recapitalizations, dividends, combinations or splits) plus any declared but unpaid dividends on such shares. If available assets are insufficient to pay the full liquidation preference, the available assets will be distributed ratably to the holders of Series A and Series B in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full. The Amended and Restated Certificate of Incorporation provides that a change of control is deemed to be a liquidation event.

Redemption — The preferred stock is not redeemable.

Voting — A consolidation or merger of the Company with or into any other corporation(s), or other transaction that results in a change of greater than 50% of the voting control of the Company or the effectuation by the Company of a transaction in which the Company’s stockholders prior to the transaction hold less than 50% of the voting power of the remaining company, shall be deemed to be a liquidation, unless holders of a majority of the outstanding Series A and Series B approve the transaction voting together as a class.

Conversion — Each share of Series A and Series B, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price by the Series A conversion price determined on the date for conversion. Conversion of each share of preferred stock is automatic upon the closing of a firm commitment underwritten public offering with a per share price of not less than $3.00 per share (adjusted to reflect stock dividends, stock splits or recapitalization) and with aggregate proceeds of not less than $35,000,000 (net of underwriter commissions and discounts) or the agreement or written consent of holders of a majority of the outstanding shares of preferred stock.

Warrants — In connection with the issuance of the convertible notes payable in October 2001, the Company issued warrants to purchase 17,500 shares of Series A at an exercise price of $1.00 per share. The warrants expired in October 2006. The Company determined the fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected life of 5 years; a weighted average risk-free rate of 5%; expected dividend yield of zero; volatility of 90% and a deemed fair value of the preferred stock of $1.00. The fair value of these warrants was deemed insignificant. As of September 30, 2007 (unaudited), the warrants are no longer outstanding.

In connection with the terms of the equipment line of financing entered in October 2002 the Company issued a warrant to purchase 45,000 shares of Series A at an exercise price of $1.00 per share. The warrant expires in October 2012. The Company determined the fair value of the warrant using the

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Black-Scholes option pricing model with the following assumptions: expected life of 10 years; a weighted average risk-free rate of 5%; expected dividend yield of zero; volatility of 90% and a deemed fair value of the preferred stock of $1.00. The fair value of the warrant was deemed insignificant. As of September 30, 2007 (unaudited), the warrant remains outstanding.

In connection with the terms of the Loan and Security Agreement signed in March 2004, the Company issued two warrants to purchase an aggregate of 300,000 shares of Series A at an exercise price of $1.00 per share. The warrants expire on the earliest of: (i) March 2011 or (ii) the sale, conveyance or disposal of all or substantially all the Company’s property or the Company’s merger into or consolidation with other corporation. The Company determined the fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected life of 7 years; a weighted average risk-free rate of 5%; expected divided yield of zero: volatility of 90% and a deemed fair value of the preferred stock of $1.00. The fair value ascribed to these warrants upon their issuance was $211,322 and was recorded as additional paid-in-capital and amortized to interest expense during 2004. As of September 30, 2007 (unaudited), the warrants remain outstanding.

In connection with the terms of the Loan and Security Agreement signed in March 2007, the Company issued a warrant to purchase 192,307 shares of Series B at an exercise price of $1.30 per share. The warrant expires on the latter of (i) the seventh anniversary of its issue date or (ii) the second anniversary of the effective date of the Company’s initial public offering pursuant to a registration statement under the 1933 Act. The Company determined the fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: expected life of 7 years; a weighted average risk-free rate of 4.46%; expected divided yield of zero: volatility of 91% and a deemed fair value of the preferred stock of $1.068. The fair value ascribed to this warrant upon its issuance was $160,956. The fair value of the warrant was recorded as debt issuance costs and is amortized to interest expense using the effective interest rate method over the loan term. As of September 30, 2007 (unaudited), the warrant remains outstanding.

In connection with the drawdown of the loan, as mentioned in the previous paragraph, in the amount of $10,000,000, the warrant became exercisable for an additional 192,307 shares of Series B, for an aggregate of 384,614 shares of Series B, at an exercise price of $1.30 per share. The warrant expires on the latter of (i) the seventh anniversary of its issue date or (ii) the second anniversary of the effective date of the Company’s initial public offering pursuant to a registration statement under the 1933 Act. The Company determined the fair value of the additional warrant coverage of 192,307 shares using the Black-Scholes option pricing model with the following assumptions: expected life of 7 years; a weighted average risk-free rate of 4.93%; expected divided yield of zero: volatility of 86% and a deemed fair value of the preferred stock of $1.068. The fair value ascribed to the additional warrant coverage of 192,307 shares upon the drawdown of the loan was $156,982. The fair value of the additional warrant coverage of 192,307 shares was recorded as debt issuance costs and is amortized to interest expense using the effective interest rate method over the loan term. As of September 30, 2007 (unaudited), the additional warrant coverage of 192,307 shares remains outstanding.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

9. Stock Options

In April 2002, the Company adopted the 2002 Equity Incentive Plan (the “Plan”). Under the Plan, shares of the Company’s common stock have been reserved for the issuance of stock options to employees, directors and consultants, under terms and provisions established by the Board of Directors. Under the terms of the Plan, options may be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and nonstatutory stock options may not be less than 110% of fair market value, as determined by the Board of Directors.

Until March 2007, grants of options were typically subject to a five-year vesting schedule with 1/5 of the grant vesting upon the first anniversary of the vesting commencement date and the remainder of the shares vesting at a rate of 1/60 of the total shares subject to the option on each monthly anniversary of the vesting commencement date, subject to the continued service of the employee or service provider. In March 2007, the vesting schedule of newly issued option grants was reduced to four years, which the Company’s compensation committee and Board of Directors determined was in line with the Company’s peer group. Typically, the vesting schedule for option grants to newly hired employees provides that 1/4 of the grant vests upon the first anniversary of the employee’s date of hire and the remainder of the shares vesting monthly thereafter at a rate of 1/48 of the total shares subject to the option. All other options typically vest in equal monthly installments over the four-year vesting schedule.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Activity under the Plan is as follows:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Shares reserved for the Plan	2,500,000
Options granted	(1,903,000)	1,903,000	$0.05
Options cancelled	75,000	(75,000)	0.05

Balances — December 31, 2002	672,000	1,828,000	0.05
Options granted	(697,500)	697,500	0.10
Options cancelled	89,042	(89,042)	0.07
Options exercised		(15,958)	0.05

Balances — December 31, 2003	63,542	2,420,500	0.07
Additional shares reserved	3,500,000
Options granted	(1,829,500)	1,829,500	0.10
Options cancelled	923,525	(923,525)	0.05
Options exercised		(60,000)	0.05

Balances — December 31, 2004	2,657,567	3,266,475	0.09
Options granted	(1,170,000)	1,170,000	0.11
Options cancelled	178,921	(178,921)	0.10
Options exercised		(457,554)	0.06

Balances — December 31, 2005	1,666,488	3,800,000	0.10
Options granted	(1,083,500)	1,083,500	0.11
Options cancelled	206,043	(206,043)	0.10
Options exercised		(51,374)	0.08

Balances — December 31, 2006	789,031	4,626,083	0.10
Additional shares reserved — (unaudited)	2,500,000
Options granted — (unaudited)	(2,900,075)	2,900,075	0.32
Options cancelled — (unaudited)	39,667	(39,667)	0.20
Options exercised — (unaudited)		(96,516)	0.07

Balances — September 30, 2007 (unaudited)	428,623	7,389,975	0.19

As of December 31, 2006, 4,626,083 options were outstanding of which 2,134,891 options were vested.

The total intrinsic value of options outstanding at December 31, 2006 was $1.5 million. The total intrinsic value of options exercisable at December 31, 2006 was $0.7 million.

The total intrinsic value of options outstanding at September 30, 2007 (unaudited) was $5.6 million. The total intrinsic value of options exercisable at September 30, 2007 (unaudited) was $2.3 million.

The total intrinsic value of options exercised during the nine months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited) and the year ended December 31, 2006 was $40,279, $7,861 and $13,607, respectively.

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

The Company has granted options with exercise prices below the estimated fair value of common stock, determined retrospectively, as measured on the date of grant. The following table summarizes information with respect to all stock options granted since January 1, 2004:

Date	# of Stock Options Granted	Exercise Price of Options Granted	Fair Value of Common Stock	Intrinsic Value per Option on Date of Grant
08/08/07	214,750	$0.32	$0.61	$0.29
05/17/07	2,685,325	$0.32	$0.58	$0.26
11/13/06	18,000	$0.11	$0.42	$0.31
11/01/06	240,000	$0.11	$0.42	$0.31
10/16/06	5,000	$0.11	$0.39	$0.28
10/04/06	345,000	$0.11	$0.39	$0.28
10/02/06	12,000	$0.11	$0.39	$0.28
08/16/06	152,500	$0.11	$0.36	$0.25
06/07/06	10,000	$0.11	$0.34	$0.23
04/26/06	91,000	$0.11	$0.31	$0.20
02/08/06	210,000	$0.11	$0.29	$0.18
12/07/05	25,000	$0.11	$0.27	$0.16
10/12/05	115,000	$0.11	$0.25	$0.14
08/10/05	15,000	$0.11	$0.23	$0.12
06/01/05	110,000	$0.11	$0.21	$0.10
04/06/05	775,000	$0.11	$0.17	$0.06
02/02/05	130,000	$0.11	$0.17	$0.06
12/17/04	620,000	$0.11	$0.17	$0.06
12/01/04	5,000	$0.11	$0.17	$0.06
10/06/04	10,200	$0.11	$0.15	$0.04
08/04/04	79,800	$0.10	$0.15	$0.05
05/20/04	49,500	$0.10	$0.12	$0.02
03/31/04	990,000	$0.10	$0.12	$0.02
02/13/04	75,000	$0.10	$0.12	$0.02

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

The options outstanding and vested by exercise price at September 30, 2007 (unaudited) are as follows:

Options Outstanding			Options Currently Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Number Vested	Weighted Average Exercise Price
$0.05	247,500	4.93	246,541	$0.05
0.10	1,664,300	6.30	1,284,964	0.10
0.11	2,594,700	7.95	1,078,717	0.11
0.32	2,883,475	9.65	203,350	0.32

	7,389,975	8.14	2,813,572	0.12

The total fair value of options that vested during the nine months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited) and the year ended December 31, 2006 was $138,950, $55,079 and $69,428, respectively.

Deferred Stock-based Compensation

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation using the intrinsic value method in accordance with the provisions of APB 25 elected under SFAS 123, as amended for awards issued prior to the adoption of SFAS 123R. The Company will continue to amortize stock-based compensation on a straight-line basis over the related period of the award.

All stock-based compensation expense recognized in the statements of operations in connection with the stock options is as follows:

Stock-based Compensation Expense

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(unaudited)
Stock-based compensation expense — stock options issued to non-employees	$33,873	$23,074	$7,018	$36,259	$9,114

Stock-based compensation expense — stock options issued to employees	35,505	—	—	189,426	18,731

Amortization of stock-based compensation of awards under APB 25	24,522	23,007	5,577	16,619	18,717

Total stock-based compensation	$93,900	$46,081	$12,595	$242,304	$46,562

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

Unrecognized Stock-based Compensation Expense

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(unaudited)
Stock-based compensation expense — stock options issued to non-employees	$11,500	$11,998	$15,654	$43,236	$9,988

Stock-based compensation expense — stock options issued to employees	307,290	—	—	1,521,568	116,702

Amortization of stock-based compensation of awards under APB No. 25	75,766	108,585	51,383	50,593	83,225

Total stock-based compensation	$394,556	$120,583	$67,037	$1,615,397	$209,915

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair market value of the options at the date of exercise over the exercise prices of the options. Since the Company is in a net loss position, no deductions have been taken.

Stock-based Compensation Associated with Awards to Non-employees

For the years ended December 31, 2006, 2005, 2004, and the nine months ended September 30, 2007 (unaudited), the Company granted options to purchase 62,000, 60,000, 160,000 and 50,000, respectively, shares of common stock to consultants in exchange for services. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

For the years ended December 31, 2006, 2005, 2004, and the nine months ended September 30, 2007 and 2006 (unaudited), the fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes pricing model using the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2005	2004	2007	2006
				(unaudited)
Expected term	10 years	10 years	10 years	10 years	N/A

Expected volatility	98%	104%	106%	98%	N/A

Risk-free interest rate	4.53%	4.31%	4.24%	4.76%	N/A

Dividend yield	0%	0%	0%	0%	N/A

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

10. Income Taxes

The Company has incurred net operating losses (“NOL”) since inception. The Company has not reflected any benefit of such NOL carryforwards in the accompanying financial statements. The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	Years Ended December 31,
	2006	2005
Net operating loss carryforwards	$15,768,000	$8,522,000

Capitalized start-ups costs	2,879,000	2,247,000

Tax credits	1,096,000	799,000

Other	707,000	414,000

Total deferred tax assets	20,450,000	11,982,000

Valuation allowance	(20,450,000)	(11,982,000)

	$—	$—

The Company had NOL carryforwards of approximately $40.0 million for federal and state income tax purposes at December 31, 2006. If not utilized, these federal and state carryforwards will begin to expire in 2021 and 2011, respectively. At December 31, 2006, the Company also had research and development tax credit carryforwards of approximately $0.6 million and $0.7 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2021, and the state credits can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of NOL carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2006 and 2005. The valuation allowance increased by $8.5 million, $5.2 million and $5.9 million during the years ended December 31, 2006, 2005 and 2004, respectively.

FIN 48 became effective for the Company on January 1, 2007. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded net in deferred tax assets, which resulted in no FIN 48 liability on the balance sheet. The Company had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit the Company for the year 2001 through the current period. Interest and penalties are zero, and the Company’s policy is to account for interest and penalties in tax expense on the income statement. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN 48 had no impact on the Company’s effective tax rate. The Company adopted FIN 48

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a $325,000 reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no effect on the beginning balance of accumulated deficit or the net balance sheet. As of September 30, 2007, the unrecognized tax benefit of $325,000 increased to $435,000, all of which is offset by a full valuation allowance.

The Company files income tax returns in the U.S. federal jurisdiction and California tax jurisdictions. The tax years 2001 to 2006 remain open to examination by federal and state tax authorities.

The income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Years Ended December 31,
	2006	2005	2004
Computed expected federal tax benefit	$(6,988,853)	$(4,170,770)	$(2,606,806)

State income tax benefit, net of federal benefit	(1,317,304)	(850,943)	(544,742)

Research and development tax credits	(175,680)	(198,176)	(115,505)

Net operating losses not benefited	8,161,214	4,870,509	3,045,347

Change in federal valuation allowance	297,641	335,753	214,206

Other	22,982	13,627	7,500

Income tax provision	$—	$—	$—

11. Commitments and Contingencies

Laboratory and Office Facilities

In April 2005, the Company entered into a lease agreement for laboratory and office facilities in Palo Alto, California. The Company also pays its share of operating expenses with respect to the building in which the laboratory and office facilities are located. This noncancelable operating lease expires in January 2009.

Future aggregate minimum lease payments under the noncancelable operating leases as of September 30, 2007, are as follows:

Year Ending
December 31, 2007	$600,449

December 31, 2008	614,831

December 31, 2009	51,536

$1,266,816

The Company recognizes the rent expense on a straight-line basis over the noncancelable term of its operating lease. Rent expense was $575,523, $544,581 and $551,816 for the years ended December 31,

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

2006, 2005, and 2004, respectively and $436,521 and $432,085 for the nine months ended September 30, 2007 and 2006 (unaudited), respectively. Rent expense was $2,942,990 for the period from December 6, 2000 (inception) to September 30, 2007 (unaudited).

Under the terms of the lease agreements, the Company is obligated to provide the lessors with a letter of credit in the amount of $50,525. This amount is held in a short-term certificate of deposit and was classified as restricted cash as of September 30, 2007.

Stanford University License Agreement

In February 2002 the Company entered into a license agreement with The Board of Trustees of the Leland Stanford Junior University (“Stanford”) which was amended in November 2002 and December 2007. Under the terms of this license agreement, Stanford granted the Company a worldwide, exclusive, sublicensable license under certain of Stanford’s patents and technology to make, have made, use, import, offer for sale and sell therapeutics for treatment of human or animal diseases by administration of a polynucleotide encoding a self-antigen for the diseases treated by such polynucleotide administration.

Stanford also granted the Company an exclusive option to acquire an exclusive or non-exclusive license to future patent applications or patents offered by Stanford to the Company. If the Company exercises such option it will be required to pay to Stanford an option fee for each such patent application or patent. In addition, if the Company exercises such option it will be required to pay to Stanford a license fee. Under the license agreement the Company paid Stanford for the license and also issued shares of common stock to Stanford. The Company is required to pay Stanford annual royalties and earned royalties based on net sales upon product sales commencement. In addition, the Company is required to make certain immaterial payments to Stanford based upon achievement of certain development milestones.

The Company may terminate the license agreement by giving Stanford 30 days’ prior written notice. Each party may terminate the license agreement for a material breach if such breach remains uncured for 90 days after the receipt of a written notice of such breach from the other party.

Stanford owned 0.1% of the outstanding Series B at September 30, 2007 (unaudited).

Other Commitments

The Company has various manufacturing, clinical, research, and other contracts with vendors in the conduct of the normal course of its business. All contracts are terminable with varying provisions regarding termination. If a contract with a specific vendor were to be terminated, the Company would only be obligated for the products or services that the Company had received at the time the termination became effective.

Contingencies

While there are no legal proceedings the Company is aware of, the Company may become party to various claims and complaints arising in the ordinary course of business. Management does not believe

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

that any ultimate liability resulting from any of these claims will have a material adverse effect on its results of operations, financial position, or liquidity. However, management cannot give any assurance regarding the ultimate outcome of these claims and their resolution could be material to operating results for any particular period, depending upon the level of income for the period.

In connection with certain terminations of employment, the Company’s executive officers may be entitled to receive severance payments and benefits pursuant to their respective employment agreements and offer letters. In March 2007, the Board of Directors adopted a change in control policy with respect to executive officers which provides severance payments and benefits in the event the covered executive is terminated without cause or resigns with good reason within twelve months following a change in control. The severance payments and benefits are composed of cash payments in lieu of salary and bonus, accelerated vesting of stock options and continued health care coverage for a limited period of time.

12. Related Parties

Lawrence Steinman, a co-founder, member of the Company’s Board of Directors and Chairman of the Scientific Advisory Board, was the beneficial holder of 37.3% of the Company’s outstanding shares of common stock as of September 30, 2007 (unaudited). Dr. Steinman is retained as a consultant by the Company. Dr. Steinman receives an annual consulting fee of $200,000 and an annual $25,000 stipend for being the Chairman of the Scientific Advisory Board.

Paul J. Utz and William H. Robinson are both co-founders and were beneficial holders of 7.9% and 10.8%, respectively, of the Company’s outstanding shares of common stock as of September 30, 2007 (unaudited), and are retained as consultants by the Company. Dr. Utz and Dr. Robinson each receive an annual consulting fee of $75,000.

David E. Thompson, a member of the Company’s Board of Directors, is retained as a consultant to the Company. During the year ended December 31, 2006, he received options to purchase 30,000 shares of the Company’s common stock at $0.11 per share in payment for such consulting services (see Note 9).

PharmaBio Development, Inc., owned 0.6% of the outstanding Series B as of September 30, 2007 (unaudited). It is an affiliated company of Quintiles Transnational Corp., the organization that conducted the Company’s Phase II clinical trial for BHT-3009.

See also Note 11 — Stanford University License Agreement.

13. Employee Benefit Plans

The Company maintains a 401(k) plan for all of its employees in the United States. This Plan allows eligible employees to defer a portion of their pretax compensation to certain investments at the discretion of the employee. Under the 401(k) plan, the Company is not required to make plan contributions. The Company made no voluntary contributions to the plan during 2006, 2005 and 2004 respectively, nor for the nine-month period ending September 30, 2007 and 2006 (unaudited).

BAYHILL THERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of and for Years Ended December 31, 2006, 2005 and 2004, and the Nine Months Ended September 30, 2007 and 2006 (Unaudited) and Period from December 6, 2000 (Date of Inception) to September 30, 2007 (Unaudited)

14. Subsequent Event

In December 2007, the Company issued 20,144,235 shares of Series B at $1.068 per share for gross proceeds of approximately $21.5 million.

******

             Shares

Common Stock

PROSPECTUS

Until                     , 2008 (25 days after the date of this prospectus) all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of the dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Pacific Growth Equities, LLC

Lazard Capital Markets

Merriman Curhan Ford & Co.

Punk, Ziegel & Company

                    , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than the underwriting discount, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee		$3,390
FINRA filing fee		9,125
Nasdaq Global Market listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Since inception, the Registrant has issued and sold the following unregistered securities (the information reflects the 1-for-4.227 reverse stock split affecting the Registrant’s common stock effective in April 2002 and a 1-for-             reverse stock split to be effected immediately prior to the effectiveness of the Registrant’s initial public offering statement):

1.	In December 2000, the Registrant granted 1,183,000 shares of common stock to Lawrence Steinman pursuant to a Founder Stock Purchase Agreement with Dr. Steinman. The Registrant and Dr. Steinman subsequently entered a Stock Restriction Agreement imposing certain limitations and restrictions on Dr. Steinman’s shares. Dr. Steinman’s shares have fully vested.

2.	In February 2002, the Registrant granted common stock to certain employees, founders, Leland Stanford Junior University and service providers pursuant to Founder Stock Purchase Agreements as follows: 22,750 shares of common stock to Asa Abeliovich; 50,000 shares of common stock to Leland Stanford Junior University; 341,250 shares of common stock to Hideki Garren; 125,000 shares of common stock to Martin Goldstein; 50,000 shares of common stock to Gray, Cary Ware & Freidenrich LLP; 22,750 shares of common stock to David Hirchberg; 341,250 shares of common stock to William Robinson; 113,750 shares of common stock to Pedro Ruiz; and 250,250 shares of common stock to Paul J. Utz. All employee agreements were subsequently amended to provide for monthly vesting over periods of up to 5 years. As of the date of this registration statement, all such employee grants are fully vested.

3.	From April 2002 to July 2002, the Registrant issued and sold 14,550,000 shares of Series A convertible preferred stock to venture capital funds at a per share price of $1.00, for aggregate consideration of $14,550,000. Upon completion of this offering, these shares of Series A convertible preferred stock will convert into 14,550,000 shares of the Registrant’s common stock.

4.	In October 2002, the Registrant issued a warrant to purchase an aggregate of 45,000 shares of Series A convertible preferred stock at an exercise price of $1.00 per share to a certain lender to the Registrant. The warrant may be exercised at any time prior to its termination date, which is the later of the tenth anniversary of its issue date, or the fifth anniversary of the Registrant’s initial public offering.

5.	In March 2004, the Registrant issued warrants to purchase an aggregate of 300,000 shares of Series A convertible preferred stock at an exercise price of $1.00 per share to certain lenders to the Registrant. The warrants may be exercised at any time prior to their termination dates, which are the seventh anniversaries of their issue dates.

6.	In April 2004, the Registrant granted 250,250 shares of common stock to Paul J. Utz pursuant to a Founder Stock Purchase Agreement with Dr. Utz. Pursuant to the Founder Stock Purchase Agreement, the shares of restricted stock vest 20% on April 24, 2002, and in 60 equal, monthly installments thereafter.

7.	From September 2004 to February 2006, the Registrant issued and sold 48,018,373 shares of Series B convertible preferred stock to venture capital funds and certain other investors at a per share price of $1.068, for aggregate consideration of approximately $51.3 million. Upon completion of this offering, these shares of Series B convertible preferred stock will convert into 48,018,373 shares of the Registrant’s common stock.

8.	In March 2007, the Registrant issued a warrant to purchase 192,307 shares of Series B convertible preferred stock at an exercise price of $1.30 per share to a certain lender to the Registrant. Under the terms of the warrant and in connection with a loan made by the lender to the Registrant, the warrant is currently exercisable for an aggregate of 384,614 shares of Series B convertible preferred stock at an exercise price of $1.30 per share. The warrant may be exercised at any time prior to its termination date, which is the later of the seventh anniversary of its issue date, or the second anniversary of the Registrant’s initial public offering.

9.	In December 2007, the Registrant issued and sold 20,144,235 shares of Series B convertible preferred stock to venture capital funds and certain other investors at a per share price of $1.068, for aggregate consideration of approximately $21.5 million. Upon completion of this offering, these shares of Series B convertible preferred stock will convert into 20,144,235 shares of the Registrant’s common stock.

10.	Since the Registrant’s inception through December 31, 2007, the Registrant has granted stock options to purchase 9,647,000 shares of the Registrant’s common stock at exercise prices ranging from $0.05 to $0.32 per share to a total of 77 employees, consultants and directors of the Registrant under the Registrant’s 2002 Equity Incentive Plan. Since the Registrant’s inception through December 31, 2007, the Registrant had issued and sold an aggregate of 3,181,402 shares of its common stock to the Registrant’s employees, consultants and directors at prices ranging from $0.05 to $0.32 per share pursuant to exercises of options granted under the Registrant’s 2002 Equity Incentive Plan.

The issuance of securities described above in paragraphs (1) through (9) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraph (10) was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, currently in effect.

3.3	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation, currently in effect.

3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.5	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.6*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2	Amended and Restated Investor Rights Agreement dated October 4, 2004, as amended to date.

4.3	Warrant Agreement by and between the Registrant and GATX Ventures, Inc. dated October 31, 2002.

4.4	Preferred Stock Purchase Warrant by and between the Registrant and Lighthouse Capital Partners IV, L.P. dated March 15, 2004.

4.5	Preferred Stock Purchase Warrant by and between the Registrant and Lighthouse Capital Partners V, L.P. dated March 15, 2004.

4.6	Plain English Warrant Agreement by and between the Registrant and Triplepoint Capital LLC dated March 7, 2007.

5.1*	Opinion of Latham & Watkins LLP.

10.1	Bayhill Therapeutics, Inc. 2002 Equity Incentive Plan and forms of agreements relating thereto.

10.2*	Bayhill Therapeutics, Inc. 2008 Equity Award Plan and forms of agreements relating thereto.

10.3*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.4A	Form of Change of Control Severance Agreement entered into by the Registrant’s Chief Executive Officer, Chief Financial Officer and Vice President of Business Development.

10.4B	Form of Change of Control Severance Agreement entered into by the Registrant’s executive officers other than its Chief Executive Officer, Chief Financial Officer and Vice President of Business Development.

10.5.1†	License Agreement dated February 1, 2002, by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

10.5.2†	Amendment Agreement dated November 8, 2002 to the License Agreement by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

10.5.3†	Amendment No. 2 dated December 18, 2007 to the License Agreement by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

10.6	Lease Agreement by and between the Registrant and Renault & Hardley Employees Investment Co. dated November 23, 2004.

16.1*	Letter from PricewaterhouseCoopers LLP.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
†	Confidential treatment requested for certain portions.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 9th day of January, 2008.

BAYHILL THERAPEUTICS, INC.

By:	/S/ MARK W. SCHWARTZ
Mark W. Schwartz, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Mark W. Schwartz, Ph.D. and Fred Kurland, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MARK W. SCHWARTZ MARK W. SCHWARTZ	President and Chief Executive Officer, Director (Principal Executive Officer)	January 9, 2008

/S/ FRED KURLAND FRED KURLAND	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	January 9, 2008

/S/ FREDERICK J. DOTZLER FREDERICK J. DOTZLER	Director	January 9, 2008

/S/ ROSINA MAAR PAVIA ROSINA MAAR PAVIA	Director	January 9, 2008

/S/ LAWRENCE STEINMAN LAWRENCE STEINMAN	Director	January 9, 2008

/S/ DAVID E. THOMPSON DAVID E. THOMPSON	Director	January 9, 2008

/S/ JAMES N. WOODY JAMES N. WOODY	Director	January 9, 2008

/S/ PHILIP M. YOUNG PHILIP M. YOUNG	Director	January 9, 2008

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, currently in effect.

3.3	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation, currently in effect.

3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.5	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.6*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2	Amended and Restated Investor Rights Agreement dated October 4, 2004, as amended to date.

4.3	Warrant Agreement by and between the Registrant and GATX Ventures, Inc. dated October 31, 2002.

4.4	Preferred Stock Purchase Warrant by and between the Registrant and Lighthouse Capital Partners IV, L.P. dated March 15, 2004.

4.5	Preferred Stock Purchase Warrant by and between the Registrant and Lighthouse Capital Partners V, L.P. dated March 15, 2004.

4.6	Plain English Warrant Agreement by and between the Registrant and Triplepoint Capital LLC dated March 7, 2007.

5.1*	Opinion of Latham & Watkins LLP.

10.1	Bayhill Therapeutics, Inc. 2002 Equity Incentive Plan and forms of agreements relating thereto.

10.2*	Bayhill Therapeutics, Inc. 2008 Equity Award Plan and forms of agreements relating thereto.

10.3*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.4A	Form of Change of Control Severance Agreement entered into by the Registrant’s Chief Executive Officer, Chief Financial Officer and Vice President of Business Development.

10.4B	Form of Change of Control Severance Agreement entered into by the Registrant’s executive officers other than its Chief Executive Officer, Chief Financial Officer and Vice President of Business Development.

10.5.1†	License Agreement dated February 1, 2002, as amended to date, by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

10.5.2†	Amendment Agreement dated November 8, 2002 to the License Agreement by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

Exhibit No.	Description

10.5.3†	Amendment No. 2 dated December 18, 2007 to the License Agreement by and between the Registrant and the Board of Trustees of the Leland Stanford Junior University.

10.6	Lease Agreement by and between the Registrant and Renault & Hardley Employees Investment Co. dated November 23, 2004.

16.1*	Letter from PricewaterhouseCoopers LLP.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
†	Confidential treatment requested for certain portions.